Exhibit 2.1

AGREEMENT AND PLAN OF MERGER
among
GREEN DOT CORPORATION,
PATRIOT MERGER SUB LLC,
SBBT HOLDINGS, LLC,
TORREY HOLDINGS, LLC,
AS THE HOLDER REPRESENTATIVE
and
THE PERSONS DELIVERING JOINDER AGREEMENTS HEREWITH
Dated as of September 17, 2014

i

(Continued)

(Continued)

(Continued)

Exhibit A	Form of Joinder Agreement
Exhibit B-1	Key Employees
Exhibit B-2	Holders Signing Non-Competition Agreements
Exhibit C	Form of Escrow Agreement
Exhibit D	Company Knowledge Persons
Exhibit E	Parent Knowledge Persons
Exhibit F	Form of Registration Rights Agreement
Exhibit G	Side Letter
Exhibit H	Signing Spreadsheet
Exhibit I	Preliminary Statement of Net Working Capital
Exhibit J	Applicable Accounting Principles
Exhibit K	Company LLC Agreement

Schedule 2.7	Commitment Fee Arrangement
Schedule 5.1	Conduct of Business Prior to Closing
Schedule 5.17	Termination of Certain Contracts
Schedule 5.8(b)	Consents and Notices
Schedule 7.3(b)	Required Consents and Approvals
Schedule 8.2(g)	Certain Indemnified Matters
Schedule 10.6	Certain Data Room Exceptions

Annex A	Earnout Provisions

AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (as amended or restated in accordance with Section 10.2 of this Agreement, this “Agreement”), dated as of September 17, 2014 (“the date hereof” or “the date of this Agreement”), is by and among Green Dot Corporation, a Delaware corporation (“Parent”), Patriot Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), SBBT Holdings, LLC, a Delaware limited liability company (the “Company”), Torrey Holdings, LLC, a Delaware limited liability company, solely in its capacity as the initial Holder Representative hereunder, and the Persons delivering Joinder Agreements herewith.
RECITALS
A.    The Boards of Directors (or other similar governing bodies) of each of Parent, the Company and Merger Sub have (i) determined that the merger of Merger Sub with and into the Company with the Company continuing as the surviving entity (the “Merger”) would be advisable and fair to, and in the best interests of, their respective stockholders or members, as applicable, and (ii) approved the Merger upon the terms and subject to the conditions set forth in this Agreement pursuant to the Delaware Limited Liability Company Act (the “DLLCA”).
B.    Concurrently with the execution of this Agreement, each Holder has executed and delivered a joinder agreement substantially in the form attached as Exhibit A hereto (each, a “Joinder Agreement”).
C.    As an essential inducement for Parent and Merger Sub to enter into this Agreement, those Holders who are listed on Exhibit B-1 hereto (the “Key Employees”) are, concurrently with the parties entering into this Agreement, accepting employee offer letters (the “Employee Offer Letters”) and each Holder who is listed on Exhibit B-2 is entering into a non-competition agreement (collectively, the “Non-Competition Agreements”) that will become effective upon consummation of the Merger. For the avoidance of doubt, the continued effectiveness of the Employee Offer Letters and the Non-Competition Agreements is not a condition to Closing.
AGREEMENT
In consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
DEFINITIONS
Section 1.1    Certain Defined Terms. For purposes of this Agreement:
“Action” means any claim, action, suit, inquiry, determination, order, proceeding, audit or investigation by or before any Governmental Authority, or any other arbitration, mediation or similar proceeding.
“Advent” means Advent Financial Services, LLC, a Delaware limited liability company.

“Advent Agreement” means that certain Asset Purchase Agreement, dated as of August 18, 2014, by and among Santa Barbara Tax Products Group, LLC, Advent and Novation.
“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.
“Amegy” means Amegy Bank National Association.
“Ancillary Agreements” means the Escrow Agreement, the Registration Rights Agreement and the Side Letter.
“Antitrust Laws” means any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of Los Angeles, California or New York, New York.
“Closing Cash Consideration” means (i) $205,000,000, minus (ii) the Working Capital Underage, if any, minus (iii) the Holder Representative Expense Fund.
“Closing Merger Consideration” means (i) the Closing Cash Consideration plus (ii) the Closing Stock Consideration.
“Closing Stock Consideration” means (i) 6,133,334 shares of Parent Common Stock minus (ii) the Escrow Amount.
“Company Common Unit” means a “Common Unit” as defined in the Company LLC Agreement.
“Company Employees” means the employees of the Company or its Subsidiaries identified on Schedule 3.11(e).
“Company Incentive Unit” means an “Incentive Unit” as defined in the Company LLC Agreement.
“Company LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, effective as of January 14, 2010, as amended from time to time.
“Company Material Adverse Effect” means any event, change, circumstance, occurrence, effect, state of facts or development that (x) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (y) materially impairs the ability of the Company to consummate, or prevents or materially delays, the Merger or would reasonably be expected to do so; provided, that in the case of (x) only, the following will be deemed not to be, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Company Material Adverse Effect: any adverse change, effect, event, occurrence, state of facts or development to the extent (but only to the extent) resulting from (i) the public announcement or pendency of the transactions contemplated by this Agreement (provided, that the exceptions in this clause (i) shall not apply to any breach of any representation or warranty contained in Section 3.3, Section 3.9 and Section 3.10 (or any portion thereof), in each case to the extent that the purpose of such representations or warranties (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or satisfaction of conditions under this Agreement); (ii) conditions affecting the U.S. economy as a whole or the capital markets in general or the markets in which the Company operates; (iii) any act expressly required by this Agreement (provided, that the exception in this clause (iii) shall not apply to actions taken by the Company in the ordinary course of business and without the consent of Parent); (iv) changes in GAAP; and (v) the commencement, continuation or escalation of a war, armed hostilities or other international or national calamity or act of terrorism directly involving the United States of America; it being understood and agreed that in the case of clauses (ii), (iv) and (v) above, to the extent that any such change, effect, event, occurrence, state of facts or development has a disproportionate and adverse effect on the Company relative to other businesses in the industry in which the Company operates, such change, effect, event, occurrence, state of facts or development may be taken into account in determining whether a Company Material Adverse Effect has occurred.
“Company Materiality Representations” means the representations and warranties of the Company set forth in Article III of this Agreement other than the representations and warranties (i) set forth in Section 3.6(a), Section 3.7(b), Section 3.10(b), Section 3.12(a), Section 3.12(b), Section 3.14(j), Section 3.15(a), Sections 3.17(a)(iii) and (xi) and Section 3.19 and (ii) that refer to Permitted Encumbrances.
“Company Warrant” means each outstanding warrant to purchase Company Common Units.
“Contract” means any contract, agreement, arrangement or understanding, whether written or oral and whether express or implied.
“control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Current Assets” means, as of any specified date, without duplication, the aggregate consolidated current assets of the Company and its Subsidiaries (including the aggregate amount of all cash and cash equivalents of the Company and its Subsidiaries required to be reflected as cash and cash equivalents on a consolidated balance sheet of the Company and its Subsidiaries as of such date prepared in accordance with GAAP, excluding any cash or cash equivalents that constitute “restricted cash” under GAAP) as shown on the consolidated balance sheet of the Company and its Subsidiaries as of such date and calculated in accordance with GAAP applied on a basis consistent with the preparation of the Balance Sheet and the Applicable Accounting Principles.
“Current Liabilities” means, as of any specified date, without duplication, the aggregate consolidated current liabilities of the Company and its Subsidiaries (including without limitation, Transaction Expenses to the extent not included in current liabilities, accrued payroll and related expenses, accrued Taxes, customer credits, deferred rent and deferred revenue, but excluding Funded Indebtedness) as shown on the consolidated balance sheet of the Company and its Subsidiaries as of such date and calculated in accordance with GAAP applied on a basis consistent with the preparation of the Balance Sheet and the Applicable Accounting Principles.
“Encumbrance” means any charge, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, or transfer restriction of any kind, including any restriction on assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Company or any of its Subsidiaries and that, together with the Company or any of its Subsidiaries, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Escrow Agent” means Wilmington Trust, N.A., or its successor under the Escrow Agreement.
“Escrow Agreement” means the Escrow Agreement to be entered into by Parent, the Holder Representative and the Escrow Agent, substantially in the form attached as Exhibit C hereto.
“Escrow Amount” means 1,066,667 shares of Parent Common Stock.
“Escrow Fund” means, as of any date of determination, the Escrow Amount deposited with the Escrow Agent, as such amount may have been increased or decreased as provided in this Agreement and the Escrow Agreement.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations pertaining thereto.

“Final Net Working Capital” means the Net Working Capital of the Company and its Subsidiaries as of the Closing Date as finally determined pursuant to Section 2.14.
“Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated hereby, including the parties to the Bank Financing Commitments and any joinder agreements or credit agreements (including the definitive agreements executed in connection with the Bank Financing Commitments) relating thereto.
“Funded Indebtedness” means, as at a specified date, and without duplication: (i) all indebtedness for borrowed money of the Company and its Subsidiaries, and all obligations evidenced by notes, bonds (other than surety bonds), debentures or other similar interests; (ii) all liabilities and amounts owed by the Company or any of its Subsidiaries in respect of the acceleration, termination, cancellation or prepayment of indebtedness for borrowed money; and (iii) any accrued and unpaid interest on the foregoing items.
“GAAP” means United States generally accepted accounting principles and practices as in effect on the date hereof.
“Governmental Authority” means any United States or non-United States federal, national, supranational, state, provincial, local or similar government, governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal, or arbitral or judicial body (including any grand jury).
“Holders” means all holders of Units and Company Warrants (each such Person, individually, a “Holder”).
“HSR Act” means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended.
“Immediate Family” means, with respect to any specified Person, any other Person who is a spouse, parent, child, sibling, mother- or father-in-law, son- or daughter-in-law, brother- or sister-in-law, and any other Person (other than domestic employees) who shares such specified Person’s home.
“Indebtedness” means, as at a specified date, the aggregate amount of all outstanding (i) Funded Indebtedness and (ii) Other Indebtedness.
“Intellectual Property” means all intellectual property rights arising from the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), domain names and other Internet addresses or identifiers, trade dress and similar indicators of source, and applications (including intent to use applications and similar reservations of marks and all goodwill associated therewith) to register any of the foregoing (collectively, “Marks”); (ii) patents, utility models and any similar or equivalent statutory rights with respect to the protection of inventions, and all applications for any of the foregoing (collectively, “Patents”); (iii) copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (iv) trade secrets, know-how, inventions, methods, processes and processing instructions, technical data, specifications, research and development information, technology including rights and licenses, product roadmaps, customer lists and other proprietary information, in each case to the extent any of the foregoing derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use, excluding any Copyrights or Patents that may cover or protect any of the foregoing (collectively, “Trade Secrets”); and (v) moral rights, publicity rights, data base rights and any similar proprietary rights or any other intellectual property rights.
“knowledge,” (i) with respect to the Company, means the actual knowledge of the individuals listed on Exhibit D (provided, that Joe Sica shall only be included on Exhibit D for purposes of Sections 3.8 and 3.9 hereof and Steve Varga shall only be included on Exhibit D for purposes of Section 3.23 hereof) after due inquiry by such individuals of the officers and employees of the Company and its Subsidiaries having administrative or operational responsibilities for the particular subject matter in question, and (ii) with respect to Parent, means the actual knowledge of the individuals listed on Exhibit E after due inquiry by such individuals of the officers and employees of Parent and its Subsidiaries having administrative or operational responsibilities for the particular subject matter in question.
“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or order of any Governmental Authority.
“Leased Real Property” means all real property leased, subleased or licensed to the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries otherwise has a right or option to use or occupy, together with all structures, facilities, fixtures, systems, improvements and items of property previously or hereafter located thereon, or attached or appurtenant thereto, and all easements, rights and appurtenances relating to the foregoing.
“Marketing Period” means the 60-day period beginning on the date hereof and ending on November 17, 2014.
“Members” means the holders of Units.
“Merger Consideration” means the aggregate amount of (i) the Closing Merger Consideration, plus (ii) any amounts paid in respect of Units and Company Warrants out of the Escrow Fund, plus (iii) any amounts paid in respect of Units and Company Warrants out of the Holder Representative Expense Fund, plus (iv) the Earnout Consideration, if any, paid in respect of Units and Company Warrants pursuant to the Earnout Provisions, plus (v) the amount, if any, payable by Parent under Section 2.14(f), minus (vi) the amount, if any, payable to Parent under Section 2.14(f).

“Net Working Capital” means, as at a specified date and without duplication, an amount (which may be positive or negative) equal to (i) the Current Assets of the Company and its Subsidiaries minus (ii) the Current Liabilities of the Company and its Subsidiaries, as adjusted and computed in accordance with the Applicable Accounting Principles.
“Novation” means Novation Companies, Inc., a Maryland corporation.
“NYSE” means the New York Stock Exchange.
“Open Source Software” means any software that is licensed, distributed or conveyed under a Contract that requires as a condition of its use, modification or distribution that it, or other software into which such software is incorporated or with which such software is distributed or that is derived from such software, be disclosed or distributed in source code form or delivered at no charge; “Open Source Software” includes software licensed under the GNU’s General Public License or Lesser/Library General Public License, the Mozilla Public License and any license listed at www.opensource.org.
“Original Filing” means that certain filing of the Letter of Intent, dated June 24, 2014, of Parent and acknowledged by the Company, filed on August 8, 2014 under the HSR Act with respect to the transactions contemplated hereby.
“Other Indebtedness” means, with respect to the Company and its Subsidiaries, (i) all liabilities upon which interest charges are customarily paid (excluding, for the avoidance of doubt, trade payables and accrued liabilities incurred in the ordinary course of business consistent with past practice and any Funded Indebtedness), (ii) the amount capitalized under GAAP as liabilities as lessee under capitalized leases, (iii) any liability for the deferred and unpaid purchase price of property, assets or services (other than trade payables), (iv) all amounts drawn under surety bonds, letters of credit or similar obligations, and (v) any accrued and unpaid interest on the foregoing items.
“Parent Common Stock” means the Class A common stock, par value $.001 per share, of Parent.
“Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect, state of facts or development that (x) is or would reasonably be expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole or (y) materially impairs the ability of Parent to consummate, or prevents or materially delays, the Merger, or would reasonably be expected to do so; provided, that in the case of (x) only, the following will be deemed not to be, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Parent Material Adverse Effect: any adverse change, effect, event, occurrence, state of facts or development to the extent (but only to the extent) resulting from (i) the public announcement or pendency of the transactions contemplated by this Agreement (provided, that the exceptions in this clause (i) shall not apply to any breach of any representation or warranty contained in Section 4.3 and Section 4.10 (or any portion thereof), in each case to the extent that the purpose of such representations or warranties (or portion thereof) is to address the consequences resulting from the execution and delivery of this Agreement or satisfaction of conditions under this Agreement); (ii) conditions affecting the U.S. economy as a whole or the capital markets in general or the markets in which Parent operates; (iii) any act expressly required by this Agreement; (iv) changes in GAAP; (v) the commencement, continuation or escalation of a war, armed hostilities or other international or national calamity or act of terrorism directly involving the United States of America; (vi) any failure by Parent to meet published analysts estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into consideration); (vii) any decline in the market price or change in the trading volume of Parent Common Stock, in and of itself (it being understood that the underlying cause(s) of any such failure may be taken into consideration); it being understood and agreed that in the case of clauses (ii), (iv) and (v) above, to the extent that any such change, effect, event, occurrence, state of facts or development has a disproportionate and adverse effect on Parent relative to other businesses in the industry in which Parent operates, such change, effect, event, occurrence, state of facts or development may be taken into account in determining whether a Parent Material Adverse Effect has occurred.
“Parent Stock Price” means $18.75.
“Permitted Encumbrances” means (i) statutory liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company or its Subsidiaries and for which appropriate reserves have been established in accordance with GAAP; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, significant; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the Leased Real Property which are not violated by the current use and operation of the Leased Real Property; (iv) covenants, conditions, restrictions, Encumbrances and other similar matters of record affecting title to the Leased Real Property which do not materially impair the continued ownership, use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as currently conducted; (v) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; and (vi) purchase money liens and liens securing rental payments under capital lease arrangements.
“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.
“Personal Information” means “personal data,” “personal information,” or other equivalent terms under applicable Privacy Laws, as defined in Section 3.20(a),

including name, address, telephone number, electronic mail address, social security number and bank account number or credit card number of an individual.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.
“Pre-Closing Taxes” means, without duplication, all Taxes for which the Company or its Subsidiaries are liable: (i) with respect to any Pre-Closing Tax Period; (ii) as a result of being a member of an affiliated, combined, unitary or similar group prior to the Closing; (iii) as a transferee or successor, by contract or pursuant to any Law, rule or regulation, which Taxes relate to an event or transaction occurring before the Closing; (iv) arising out of or resulting from the transactions contemplated hereby (including any Transfer Taxes that are the liability of the Holders pursuant to Section 6.3), in each case together with any interest, penalties and additions to Tax with respect to any of the foregoing. In addition, for purposes of determining pre-Closing Taxes for any Straddle Period: (a) Taxes other than those described in clause (b) shall be allocated based on an assumed closing of the books of the Company and each Subsidiary as of the close of the Closing Date, with exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Closing Date was the last day of the Straddle Period) allocated between the portion of the Straddle Period ending on the Closing Date and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion; and (b) any real, personal and intangible property Taxes for the Pre-Closing Tax Period shall be equal to the amount of such Taxes for such entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period.
“Pro Rata Percentage” means, with respect to each Holder, the percentage set forth under the column “Pro Rata Percentage” opposite such Holder’s name on the Signing Spreadsheet as it may be updated in accordance with this Agreement.
“Registration Rights Agreement” means the Registration Rights Agreement substantially in the form attached as Exhibit F hereto.
“Related Party,” with respect to any specified Person, means: (i) any Affiliate of such specified Person, or any director, executive officer, general partner or managing member of such Affiliate; (ii) any Person who serves or within the past five years has served as a director, executive officer, partner, member or in a similar capacity of such specified Person; (iii) any Immediate Family member of a Person described in clause (ii); or (iv) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s Immediate Family, more than 5% of the outstanding equity or ownership interests of such specified Person.
“Representatives” means, with respect to any Person, the officers, directors, principals, employees, agents, auditors, advisors, bankers and other representatives of such Person.

“Rule 144” means Rule 144 promulgated by the SEC under the Securities Act.
“SBTPG” means Santa Barbara Tax Products Group, LLC, a Delaware limited liability company and a wholly owned Subsidiary of the Company.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations pertaining thereto.
“Side Letter” means the Side Letter substantially in the form attached as Exhibit G hereto.
“Software” means any and all computer programs, software (in object and source code), firmware, middleware, applications, API’s, web widgets, code and related algorithms, models and methodologies, files, documentation and all other tangible embodiments thereof.
“Straddle Period” means any taxable period that includes, but does not end on, the Closing Date.
“Subsidiary” means, with respect to any Person, any other Person controlled by such first Person, directly or indirectly, through one or more intermediaries.
“Systems” means servers, hardware systems, databases, circuits, networks and other computer and telecommunications assets and equipment.
“Target Net Working Capital” means: (i) if the Closing occurs after September 15, 2014 but on or prior to September 30, 2014, $3,570,000; (ii) if the Closing occurs after September 30, 2014 but on or prior to October 15, 2014, $3,130,000; (iii) if the Closing occurs after October 15, 2014 but on or prior to October 31, 2014, $2,690,000 and (iv) if the Closing occurs after October 31, 2014, $2,079,200.
“Tax Authority” means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.
“Tax Contest” means any inquiry, claim, assessment, audit or similar event with respect to Taxes.
“Tax Return” means any return, declaration, report, certificate, bill, election, claim for refund, information return, statement or other written information and any other document filed or supplied or required to be filed or supplied to any Governmental Authority with respect to Taxes, including any schedule, attachment or supplement thereto, and including any amendment thereof.
“Taxes” means: (i) all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, stock, ad valorem, transfer, transaction, franchise,

profits, gains, registration, license, wages, lease, service, service use, withholding, social security, unemployment, welfare, disability, payroll, employment, excise, severance, stamp, environmental, occupation, workers’ compensation, premium, real property, personal property, escheat or unclaimed property, windfall profits, net worth, capital, value-added, alternative or add-on minimum, customs duties, estimated or other taxes, fees, assessments, charges or levies of any kind whatsoever (whether imposed directly or through withholding and including taxes of any third party in respect of which a Person may have a duty to collect or withhold and remit and any amounts resulting from the failure to file any Tax Return), together with any interest and any penalties, additions to tax or additional amounts with respect thereto; (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of Law; and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other Person.
“Transaction Expenses” means, without duplication, to the extent not paid prior to the Closing, the aggregate amount of any and all fees and expenses incurred by or on behalf of, or to be paid directly by, the Company or any of its Subsidiaries or any Person (other than the fees and expenses of Parent) that the Company pays or reimburses or is otherwise legally obligated to pay or reimburse in connection with the process of selling the Company or the negotiation, preparation or execution of this Agreement or the Ancillary Agreements or the performance or consummation of the Transactions, including: (i) all fees and expenses of counsel, advisors, consultants, investment bankers, accountants, auditors and any other experts incurred by the Company or any of its Subsidiaries in connection with the Transactions (including any process run by or on behalf of the Company in connection with such transactions and including, if the Closing occurs, the Section 5.10 Expenses); (ii) any fees and expenses associated with obtaining necessary or appropriate waivers, consents, or approvals of any Governmental Authority or third parties incurred by the Company or any of its Subsidiaries prior to Closing in connection with the Transactions (including any process run by or on behalf of the Company in connection with such transactions), other than the application fees required pursuant to the Original Filing; (iii) any fees or expenses associated with obtaining the release and termination of any Encumbrances for Funded Indebtedness in connection with the Transactions (including any process run by or on behalf of the Company in connection with such transactions); (iv) any stay, change of control, equity appreciation, phantom equity, deferred compensation or similar payments due by the Company or any of its Subsidiaries to any employee or consultant of the Company or any of its Subsidiaries (whether payable prior to, on or after the Closing Date), under any Plan which obligation, in each case, arises solely as a result of the execution of this Agreement or the performance or consummation of the transactions contemplated hereby (i.e., “single trigger” payments); (v) the payment to Brian Schmidt contemplated by item 2 of Schedule 3.4(c) of the Disclosure Schedules; (vi) all fees or other amounts accrued and payable by the Company or its Subsidiaries to TRE Services through the Effective Time pursuant to the TRE Services Agreement; and (vii) all brokers’, finders’ or similar fees in connection with the Transactions (including any process run by or on behalf of the Company in connection with such Transactions).

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.
“Transfer Taxes” means any and all transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes incurred in connection with this Agreement or the consummation of the transactions contemplated hereby.
“TRE Services” means TRE Financial Services Holdings, LLC, a Delaware limited liability company.
“TRE Services Agreement” means that certain Services Agreement, dated as of February 19, 2010, by and between SBTPG and TRE.
“Undue Burden” means any action, condition or restriction specifically imposed on Parent or a Subsidiary thereof after the date hereof (as opposed to an industry-wide restriction or condition) as a result of Parent entering into this Agreement or the consummation by Parent of the Transactions by a bank regulatory authority that would reasonably be expected to (i) materially and adversely affect Parent and its Subsidiaries (including the Company and its Subsidiaries after the Closing) taken as a whole (taken as a whole, the “Parent Group”) or (ii) require divestiture of any assets or the divestiture or termination of, or impose any limitations on, any lines of business of Parent, the Company or their Affiliates that would materially and adversely affect the Parent Group.
“Working Capital Underage” shall exist when (and shall be equal to the amount by which) the Target Net Working Capital as of the Effective Time exceeds the Estimated Net Working Capital as of the Effective Time.
Section 1.2    Table of Definitions. The following terms have the meanings set forth in the Sections referenced below:

Definition	Location
Acquisition Proposal	5
Agreement	Preamble
Allocation	6.1(b)
Anticipated Losses	8.7(e)(iii)
Applicable Accounting Principles	2.13(a)
Applicable Earnout Period	8.7(e)
Assets	3.12(a)
Balance Sheet	3.6(b)
Balance Sheet Date	3.6(b)
Bank Financing	4
Bank Financing Commitments	4
Bank Financing Sources	5.9(c)
Cancelled Units	2.7(c)
CERCLA	3.16(d)(ii)
Certificate of Merger	2.2(b)
Charges	2.15(a)

Claim Notice	8.4(a)
Closing	2.2(a)
Closing Balance Sheet	2.14(a)
Closing Date	2.2(a)
Closing Net Working Capital	2.14(a)
Code	3.10(b)
Company	Preamble
Company Fundamental Representations	8.1(a)
Company Registered IP	3.14(e)
Confidentiality Agreement	5.7
Consideration Spreadsheet	2.12(b)
Convertible Note Financing	4.4
Copyrights	1.1
Covered Persons	5.16(a)
D&O Tail	5.16(b)
Debt Payoff Letter	7.3(g)
Direct Claim	8.4(c)
Disclosure Schedules	10.23
DLLCA	Recitals
Earnout Provisions	2.16
Effective Time	2.2(b)
Employee Offer Letters	Recitals
Environmental Laws	3.16(d)(i)
ERISA	3.10(a)(i)
Estimated Net Working Capital	2.13(a)
Final Closing Statement	2.14(a)
Financial Statements	3.6(a)
Financing	4.4
Flow-Through Returns	6.2(a)
Fundamental Representations	8.1(a)
Hazardous Substances	3.16(d)(ii)
Holder Indemnified Parties	8.3
Holder Information	3.4(d)
Holder Representative	2.18(a)
Holder Representative Expenses	2.15(a)
Indemnified Party	8.4(a)
Indemnifying Party	8.4(a)
Independent Accounting Firm	2.14(c)
Interim Line of Credit	5.9(d)
IRS	3.10(b)
JAMS	10.11(b)
Joinder Agreement	Recitals
Key Employees	Recitals
Losses	8
Majority Holders	2.18(c)
Marks	1

Material Contracts	3.17(a)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	3.10(c)
Multiple Employer Plan	3.10(c)
Non-Competition Agreements	Recitals
Notice of Disagreement	2.14(b)
Parent	Preamble
Parent Basket	8.5(a)
Parent Fundamental Representations	8.1(a)
Parent Indemnified Parties	8.2
Parent SEC Documents	4.6(a)
Parent’s Notice of Disagreement	2.13(a)
Patents	1.1
Permits	3.8(b)
Plan	3.10(a)
Preliminary Closing Balance Sheet	2.13(a)
Preliminary Closing Statement	2.13(a)
Preliminary NWC Statement	2.12(a)(vi)
Privacy Laws	3.20(a)(i)
Registrable Securities	5.12
Registration Deadline Date	5.12
Registration Statement	5.12
Release	3.16(d)(iii)
Required Information	5.10(a)(iii)
Schedule	10.23
Section 510 Expenses	5.10(d)
Signing Spreadsheet	2.12(a)
Special Escrow	8.7(e)(ii)
Special Unresolved Claim	8.7(e)
Surviving Company	2.1
Terminated Related Party Contracts	5.17
the date hereof	Preamble
the date of this Agreement	Preamble
Third Party Claim	8.4(a)
Transaction Expenses Payoff Instructions	2.13(b)
Units	2.7
WF&G	10.24
ARTICLE II
THE MERGER
Section 2.1    The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time and in accordance with the DLLCA, Merger Sub shall be merged with and into the Company pursuant to which (a) the separate limited liability company existence of Merger Sub shall cease, (b) the Company shall be the surviving company in the

Merger (the “Surviving Company”) and shall continue its limited liability company existence under the laws of the State of Delaware as a wholly owned Subsidiary of Parent and (c) all of the properties, rights, privileges, powers and franchises of the Company will vest in the Surviving Company, and all of the debts, liabilities, obligations and duties of the Company will become the debts, liabilities, obligations and duties of the Surviving Company.
Section 2.2    Closing; Effective Time.
(a)    Unless this Agreement is terminated in accordance with Section 9.1, the closing of the Merger (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 333 South Grand Avenue, Los Angeles, CA 90071, at 8:00 a.m., Los Angeles time, (i) on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the parties set forth in Article VII (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) that is the earlier of (A) any Business Day during the Marketing Period to be specified by Parent on no fewer than two Business Days’ notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Financing) and (B) two Business Days following the final day of the Marketing Period, or (ii) such other date and time mutually agreed to in writing by Parent and the Holder Representative. The day on which the Closing takes place is referred to as the “Closing Date.”
(b)    As soon as practicable on the Closing Date, the parties shall cause a certificate of merger in form and substance reasonably satisfactory to the parties to be executed in accordance with the relevant provisions of the DLLCA and filed with the Secretary of State of the State of Delaware (the “Certificate of Merger”) in accordance with the relevant provisions of the DLLCA. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as Parent and the Holder Representative shall agree and as shall be specified in the Certificate of Merger. The date and time when the Merger shall become effective is herein referred to as the “Effective Time.”
Section 2.3    Effects of the Merger. The Merger shall have the effects provided for in this Agreement and in the applicable provisions of the DLLCA.
Section 2.4    Certificate of Formation and Operating Agreement.
(a)    From and after the Effective Time, the certificate of formation of the Company, as in effect immediately prior to the Effective Time, shall be the certificate of formation of the Surviving Company until amended in accordance with its terms and as provided by applicable Law.
(b)    At the Effective Time, the Company LLC Agreement, as in effect immediately prior to the Effective Time, shall be amended to read in its entirety as the limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time (except that all references in such limited liability company agreement to Merger Sub shall be changed to refer to “SBBT Holdings, LLC” and such limited liability company agreement shall include at all times the provisions required by Section 5.16(a)), and, as so amended, shall be the limited liability company agreement of the Surviving Company until thereafter amended in accordance with its terms (subject to the requirements of Section 5.16(a)) and as provided by applicable Law.
Section 2.5    Directors; Officers. From and after the Effective Time, (a) the directors (or managers) of Merger Sub serving immediately prior to the Effective Time shall be the directors (or managers) of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be and (b) the officers of the Company serving immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. Each member of the Board of Directors of the Company has heretofore tendered in writing to the Company (and the Company has delivered to Parent evidence thereof) such individual’s resignation as a director of the Company and each of its Subsidiaries, contingent upon the Closing and effective as of the Effective Time.
Section 2.6    Subsequent Actions. If, at any time after the Effective Time, the Surviving Company shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of either the Company or Merger Sub acquired or to be acquired by the Surviving Company as a result of or in connection with the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name of and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Company or otherwise to carry out this Agreement.
Section 2.7    Conversion of Units. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any holder of any Company Common Units or Company Incentive Units (collectively, the “Units”) or any unit of membership interests of Merger Sub:
(a)    Each Unit issued and outstanding immediately prior to the Effective Time (other than Cancelled Units) shall be converted into the right to receive (i) out of the Closing Cash Consideration an amount of cash (without interest) and (ii) out of the Closing Stock Consideration a number of shares of Parent Common Stock, in each case as set forth in the Consideration Spreadsheet, together with any amounts that may be payable in respect of such Unit from the Escrow Fund, the Holder Representative Expense Fund or as contemplated by Schedule 2.7 as provided in this Agreement and the Escrow Agreement or pursuant to the Earnout Provisions, at the respective times and subject to the contingencies specified herein and therein (based upon such Holder’s Pro Rata Percentage subject to adjustment to take into account any distributions from the Escrow Fund attributable solely to such Holder pursuant to Section 2.14(f) and Section 8.2(b));

(b)    Each Unit that is owned by Parent or Merger Sub immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor;
(c)    Each Unit that is held in the treasury of the Company or owned by the Company or any of its wholly owned Subsidiaries immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefore (the Units described in Section 2.7(b) and this Section 2.7(c), “Cancelled Units”); and
(d)    The sole membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into the sole membership interest of the Surviving Company.
Section 2.8    Company Warrants. At the Effective Time, each Company Warrant issued and outstanding (whether vested or unvested) as of immediately prior to the Effective Time shall be cancelled, and in consideration of such cancellation, (i) the Surviving Company shall pay, on the Closing Date, to the Holder of such Company Warrant out of the Closing Cash Consideration an amount in cash (without interest) and (ii) Parent shall issue to such Holder out of the Closing Stock Consideration a number of shares of Parent Common Stock, in each case as set forth on the Consideration Spreadsheet. The Holder of any Company Warrant shall also be entitled to its Pro Rata Percentage (subject to adjustment to take into account any distributions from the Escrow Fund attributable solely to such Holder pursuant to Section 2.14(f) and Section 8.2(b)) of the Merger Consideration that is released for the benefit of the Holders from the Escrow Fund, the Holder Representative Expense Fund or as contemplated by Schedule 2.7 as provided in this Agreement and the Escrow Agreement, or that becomes payable pursuant to the Earnout Provisions, at the respective times and subject to the contingencies specified herein and therein. The amounts described in this Section 2.8 shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Warrants.
Section 2.9    Certain Adjustments.
(a)    Notwithstanding the foregoing provisions of Section 2.7 and Section 2.8:
(i)    If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the Parent Stock Price, the Closing Stock Consideration and the Escrow Amount and any other number in this Agreement based on the number of shares of Parent Common Stock outstanding or the Parent Stock Price shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares; and
(ii)    If, between the date of this Agreement and the Effective Time, any Unit or Company Warrant shall be retired or otherwise shall cease to be outstanding due to the forfeiture, cancellation or expiration thereof pursuant to the terms thereof, then the Merger Consideration otherwise payable in respect of such Unit or Company Warrant as set forth on the

Consideration Spreadsheet shall be reallocated ratably to the other Holders in accordance with their respective Pro Rata Percentages.
(b)    Any transferee or assignee of a Holder shall receive the Merger Consideration applicable to the Units and/or Company Warrants so assigned or transferred as set forth on the Consideration Spreadsheet (or as otherwise specified in Section 2.9(a)).
Section 2.10    Exchange and Payment.
(a)    On the Closing Date, Parent shall:
(i)    (A) issue (or cause to be issued) to each Holder book-entry shares representing whole shares of Parent Common Stock constituting the portion of the Closing Stock Consideration owed for such Holder’s Units and/or Company Warrants, and (B) pay each Holder an amount in cash representing the cash consideration to which such Holder may be entitled on account of a fractional share of Parent Common Stock, which such Holder has the right to receive pursuant to the provisions of this Article II, as set forth on the Consideration Spreadsheet; provided, that for the purposes hereof, all fractional shares that a Holder would otherwise be entitled to receive as a result of the Merger will be aggregated so that no Holder has more than one fractional share with respect to all of its Units and Company Warrants combined; and
(ii)    pay or cause to be paid to each Holder of Units or Company Warrants an amount in cash equal to the portion of the Closing Cash Consideration owed for such Holder’s Units and Company Warrants as set forth on the Consideration Spreadsheet.
(b)    No fractions of a share of Parent Common Stock shall be issued in the Merger, but in lieu thereof each Holder of Units or Company Warrants otherwise entitled to a fraction of a share of Parent Common Stock, upon conversion of his or her Units and/or Company Warrants pursuant to Section 2.7 and Section 2.8, or upon any subsequent payment pursuant to Section 2.14 or Section 8.7, be entitled to receive an amount of cash (without interest) determined by multiplying the Parent Stock Price by the fractional share interest to which such holder would otherwise be entitled. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained for consideration, but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting complexities that would otherwise be caused by the issuance of fractional shares.
(c)    All payments of cash to be made under this Agreement to a Holder shall be made by wire transfer of immediately available funds to the account(s) designated by such Holder in such Holder’s Joinder Agreement, except as otherwise agreed by the payor and payee prior to such payment (in which case all such wire transfer instructions shall be provided to the Surviving Company at least two Business Days prior to the applicable payment date); provided, however, that all payments of cash to a Holder that are treated as wages, if any, shall be made by the Surviving Company utilizing the Company’s payroll system.
Section 2.11    Other Closing Payments; Closing Deliveries.

(a)    Concurrently with the Effective Time, Parent shall pay or deposit, or cause to be paid or deposited:
(i)    with the Escrow Agent for deposit into the Escrow Fund, the Escrow Amount;
(ii)    on behalf of the Company, the amount payable to each Person who is owed a portion of the Transaction Expenses reflected in the Estimated Net Working Capital, as specified in the Transaction Expenses Payoff Instructions and in accordance with this Agreement;
(iii)    on behalf of the Company, the amount payable to each counterparty or holder of Funded Indebtedness in order to fully discharge such Funded Indebtedness and terminate all applicable obligations and liabilities of the Company and any of its Affiliates related thereto, as specified in the Debt Payoff Letters and in accordance with this Agreement; and
(iv)    to the Holder Representative, the Holder Representative Expense Fund, in accordance with Section 2.15.
(b)    All payments under this Section 2.11 shall be made by wire transfer of immediately available funds in United States dollars to such account as may be designated to the payor by the payee at least two Business Days prior to the applicable payment date.
(c)    At the Closing, Parent shall deliver to the Company an executed counterpart of each of the Ancillary Agreements, signed by Parent.
Section 2.12    Consideration Spreadsheet.
(a)    The Company has prepared and delivered to Parent a spreadsheet attached hereto as Exhibit H (the “Signing Spreadsheet”), certified by an authorized Person of the Company on behalf of the Company, setting forth for each record Holder of any Units or Company Warrants:
(i)    the name, address (including email address) and, where available, tax identification number of such Holder;
(ii)    the number and type of Units held by such Holder;
(iii)    with respect to Company Incentive Units, the threshold value for such Company Incentive Units;
(iv)    the number of Company Warrants held by such Holder and the exercise price for such Company Warrants;
(v)    such holder’s Pro Rata Percentage determined as of the date hereof;

(vi)    the amount of cash payable to such Holder pursuant to Section 2.7 and Section 2.8 as Closing Cash Consideration for its Units and Company Warrants based on the preliminary statement of Net Working Capital as of June 30, 2014 attached as Exhibit I (the “Preliminary NWC Statement”);
(vii)    the number of shares of Parent Common Stock issuable to such Holder pursuant to Section 2.7 and Section 2.8 as Closing Stock Consideration (and any cash payable to such holder in lieu of fractional shares of Parent Common Stock) for its Units and Company Warrants;
(viii)    the number of shares of Parent Common Stock to be deposited in respect of such Holder’s Units and Company Warrants into the Escrow Fund;
(ix)    the amount of cash in respect of such Holder’s Units and Company Warrants to be paid toward the Holder Representative Expense Fund; and
(x)    the amount of tax, if any, required by Law to be withheld from any consideration payable to such Holder as of the date hereof (including taxes required to be withheld in respect of amounts deposited in the Holder Representative Expense Fund).
(b)    Concurrently with the delivery of the Preliminary Closing Statement pursuant to Section 2.13, the Company shall prepare and deliver to Parent an updated Signing Spreadsheet (as so updated, the “Consideration Spreadsheet”), certified by an authorized Person of the Company on behalf of the Company, that recalculates the information set forth in clause (a) with respect to each Holder based on the Estimated Net Working Capital. Notwithstanding anything to the contrary in the Company LLC Agreement or otherwise, but subject to Section 2.9, all amounts and allocations set forth in the Consideration Spreadsheet shall be conclusive and binding on all parties. In the event of any inconsistency between the Consideration Spreadsheet and any provision of the Company LLC Agreement or any other document, the Consideration Spreadsheet shall control in all respects.
Section 2.13    Closing Estimates; Pre-Closing Deliveries.
(a)    At least five Business Days prior to the anticipated Closing Date, the Company shall prepare, or cause to be prepared, and deliver to Parent a written statement (the “Preliminary Closing Statement”) that shall include and set forth (i) a consolidated balance sheet of the Company and its Subsidiaries, including all notes thereto, dated as of the Closing Date (the “Preliminary Closing Balance Sheet”) and (ii) a good-faith estimate of Net Working Capital based on the Applicable Accounting Principles (the “Estimated Net Working Capital”) (with Estimated Net Working Capital determined as of the Effective Time and, except for estimated Transaction Expenses reflected therein, without giving effect to the Transactions) and (iii) on the basis of the foregoing, a calculation of the Closing Merger Consideration. Estimated Net Working Capital shall be calculated in accordance with the accounting principles set forth on Exhibit J (the “Applicable Accounting Principles”). All calculations of Estimated Net Working Capital shall be accompanied by a certificate of the Company’s Chief Financial Officer certifying that such estimates have been calculated in good faith in accordance with this Agreement. The Company will provide Parent and its Representatives with access to the books and records of the Company and to any other documents or information relating to the preparation of the Preliminary Closing Statement or calculation of amounts reflected thereon reasonably requested by Parent or its Representatives, and to the Company’s employees responsible for and knowledgeable about the information used therein, and the preparation or calculation thereof. Without limiting any of Parent’s other rights or remedies, Parent may object that any of the foregoing has not been calculated in good faith or in a manner consistent with the terms hereof by delivering to the Company a written notice of its disagreement at least two Business Days prior to the anticipated Closing Date (the “Parent’s Notice of Disagreement”), specifying in reasonable detail the nature of its objections to the Company’s estimates and attaching reasonable and customary information relating to the calculation of amounts reflected in such Parent’s Notice of Disagreement, accompanied by a certificate of Parent’s Chief Financial Officer certifying that such objections have been calculated in good faith in accordance with this Agreement. The Company and Parent in good faith shall seek to resolve in writing any objections set forth in Parent’s Notice of Disagreement prior to the Closing, and the Company shall make such revisions to the disputed items as may be mutually agreed between the Company and Parent; provided, that if and to the extent that Parent and the Company have not resolved all such differences by the close of business on the Business Day prior to the anticipated Closing Date, the Closing will proceed and Parent’s figures will control for Closing purposes. For the avoidance of doubt, any failure of Parent to raise any objection or dispute in Parent’s Notice of Disagreement shall not in any way prejudice Parent’s right to raise any matter in the Final Closing Statement.
(b)    At least two Business Days prior to the Closing, with respect to any Transaction Expenses which will not have been paid in full prior to the Closing, the Company shall submit to Parent documentation setting forth an itemized list of all, and amounts of all, Transaction Expenses, including the identity of each payee, dollar amounts owed, wire instructions and any other information necessary to effect the final payment in full thereof and copies of final invoices from each such payee acknowledging the invoiced amounts as full and final payment for all services rendered to the Company (and as of the Effective Time, the Surviving Company) or its Subsidiaries through the Effective Time and estimated to be rendered following the Effective Time (the “Transaction Expenses Payoff Instructions“).
Section 2.14    Post-Closing Adjustment of Merger Consideration.
(a)    Within 90 days after the Closing Date, the Surviving Company shall prepare and deliver to the Holder Representative (on behalf of the Holders) a written statement (the “Final Closing Statement”) that shall include and set forth (i) a consolidated balance sheet of the Company and its Subsidiaries, including all notes thereto, dated as of the Closing Date (the “Closing Balance Sheet”), and (ii) a calculation of the actual Net Working Capital (the “Closing Net Working Capital”) (with Closing Net Working Capital determined as of the Effective Time and, except for Transaction Expenses reflected therein, without giving effect to the Transactions). Closing Net Working Capital shall be calculated in accordance with the Applicable Accounting Principles.
(b)    The Final Closing Statement shall become final and binding on the 60th day following delivery thereof, unless prior to the end of such period, the Holder Representative delivers to Parent written notice of its disagreement (a “Notice of Disagreement”) specifying the nature and amount of any dispute as to the Closing Net Working Capital as set forth in the Final Closing Statement. The Holder Representative shall be deemed to have agreed with all items and amounts of Closing Net Working Capital not specifically referenced in the Notice of Disagreement, and such items and amounts shall not be subject to review in accordance with Section 2.14(c). Any Notice of Disagreement may reference only disagreements based on mathematical errors or that the Closing Net Working Capital as reflected on the Final Closing Statement was not calculated in accordance with this Agreement and the applicable definitions set forth in this Agreement.
(c)    During the 15-day period following delivery of a Notice of Disagreement by the Holder Representative to Parent, the parties in good faith shall seek to resolve in writing any differences that they may have with respect to the computation of the Closing Net Working Capital as specified therein. Any disputed items resolved in writing between the Holder Representative and Parent within such 15 day period shall be final and binding with respect to such items, and if the Holder Representative and Parent agree in writing on the resolution of each disputed item specified by the Holder Representative in the Notice of Disagreement and the amount of the Closing Net Working Capital, the amounts so determined shall be final and binding on the parties for all purposes hereunder. If the Holder Representative and Parent have not resolved all such differences by the end of such 15 day period, the Holder Representative and Parent shall submit, in writing, to an independent public accounting firm (the “Independent Accounting Firm”), their briefs detailing their views as to the correct nature and amount of each item remaining in dispute and the amount of the Closing Net Working Capital, and the Independent Accounting Firm shall make a written determination as to each such disputed item and the amount of the Closing Net Working Capital, which determination shall be final and binding on the parties for all purposes hereunder. The Independent Accounting Firm shall consider only those items and amounts in the Holder Representative’s and Parent’s respective calculations of the Closing Net Working Capital that are identified as being items and amounts to which the Holder Representative and Parent have been unable to agree. In resolving any disputed item, the Independent Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by either party or less than the least value for such item claimed by either party. The Independent Accounting Firm shall be the New York City office of Deloitte LLP or, if such firm is unable or unwilling to act, such other independent public accounting firm as shall be agreed in writing by the Holder Representative and Parent. The Holder Representative and Parent shall use their commercially reasonable efforts to cause the Independent Accounting Firm to render a written decision resolving the matters submitted to it within 30 days following the submission thereof. Judgment may be entered upon the written determination of the Independent Accounting Firm in accordance with Section 10.10. In acting under this Agreement, the Independent Accounting Firm will be entitled to the privileges and immunities of an arbitrator.
(d)    The costs of any dispute resolution pursuant to Section 2.14(c), including the fees and expenses of the Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by the Holder Representative and Parent in inverse proportion as they may prevail on the matters resolved by the Independent Accounting Firm, which proportionate allocation shall be calculated on an aggregate basis based on the relative dollar values of the amounts in dispute and shall be determined by the Independent Accounting Firm at the time the determination of such firm is rendered on the merits of the matters submitted; provided, however, that if a party asserts a meritless position in such dispute (which shall be determined solely by the Independent Accounting Firm), the Independent Accounting Firm shall award the other party an amount equal to three times its reasonable and documented attorneys’ and accountants’ fees and costs and related out-of-pocket expenses incurred in resolving such meritless dispute, which shall be paid in full, in cash, not later than ten Business Days after the Independent Accounting Firm’s determination (i) that attorneys’ and accountants’ fees and costs and related out-of-pocket expenses are required to be awarded and (ii) the amount of such attorneys’ and accountants’ fees and costs and other out-of-pocket expenses payable. The fees and disbursements of the Representatives of each party incurred in connection with the preparation or review of the Final Closing Statement and preparation or review of any Notice of Disagreement, as applicable, shall be borne by such party.
(e)    The Company shall, during the period prior to the Closing Date, and Parent, during the period from and after the date of delivery of the Final Closing Statement through the resolution of any adjustment to the purchase price contemplated by this Section 2.14 shall cause the Surviving Company to, afford Parent or the Holder Representative, as the case may be, and their respective Representatives reasonable access, during normal business hours and upon reasonable prior written notice, to the personnel, properties, books and records of the Company or the Surviving Company, as the case may be, and its Subsidiaries and to any other information reasonably requested for purposes of preparing and reviewing the calculations contemplated by this Section 2.14. Each party shall authorize and instruct its accountants to disclose work papers generated by such accountants in connection with preparing and reviewing the calculation of the Net Working Capital as specified in this Section 2.14; provided, that such accountants shall only be obligated to make any work papers available after the non-client party has signed a customary agreement relating to access to such work papers in form and substance reasonably acceptable to such accountants.
(f)    Following the determination of the Final Net Working Capital pursuant to this Section 2.14, the Closing Merger Consideration will be recomputed by using the Final Net Working Capital instead of the Estimated Net Working Capital in determining the Working Capital Underage. If the Closing Merger Consideration, as recomputed, exceeds the Closing Merger Consideration determined as of the Closing Date, then Parent will, within three Business Days after the determination of the Final Net Working Capital, pay each Holder an amount equal to such Holder’s Pro Rata Percentage of such excess. If the Closing Merger Consideration, as recomputed, is less than the Closing Merger Consideration determined as of the Closing Date, then each Holder will, within three Business Days after the determination of the Final Net Working Capital, pay Parent by wire transfer to such accounts and pursuant to such instructions as are furnished by Parent to the Holder Representative an amount equal to such Holder’s Pro Rata Percentage of such shortfall. In the event any Holder fails to pay such Holder’s Pro Rata Percentage of such shortfall within five Business Days after notice of the determination of the Final Net Working Capital is delivered to such Holder, Parent shall be authorized to deliver written notice to the Escrow Agent and the Holder Representative specifying the amount of such deficiency, and the Escrow Agent shall distribute shares of Parent Common Stock equal in value to such amount (but only up to such Holder’s Pro Rata Percentage of the Escrow Fund, with such shares of Parent Common Stock distributed from the Escrow Fund being valued at the Parent Stock Price) out of the Escrow Fund to Parent in accordance with the terms of the Escrow Agreement and neither the Holder Representative nor any Holder shall be entitled to object to such claim against the Escrow Fund; provided, that (A) such Holder shall promptly pay to the Escrow Fund an amount in cash equal to such amount distributed from the Escrow Fund, and (B) such Holder shall remain liable to Parent in the event such Holder’s Pro Rata Percentage of the Escrow Fund is insufficient to cover the amount of such deficiency or if the Escrow Fund is insufficient to cover any indemnification payment awarded to Parent pursuant to Article VIII as a result of the failure of such Holder to pay to the Escrow Fund such Holder’s Pro Rata Percentage of such deficiency pursuant to Clause (A) (but only up to the amount distributed to Parent from such Holder’s Pro Rata Percentage of the Escrow Fund).
Section 2.15    Holder Representative Expense Fund.
(a)    On the Closing Date, Parent shall pay, by wire transfer of immediately available funds, to the Holder Representative cash in the amount of $1,500,000 (the “Holder Representative Expense Fund”) to cover reasonable documented out-of-pocket fees and expenses that may be incurred by the Holder Representative following the Closing acting in such capacity (collectively “Charges”). Other than the Holder Representative Expense Fund, in no event shall Parent or its Affiliates, including, following the Closing, the Surviving Company and its Subsidiaries, be responsible for payment of any expenses of the Holder Representative (including any fees and disbursements of Willkie Farr & Gallagher LLP incurred following the Closing in connection with the Transactions). If the amount deposited into the Holder Representative Expense Fund in respect of any Holder is subject to tax withholding, then notwithstanding anything herein to the contrary, the amount otherwise payable to such Holder at the Closing shall be reduced and such amount shall be deposited in the Holder Representative Expense Fund in respect of such Holder so that the Holder Representative Expense Fund equals the amount that would have be so deposited absent such withholding.
(b)    The Holder Representative shall have the right to recover from, in its sole discretion, the Holder Representative Expense Fund, prior to any distribution to the Holders, the Charges incurred by the Holder Representative. If the Holder Representative Expense Fund is insufficient to cover the Charges incurred by the Holder Representative, the Holder Representative shall have the right to recover such shortfall (i) first, from the Escrow Fund, the 2015 Earnout Amount, the 2016 Earnout Amount and the 2017 Earnout Amount, amounts that are otherwise distributable to the Holders (but only to the extent such amounts become distributable to the Holders, at such times and subject to such contingencies as set forth in Article VIII and Section 2.16), and (ii) second, directly from the Holders pro rata based on each Holder’s Pro Rata Percentage. The Holder Representative shall not be obligated to incur charges not covered by the Holder Representative Expense Fund. Upon final resolution of all liabilities and obligations of the Holders under this Agreement and full reimbursement of all Charges of the Holder Representative as provided herein, in each case, as determined in the Holder Representative’s sole discretion, the Holder Representative shall distribute any remaining portion of the Holder Representative Expense Fund to the Holders pro rata in accordance with each Holder’s Pro Rata Percentage.
Section 2.16    Earnout Consideration. In accordance with the Earnout Provisions, following each of June 30, 2015, June 30, 2016 and June 30, 2017, each Holder shall be entitled to receive such Holder’s Pro Rata Percentage of the 2015 Earnout Amount, the 2016 Earnout

Amount and the 2017 Earnout Amount, in each case to the extent payable in accordance with the provisions of Annex A (the “Earnout Provisions”).
Section 2.17    Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Parent, Escrow Agent and the Surviving Company shall be entitled to deduct and withhold from the amounts otherwise payable to any Person pursuant to this Agreement such amounts as it reasonably determines it is required to deduct and withhold with respect to the making of such payment under any provision of Tax Law. Any such withholding (including any withholding attributable to Parent Common Stock) shall be deducted from the cash portion of the consideration payable to the recipient and, notwithstanding anything herein to the contrary, to the extent the cash portion is not sufficient to satisfy such withholding, the payment of the non-cash portion shall be conditioned on the recipient paying to Parent, Escrow Agent and the Surviving Company (as applicable) cash in the amount of such withholding. If Parent, Escrow Agent or the Surviving Company, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made. Prior to withholding any Taxes under this Section 2.17, Parent shall (i) notify the Holder Representative of any anticipated withholding by Parent, (ii) consult with the Holder Representative in good faith to determine whether such deduction and withholding is required under applicable Tax Law, and (iii) cooperate with the Holder Representative in good faith to minimize the amount of any such withholding; provided, however, that notwithstanding anything herein to the contrary, the payment of any such withholding amount to the recipient may be delayed pending resolution of the treatment thereof, and this sentence shall not apply to backup withholding or withholding with respect to amounts treated as wages. Each of Parent, the Holders and the Holder Representative acknowledge that, as of the date of this Agreement, it is not aware of withholding under Tax Law required to be made from the amounts otherwise payable to any Person pursuant to this Agreement, other than as set forth in the Signing Spreadsheet pursuant to Section 2.12(a)(x) hereof or with respect to backup withholding or withholding with respect to amounts treated as wages.
Section 2.18    Holder Representative.
(a)    The Holders irrevocably appoint and constitute Torrey Holdings, LLC as agent, proxy and attorney-in-fact, with full power of substitution, to act on behalf of the Holders for certain limited purposes, as specified herein (the “Holder Representative”), including the full power and authority to act on the Holders’ behalf as provided in Section 2.18(b). The Holders, by approving this Agreement, further agree that such agency, proxy and attorney-in-fact are coupled with an interest, are therefore irrevocable without the consent of the Holder Representative, except as provided in Section 2.18(c), and shall be binding upon the successors, heirs, executors, administers and legal representatives of each Holder and shall not be affected by, and shall survive, the death, incapacity, bankruptcy, dissolution or liquidation of any Holder. All decisions, actions, consents and instructions by the Holder Representative shall be binding upon all of the Holders, and no Holder shall have the right to object to, dissent from, protest or otherwise contest any such decision, action, consent or instruction. Parent and Merger Sub shall be entitled to rely on any decision, action, consent or instruction of the Holder Representative as being the decision, action, consent or instruction of the Holders, and Parent and Merger Sub are hereby relieved from any liability to any Person for acts done by them in accordance with any such decision, act, consent or instruction.
(b)    The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement. Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to (i) consummate the Transactions (including pursuant to Section 2.14 hereof); (ii) negotiate disputes arising under, or relating to, this Agreement and the Ancillary Agreements (including pursuant to Section 2.14 and Article VIII hereof); (iii) receive and disburse to the Holders any funds received on behalf of the Holders under this Agreement or the Ancillary Agreements (including pursuant to Section 2.14, Section 2.15, Section 2.16 and Article VIII hereof); (iv) withhold any amounts received on behalf of the Holders under this Agreement or otherwise to satisfy any and all obligations or liabilities incurred by the Holders or the Holder Representative in the performance of their duties hereunder (including pursuant to Section 2.14, Section 2.15, Section 2.16, Section 2.17 and Article VIII hereof); (v) execute and deliver any amendment or waiver to this Agreement and the Ancillary Agreements (without the prior approval of the Holders); and (vi) to take all other actions to be taken by or on behalf of the Holders in connection with this Agreement (including pursuant to Section 2.14, Section 2.15, Section 2.16 and Article VIII hereof) and the Ancillary Agreements. The Holder Representative shall have no duties or obligations hereunder, including any fiduciary duties, except those set forth herein, and such duties and obligations shall be determined solely by the express provisions of this Agreement.
(c)    The Holder Representative may resign at any time, and may be removed for any reason or no reason by the vote or written consent of Members holding a majority of the Units as of the Effective Time (the “Majority Holders”), with the prior consent of Parent, not to be unreasonably withheld. In the event of the death, incapacity, resignation or removal of the Holder Representative, a new Holder Representative shall be appointed by the vote or written consent of the Majority Holders, with the prior consent of Parent, not to be unreasonably withheld. Notice of such vote or a copy of the written consent appointing such new Holder Representative shall be sent to Parent and, after the Effective Time, to the Surviving Company, such appointment to be effective upon the later of the date indicated in such consent or the date such consent is received by Parent and, after the Effective Time, the Surviving Company; provided, that until such notice is received, Parent, Merger Sub and the Surviving Company, as applicable, shall be entitled to rely on the decisions, actions, consents and instructions of the prior Holder Representative as described in Section 2.18(a).
(d)    The Holder Representative shall be entitled to reimbursement from funds paid to it under Section 2.15 of this Agreement and/or otherwise received by it in its capacity as the Holder Representative pursuant to or in connection with this Agreement, for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Holder Representative in such capacity; provided, that, other than the payment contemplated under Section 2.15 hereof, neither Parent nor the Company nor its Subsidiaries shall have any monetary obligation or liability to the Holder Representative.

(e)    Each Holder, severally but not jointly, agrees to indemnify and hold harmless the Holder Representative and its partners, managers, officers, agents and other representatives from and against its Pro Rata Percentage of any losses, liabilities, expenses (including reasonable attorneys’ fees), judgments, fines and amounts incurred by such Persons arising out of actions taken or omitted to be taken in the Holder Representative’s capacity as the Holder Representative (except for those arising out of the Holder Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims.
(f)    All acts of the Holder Representative hereunder in its capacity as such shall be deemed to be acts on behalf of the Holders and not of the Holder Representative individually.  The Holder Representative, in its capacity as such, shall not have any liability for any amount owed to Parent or any other Person pursuant to this Agreement.  The Holder Representative shall not be liable to the Company, the Surviving Company, Parent, the Merger Sub or any other Person in his or its capacity as the Holder Representative, for any liability of a Holder or otherwise, or for anything which it may do or refrain from doing in such capacity in connection with this Agreement.  The Holder Representative shall not be liable to the Holders, in its capacity as the Holder Representative, for any liability of a Holder or otherwise, or for any error of judgment, or any act done or step taken or omitted by it in good faith, or for any mistake in fact or Law, or for anything which it may do or refrain from doing in connection with this Agreement, except in the case of the Holder Representative’s gross negligence or willful misconduct as determined in a final and non-appealable judgment of a court of competent jurisdiction.  The Holder Representative may seek the advice of legal counsel in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties or rights hereunder, and it shall incur no liability in its capacity as the Holder Representative to the Parent, Surviving Company, the Merger Sub, the Company, the Holders or any other Person and shall be held harmless by the Holders with respect to any action taken, omitted or suffered by it in good faith in accordance with the advice of such counsel.  The Holder Representative in such capacity shall not by reason of this Agreement have a fiduciary relationship in respect of any Holder, except in respect of amounts received on behalf of the Holders.
ARTICLE III
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY
Except as set forth in the corresponding sections or subsections of the Disclosure Schedules and after giving effect to the provisions of Section 10.23, the Company hereby represents and warrants to Parent and Merger Sub as follows:
Section 3.1    Organization and Qualification.
(a)    Each of the Company and its Subsidiaries is (i) a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation as set forth on Schedule 3.1(a) of the Disclosure Schedules, and has full limited liability company power and authority to own, lease and operate its properties and to carry on its business as now conducted and (ii) duly qualified or licensed as a foreign limited liability company to do business, and is in good standing, in each jurisdiction where the character of the properties and assets occupied, owned, leased or operated by it or the nature of its business as presently conducted makes such qualification or licensing necessary, except, with respect to clause (ii), for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
(b)    The Company has heretofore furnished to Parent a complete and correct copy of the certificate of formation and limited liability company operating agreement or equivalent organizational documents, each as amended to date, of the Company and each of its Subsidiaries. Such certificates of formation, limited liability company operating agreements or equivalent organizational documents are in full force and effect. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its certificate of formation, limited liability company operating agreement or equivalent organizational documents.
(c)    The Company LLC Agreement as of the date hereof is set forth on Exhibit K, and there exists no plan, arrangement, agreement or understanding to amend, modify, revoke, supersede or otherwise alter the Company LLC Agreement other than as set forth in this Agreement. There is no other agreement that purports to be the “limited liability company agreement” (as defined in the DLLCA) of the Company.
Section 3.2    Authority.
(a)    The Company has full limited liability company power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party and to perform its obligations hereunder and thereunder and to consummate the Transactions to which the Company is a party. The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be party and the consummation by the Company of the Transactions to which the Company is a party have been duly and validly authorized by the Board of Directors of the Company and the requisite Members. No other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery or performance of this Agreement or any Ancillary Agreement to which the Company is a party or to consummate the Transactions to which the Company is a party. This Agreement has been, and upon their execution each of the Ancillary Agreements to which the Company will be a party will have been, duly executed and delivered by the Company and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which the Company will be a party will constitute, the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
(b)    The Board of Directors of the Company has duly and unanimously adopted resolutions approving this Agreement and the transactions contemplated hereby, including the Merger, which resolutions have not been subsequently rescinded, modified or withdrawn in any way.

(c)    The consent of the Members to this Agreement and the transactions contemplated hereby, including the Merger, has been validly obtained under the DLLCA and the Company LLC Agreement and is in full force and effect.
Section 3.3    No Conflict; Required Filings and Consents.
(a)    The execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be a party, and the consummation of the Transactions to which the Company is a party, do not and will not:
(i)    conflict with or violate the certificate of formation or limited liability company operating agreement or equivalent organizational documents of the Company or any of its Subsidiaries;
(ii)    conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected; or
(iii)    (x) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of any Person pursuant to, give to others any right of termination, amendment, modification, acceleration or cancellation of, allow the imposition of any fees or penalties, require the offering or making of any payment or redemption, or give rise to any increased, guaranteed, accelerated or additional rights or entitlements of any Person under any Material Contract, or (y) result in the creation of any Encumbrance, except for Permitted Encumbrances, on any property or asset of the Company or any of its Subsidiaries except where the failure of any of the representations and warranties contained in clause (ii) or this clause (iii) to be true would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole.
(b)    Neither the Company nor any of its Subsidiaries is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by the Company of this Agreement and each of the Ancillary Agreements to which the Company will be a party or the consummation of the Transactions to which the Company is a party or in order to prevent the termination of any right, privilege, license or qualification of the Company or any of its Subsidiaries, except for (i) any filings required to be made under the HSR Act or any other Antitrust Law, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) such filings as may be required by any applicable federal or state securities or “blue sky” laws and (iv) such other authorizations , approvals, orders, permits or consents which if not obtained, or notices, registrations, declarations or filings which if not made, would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole.
(c)    No “fair price,” “interested shareholder,” “business combination” or similar provision of any state takeover Law is applicable to the Merger.
Section 3.4    Capitalization.

(a)    The authorized capital of the Company consists of (i) 3,840 Series A Preferred Units, of which no Series A Preferred Units are issued and outstanding; (ii) 4,209.750 Company Common Units, of which 4,009.750 Company Common Units are issued and outstanding as of the date hereof; and (iii) 786.961 Company Incentive Units, of which 786.961 Company Incentive Units are issued and outstanding as of the date hereof. Schedule 3.4(a)(i) of the Disclosure Schedules sets forth a complete and accurate list of all record and beneficial holders of the issued and outstanding membership interests of the Company as of the date hereof, indicating the respective number and type of Units held. The Units are not, and have never been, certificated. Schedule 3.4(a)(ii) of the Disclosure Schedules sets forth, for each Subsidiary of the Company, the amount of its authorized membership interests, the amount of its outstanding membership interests as of the date hereof and the record holders of its outstanding membership interests.
(b)    Schedule 3.4(b) of the Disclosure Schedules sets forth, as of the date hereof, the names and addresses of record of all Persons holding any Company Warrants, together with the number of Company Warrants thus held, the number and type of Units issuable under such Company Warrant and the relevant exercise price(s).
(c)    Except for the Units and except as set forth in Schedule 3.4(a)(i) or (ii), Schedule 3.4(b) or Schedule 3.4(c) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries has issued or agreed to issue any: (a) membership interest or other equity or ownership interest; (b) option, warrant or interest convertible into or exchangeable or exercisable for the purchase of membership interests or other equity or ownership interests; (c) stock appreciation right, phantom stock, interest in the ownership or earnings of the Company or any of its Subsidiaries or other equity equivalent or equity-based award or right; or (d) bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote. Each outstanding membership interest or other equity or ownership interest of the Company and each of its Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and in the case of its Subsidiaries, each such membership interest or other equity or ownership interest is owned by the Company or another Subsidiary, free and clear of any Encumbrance, other than Encumbrances expressly set forth in the Company LLC Agreement or transfer restrictions under securities Laws. All of the aforesaid membership interests or other equity or ownership interests have been offered, sold and delivered by the Company or a Subsidiary in material compliance with all applicable federal and state securities Laws or pursuant to valid exceptions therefrom. Except as set forth in Schedule 3.4(b) of the Disclosure Schedules and except for rights granted to Parent and Merger Sub under this Agreement, there are no outstanding obligations of the Company or any of its Subsidiaries to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued membership interests or other equity or ownership interests of the Company or any of its Subsidiaries. No membership interests or other equity or ownership interests of the Company or any of its Subsidiaries have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of formation or limited liability company operating agreement or equivalent organizational documents of the Company or any of its Subsidiaries or any Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound.

(d)    The information regarding the holders of Units and Company Warrants and the number of Units and Company Warrants held by each, and the threshold values and exercise prices applicable to such Units and Company Warrants (the “Holder Information”) contained in the Signing Spreadsheet is true and correct in all respects on the date hereof and such information in the Consideration Spreadsheet will be true and correct as of the Closing Date, and the allocation of the Merger Consideration set forth in the Signing Spreadsheet (based on the Preliminary NWC Statement) is consistent with the organizational documents of the Company (including the Company LLC Agreement) and the terms of the Units and Company Warrants.
Section 3.5    Equity Interests. Except for the Subsidiaries listed in Schedule 3.4(a)(ii) of the Disclosure Schedules, neither the Company nor any of its Subsidiaries directly or indirectly owns any equity, partnership, membership or similar interest in, or any interest convertible into, exercisable for the purchase of or exchangeable for any such equity, partnership, membership or similar interest, or is under any current or prospective obligation to form or participate in, provide funds to (other than to pay for goods and services in the ordinary course of business), make any loan, capital contribution or other investment in, or assume any liability or obligation of, any Person.
Section 3.6    Financial Statements; No Undisclosed Liabilities.
(a)    Attached hereto as Schedule 3.6(a) of the Disclosure Schedules are the audited consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2012, June 30, 2013 and June 30, 2014, and the related audited consolidated statements of income, member’s capital and cash flows of the Company and its Subsidiaries, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (collectively referred to as the “Financial Statements”). Each of the Financial Statements (i) have been prepared from the books and records of the Company and its Subsidiaries; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto); and (iii) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.
(b)    Except as and to the extent adequately accrued or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as at June 30, 2014 (such balance sheet, together with all related notes and schedules thereto, the “Balance Sheet” and such date, the “Balance Sheet Date” ), neither the Company nor any of its Subsidiaries has incurred, since the Balance Sheet Date, any indebtedness, obligation or other liability, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, in each case, that would be required by GAAP to be set forth on the Balance Sheet, except for (i) those liabilities set forth on Schedule 3.6(b), (ii) liabilities incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date or (iii) liabilities that are not, individually or in the aggregate, material to the Company or any of its Subsidiaries.
(c)    The books of account and financial records of the Company and its Subsidiaries represent actual, bona fide transactions, and have been maintained in accordance with sound business practices. The Company or its Subsidiaries are in control of, and possess all rights of ownership in, the books of account and financial records covering the operations of the Company and its Subsidiaries since January 1, 2010.
(d)    The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization. Except as specifically disclosed in the Financial Statements, the Company has no significant deficiencies or material weaknesses in the design or operation of its “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act).
(e)    To the knowledge of the Company, there has been no incidence of fraud since inception of the Company that involves any current or former directors, officers or employees of the Company.
(f)    Schedule 3.6(f) of the Disclosure Schedules lists, and the Company has delivered to Parent copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC) effected by the Company or any of its Subsidiaries since January 1, 2011.
(g)    Schedule 3.6(g) of the Disclosure Schedules lists all indebtedness owed to the Company or any of its Subsidiaries by any employee of the Company or any of its Subsidiaries or any Holder.
(h)    As of the date hereof, there is no outstanding Funded Indebtedness.
Section 3.7    Absence of Certain Changes or Events. During the period from the Balance Sheet Date to the date of this Agreement:
(a)    the Company and its Subsidiaries have conducted their businesses only in the ordinary course consistent with past practice;
(b)    there has not been any change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect;
(c)    neither the Company nor any of its Subsidiaries has suffered any material loss, damage, destruction or other casualty affecting any of its material properties or assets, whether or not covered by insurance; and
(d)    none of the Company or any of its Subsidiaries has:
(i)    issued, sold, pledged, disposed of or otherwise subjected to any Encumbrance (other than Permitted Encumbrances) (A) any membership interests of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such interests, or any other ownership interest in the Company or any of its Subsidiaries or (B) any properties or assets of the Company or any of its Subsidiaries;
(ii)    declared, set aside, made or paid any dividend or other distribution;
(iii)    reclassified, combined, split, subdivided or redeemed, or purchased or otherwise acquired, directly or indirectly, any of its membership interests or other equity or ownership interest or make any other change with respect to its capital structure;
(iv)    acquired any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or entered into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement;
(v)    except for the Merger, adopted a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, conversion, recapitalization or other reorganization of the Company or any of its Subsidiaries, or otherwise alter the Company’s or a Subsidiary’s form of organization or structure;
(vi)    made any change in any method of accounting or accounting practice or policy, except as required by GAAP;
(vii)    made, revoked or modified any material Tax election, change any Tax accounting method, settled or compromised any Tax liability, filed any Tax Return other than on a basis consistent with past practice, file any amended Tax Return or claim for a Tax refund, consented to or otherwise extended the statute of limitations with respect to any Tax, or entered into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other agreement with any Tax Authority; or
(viii)    paid, discharged or satisfied any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on the Balance Sheet or subsequently incurred in the ordinary course of business consistent with past practice.
Section 3.8    Compliance with Law; Permits.
(a)    Except as set forth on Schedule 3.8, each of the Company and its Subsidiaries is and since January 1, 2011 has been in compliance in all material respects with all Laws applicable to its businesses, operations, properties or assets, including, without limitation, Laws relating to anti-money laundering, economic sanctions and terrorist financing, the monitoring and reporting of suspicious activity, the protection of non-public customer information, identity theft and consumer protection. None of the Company, any of its Subsidiaries or any of its or their executive officers has received since January 1, 2011, any notice, order, complaint or other communication from any Governmental Authority or any other Person that the Company or any of its Subsidiaries is not in compliance in any material respect with any Law applicable to its businesses, operations or assets.

(b)    Schedule 3.8 of the Disclosure Schedules sets forth a true and complete list of all material permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority, other than standard ordinary course local business permits, necessary for each of the Company and its Subsidiaries to own, lease and operate its properties and to carry on its business in all material respects as currently conducted (the “Permits”). Each of the Company and its Subsidiaries is and has been since January 1, 2011, in compliance in all material respects with all such Permits. No suspension, cancellation, modification, revocation or nonrenewal of any Permit is pending or, to the knowledge of the Company, threatened. No Permit is held in the name of any employee, officer, director, member, stockholder, agent or otherwise on behalf of the Company or any of its Subsidiaries.
(c)    As of the date hereof, there is no material unresolved violation, comment or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries. Since January 1, 2011 through the date hereof, neither the Company nor any of its Subsidiaries has been notified in writing by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any regulatory enforcement action, agreement, commitment letter, board resolutions or similar undertaking to which the Company or any of its Subsidiaries is or would be subject.
(d)    Neither the Company nor any of its Subsidiaries has engaged in the business of making or, except as described on Schedule 3.8(d) of the Disclosure Schedule, facilitating loans equal to and secured by the amount of a taxpayer’s anticipated federal and/or state income tax refund less applicable fees (commonly referred to as “refund anticipation loans or “RALs”).  The RALs receivables shown as assets on the Financial Statements were acquired by the Company from third parties that funded such RALs without any involvement or assistance from the Company or any of its Subsidiaries.  The Company has furnished to Parent a true and complete copy of each Contract pursuant to which such RALs receivables were acquired by the Company and there are no other Contracts relating to the acquisition of such RALs by the Company.
Section 3.9    Litigation. Except as set forth on Schedule 3.9 of the Disclosure Schedules, there is no Action pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, any material property or asset of the Company or any of its Subsidiaries or, to the knowledge of the Company, any officer of the Company or any of its Subsidiaries with respect to their actions in such capacity. There is no Action pending against the Company or any of its Subsidiaries or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries seeking to prevent, hinder, modify, delay or challenge the Transactions. Neither the Company nor any of its Subsidiaries is subject to any outstanding order, judgment, injunction or decree by, any Governmental Authority materially and adversely affecting the Company, any of its Subsidiaries, any of their respective properties or assets or, to the knowledge of the Company, any of their respective officers or directors with respect to their actions in such capacity, nor, to the Company’s knowledge, as of the date hereof, has any Governmental Authority indicated to the Company an intention to implement the same. There is no Action by the Company or any of its Subsidiaries pending, or which the Company or any of its Subsidiaries has commenced preparations to initiate, against any other Person.

Section 3.10    Employee Benefit Plans.
(a)    Schedule 3.10(a) of the Disclosure Schedules sets forth a true and complete list of all material Plans. For purposes of this Agreement, a “Plan” means:
(i)    all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other similar compensatory Contracts or agreements to which the Company or any of its Subsidiaries is a party, with respect to which the Company or its Subsidiaries has or would reasonably be expected to have any obligation or liability or which are maintained, contributed to or sponsored by the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries;
(ii)    each employee benefit plan for which the Company or any of its Subsidiaries could reasonably be expected to incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated; and
(iii)    any plan in respect of which the Company or any of its Subsidiaries could reasonably be expected to incur liability under Section 4212(c) of ERISA.
(b)    With respect to each Plan set forth on Section 3.10(a) of the Disclosure Schedules, the Company has furnished or made available to Parent a true and complete copy of each Plan (to the extent in writing, or a written description thereof if not in writing) and has delivered to Parent a true and complete copy of each material document, if any, prepared in connection with each such Plan, including (i) a copy of each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the two most recently filed Internal Revenue Service (“IRS”) Form 5500, (iv) with respect to each Plan intended to meet the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), the most recently received IRS determination letter or opinion letter for such Plan and (v) the most recently prepared actuarial report and financial statement in connection with each such Plan.
(c)    None of the Plans is a multiemployer plan within the meaning of Section 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a single employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company or any of its Subsidiaries could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). None of the Plans provide for or promise retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries, except as required by applicable Law. Each of the Plans is maintained in the United States and is subject only to the Laws of the United States or a political subdivision thereof.
(d)    This Agreement and the consummation of the Transactions contemplated hereby shall not, except as set forth on Schedule 3.10(d), result in (i) the payment of separation,

severance, termination or similar type of benefits to any person; (ii) the acceleration, increase, or vesting of any amounts payable pursuant to any Plan, except as contemplated hereby
(e)    None of the Plans: (i) provides for the payment of separation, severance, termination or similar type benefits to any person; (ii) obligates the Company or any of its Subsidiaries to pay separation, severance, termination or similar type benefits solely or partially as a result of the Transactions contemplated hereby; or (iii) obligates the Company or any of its Subsidiaries to make any payment or provide any benefit as a result of the transactions contemplated hereby.
(f)    Each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, including Section 409A of the Code. With respect to each Plan, each of the Company and its Subsidiaries, in all material respects, has performed all obligations required to be performed by it and is not in any respect in material default under or in material violation under any Plan, nor does the Company have any knowledge of any such material default or material breach by any other party to any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan which would reasonably be expected to result in a material liability, other than claims for benefits in the ordinary course, and no fact or event exists that would give rise to any such Action.
(g)    Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has received a favorable determination or opinion letter from the IRS that it is so qualified and that its related trust is exempt from federal income taxation under Section 501(a) of the Code. To the knowledge of the Company, no fact or event has occurred since the date of such determination letter or opinion letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.
(h)    To the knowledge of the Company, there has not been any prohibited transaction, within the meaning of Section 406 of ERISA or Section 4975 of the Code, with respect to any Plan that could reasonably be expected to result in a material liability to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has incurred any liability under, arising out of or by operation of Title IV of ERISA, which has not been satisfied in full, other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course, including any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA or (ii) the withdrawal from any Multiemployer Plan or Multiple Employer Plan, and no fact or event exists that could reasonably be expected to give rise to any such liability.
(i)    All contributions, premiums or payments required to be made with respect to any Plan by applicable Law or the terms of such Plan have been made on or before their due dates, or to the extent not yet due have been appropriately reflected on the financial statements of the Company. All such contributions have been fully deducted for income tax purposes. No such deduction has been challenged or disallowed by any Governmental Authority and no fact or event exists that would give rise to any such challenge or disallowance. As of the latest actuarial report, no Plan that is subject to Title IV of ERISA will have an “unfunded benefit liability” within the meaning of Section 4001(a)(18) of ERISA.
(j)    No Plan or any related trust or other funding medium thereunder or any fiduciary thereof is, to the knowledge of the Company, the subject of an audit, investigation or examination by any Governmental Authority that would reasonably be expected to result in a material liability to the Company or any of its Subsidiaries.
(k)    With respect to each Plan subject to Title IV of ERISA: (i) no “reportable event” (as such term is used in Section 4043 of ERISA, other than an event for which the reporting requirements have been waived by regulations), (ii) no application for or receipt of a waiver from the IRS of any minimum funding requirement under Section 412 of the Code has been submitted with respect to any Plan.
(l)    Each Plan which is a “group health plan,” as such term is defined in Section 5000(b)(1) of the Code has been administered and operated in all material respects in compliance with the applicable requirements of Section 601 of ERISA, Section 4980B(b) of the Code and the applicable provisions of the Health Insurance Portability and Accountability Act of 1986.
(m)    With respect to each Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (i) the document or documents that evidence each such plan or arrangement have conformed in all material respects to the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code since December 31, 2008; and (ii) as to any such plan or arrangement that was in existence prior to January 1, 2005 and that is not subject to Section 409A of the Code under the “grandfather” provisions of IRS Notice 2005-1 and applicable treasury regulations under Section 409A of the Code, has not been “materially modified” (within the meaning of IRS Notice 2005-1 and applicable treasury regulations under Section 409A of the Code) at any time after October 3, 2004.
(n)    The Company is not obligated to make any payments in connection with the consummation of the transactions contemplated hereby (either alone or in combination with any other events), including under any Plan, that will be an “excess parachute payment” within the meaning of Section 280G of the Code.
Section 3.11    Labor and Employment Matters.
(a)    Neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining Contract that pertains to employees of the Company or any of its Subsidiaries. There are no, and since January 1, 2011 there have been no, organizing activities or collective bargaining arrangements that could affect the Company or any of its Subsidiaries pending or under discussion with any labor organization or group of employees of the Company or any of its Subsidiaries. There is no, and since January 1, 2011 there has been no, labor strike, controversy, slowdown, work stoppage or lockout pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, nor, to the knowledge of the Company, is there any basis for any of the foregoing. Neither the Company nor any of its

Subsidiaries has materially breached or otherwise failed to materially comply with the provisions of any collective bargaining or union Contract in which the Company or any Subsidiary is a party. There are no pending or, to the knowledge of the Company, threatened union grievances or union representation questions against the Company or any of its Subsidiaries involving employees of the Company or any of its Subsidiaries.
(b)    The Company is and during the past five years has been in compliance in all material respects with all applicable Laws respecting employment, including discrimination or harassment in employment, terms and conditions of employment, termination of employment, wages, overtime classification, hours, occupational safety and health, employee whistle-blowing, unfair labor practices, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. No unfair labor practice or labor charge or complaint is pending or, to the knowledge of the Company, threatened with respect to the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority.
(c)    The Company and each of its Subsidiaries have paid in full all wages, salaries, commissions, bonuses, benefits and other compensation that have become payable.
(d)    Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. None of the Company, any of its Subsidiaries or any of its or their executive officers has received within the past five years any notice of intent by any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation relating to the Company or any of its Subsidiaries and, to the knowledge of the Company, no such investigation is in progress.
(e)    To the knowledge of the Company, no current senior management employee or officer of the Company or any of its Subsidiaries intends, or is expected to, terminate his employment relationship with such entity within one (1) year following the consummation of the transactions contemplated hereby. Schedule 3.11(e) of the Disclosure Schedules contains a complete and accurate list of all the Company Employees as of the date hereof showing for each Company Employee, the name, title, location, service date, whether each individual is treated as exempt or non-exempt, annual salary or wages as of such date and aggregate annual cash compensation (including anticipated bonus information) for the fiscal year ended June 30, 2014.
Section 3.12    Title to, Sufficiency and Condition of Assets.
(a)    The Company and its Subsidiaries have good and valid title to or a valid leasehold interest in all of their assets reflected on the Balance Sheet or acquired in the ordinary course of business since the Balance Sheet Date, except for any such assets sold or otherwise disposed of for fair value since the Balance Sheet Date in the ordinary course of business consistent with past practice (the “Assets”). The Assets constitute all of the assets necessary for the Company and its Subsidiaries to conduct in all material respects their respective businesses as currently conducted. None of the Assets is subject to any Encumbrance other than Permitted Encumbrances.

(b)    The Assets are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put.
This Section 3.12 does not relate to real property or interests in real property, such items being the subject of Section 3.13, or to Intellectual Property, such items being the subject of Section 3.14.
Section 3.13    Real Property.
(a)    The Company and its Subsidiaries do not own and have never owned, any fee interest in any real property.
(b)    Schedule 3.13(b) of the Disclosure Schedules sets forth a true and complete list of all Leased Real Property. Each of the Company and its Subsidiaries has a valid and existing leasehold interest in all Leased Real Property, in each case, free and clear of all Encumbrances except Permitted Encumbrances. No parcel of Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed. All leases of Leased Real Property and all amendments and modifications thereto are in full force and effect, and there exists no material default under any such lease by the Company, any of its Subsidiaries nor, to the knowledge of the Company, any other party thereto, nor, to the knowledge of the Company, any event which, with notice or lapse of time or both, would constitute a material default thereunder by the Company, any of its Subsidiaries or any other party thereto. All structures and other buildings on the Leased Real Property are adequately maintained and are in good operating condition and repair for the requirements of the business of the Company and its Subsidiaries as currently conducted.
Section 3.14    Intellectual Property.
(a)    Schedule 3.14 of the Disclosure Schedules sets forth a true and complete list of all registered Marks, Patents and registered Copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by or exclusively licensed to the Company or any of its Subsidiaries, identifying for each whether it is owned by or exclusively licensed to the Company or the relevant Subsidiary.
(b)    No Patents or Marks identified on Schedule 3.14 as owned by the Company or any of its Subsidiaries or, to the knowledge of the Company, exclusively licensed to the Company or any of its Subsidiaries are the subject of any pending interference, derivation, reissue, reexamination, opposition or cancellation proceeding and, to the knowledge of the Company, no such proceeding is threatened.
(c)    The Company or one of its Subsidiaries own, free and clear of any and all Encumbrances, all Intellectual Property identified on Schedule 3.14 of the Disclosure Schedules as owned by the Company or a Subsidiary and all other material Intellectual Property purportedly owned by the Company or any of its Subsidiaries, including all Intellectual Property developed by or for the Company or any of its Subsidiaries by any of their respective current or former employees, contractors or consultants. Neither the Company nor any of its Subsidiaries has received any written notice or claim challenging the Company’s ownership of any Intellectual Property owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries that is used in the conduct of the company’s or any of its Subsidiaries’ businesses, nor to the knowledge of the Company is there a reasonable basis for any claim that the Company does not so own any of such Intellectual Property.
(d)    Each of the Company and its Subsidiaries has taken commercially reasonable steps in accordance with standard industry practices to protect its rights in its Intellectual Property and to maintain the confidentiality of all trade secrets and other confidential information of the Company or any of its Subsidiaries. All current or former employees, consultants and contractors of the Company or any of its Subsidiaries who participated in the development of any Intellectual Property for the Company or any of its Subsidiaries that is used in the current conduct of the businesses of the Company or any of its Subsidiaries or who had access to any material confidential information of the Company or any of its Subsidiaries have executed and delivered proprietary information, confidentiality and assignment agreements substantially in the Company’s standard forms.
(e)    All registered Marks, issued Patents and registered Copyrights identified on Schedule 3.14 of the Disclosure Schedules as owned by the Company or a Subsidiary (“Company Registered IP”) and, to the knowledge of the Company, all other registered Marks, issued Patents and registered Copyrights identified on Schedule 3.14 of the Disclosure Schedules are subsisting and, to the knowledge of the Company, valid and enforceable, and, to the knowledge of the Company, all registered Marks, issued Patents and registered Copyrights identified on Schedule 3.14 of the Disclosure Schedules as exclusively licensed to the Company or any of its Subsidiaries is subsisting, valid and enforceable, and neither the Company nor any of its Subsidiaries has received any written notice or claim challenging the validity or enforceability of any Company Registered IP or other Intellectual Property identified on Schedule 3.14 of the Disclosure Schedules or alleging any misuse of such Company Registered IP or other Intellectual Property.
(f)    The development, sale, distribution or other commercial exploitation of products, and the provision of any services, by the Company or any of its Subsidiaries, and the operations of the business of the Company or any of its Subsidiaries, have not infringed upon, misappropriated, violated, or diluted, and do not infringe upon, misappropriate, violate or dilute, any Intellectual Property of any third party, and neither the Company nor any of its Subsidiaries has received any written notice or claim asserting that such infringement, misappropriation, violation or dilution has occurred; provided, that the foregoing representation and warranty of non-infringement is limited to the Company’s knowledge to the extent it applies to non-infringement of a Patent owned by a third party. Neither the Company nor any of its Subsidiaries has received any unsolicited written request or invitation to take a license under any Patents owned by a third party. No Intellectual Property owned by, or, to the knowledge of the Company licensed to the Company or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting the use or licensing thereof by the Company or its Subsidiaries. To the knowledge of the Company, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries in a material manner.

(g)    Neither the Company nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any material Intellectual Property. The consummation of the Closing and other transactions contemplated hereby will not result in the loss or expiration of any of the material Intellectual Property owned by or licensed to the Company or any of its Subsidiaries and used by the Company or any of its Subsidiaries in the conduct of their businesses, and all of such owned Intellectual Property will continue to be available to, and exercisable by, the Company and its Subsidiaries on the same terms as such Intellectual Property currently is available to, and exercisable by, the Company and its Subsidiaries.
(h)    The execution and delivery by the Company of this Agreement and consummation of the Transactions will not (i) result in Parent or any of its Affiliates (other than the Surviving Company and its Subsidiaries) being obligated to grant to any third party any rights with respect to Intellectual Property; (ii) result in Parent or any of its Affiliates (other than the Surviving Company and its Subsidiaries) being bound by, or subject to, any non-compete on the operation or scope of their respective businesses; (iii) result in the Surviving Company and its Subsidiaries being obligated to pay any royalties or other amounts to any third party at a rate in excess of that which is payable by the Company and its Subsidiaries prior to the Closing Date; or (iv) give rise to any right of any third party to terminate or re-price or otherwise modify in any respect that is adverse to the Company or any of its Subsidiaries any of the Company’s or any of its Subsidiaries’ rights or obligations under any agreement under which any right or license of or under Intellectual Property is granted to or by the Company or any of its Subsidiaries.
(i)    All use and distribution of any Open Source Software by the Company and its Subsidiaries is in compliance in all material respects with the terms of the license under which such Open Source Software is licensed to the Company, including all copyright notice and attribution requirements. The Company and its Subsidiaries have not (A) incorporated Open Source Software into, or combined Open Source Software with, any proprietary Software of the Company or any of its Subsidiaries; (B) distributed any Open Source Software; or (C) used Open Source Software in a manner that obligates the Company or any of its Subsidiaries to disclose, make available, offer or deliver any portion of the source code of any proprietary software of the Company or any of its Subsidiaries to any third party.
(j)    The Software and Systems (including the Systems operated by vendors or subcontractors on behalf of the Company or any of its Subsidiaries) used in the conduct of the respective businesses of the Company and its Subsidiaries (i) are adequate for the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted and contemplated to be conducted, and (ii) are, in all material respects, in good working order and condition and used and maintained in accordance with their documentation, manufacturer’s requirements and applicable insurance policies. Neither the Company nor any of its Subsidiaries has experienced any significant disruption of its Systems since January 1, 2012.
Section 3.15    Taxes
(a)    All Tax Returns of the Company and its Subsidiaries that have become due have been duly and timely filed, and all such Tax Returns are true, correct and complete in all material respects.

(b)    All Taxes for which the Company or any Subsidiary is liable have been timely paid. There is a specific accrual on the Financial Statements for all Taxes that accrued but were not yet due or payable as of the Balance Sheet Date, and neither the Company nor any Subsidiary has incurred any liability for Taxes since the Balance Sheet Date other than in the ordinary course of business of the Company and its Subsidiaries consistent with amounts incurred and paid with respect to comparable prior periods (adjusted solely for ordinary course changes in assets and operating results).
(c)    The Company and each of its Subsidiaries have duly and timely withheld all amounts required to be withheld and paid over to the appropriate Tax Authority all amounts required to be so withheld and paid under applicable Laws and have complied with all applicable Laws relating to information reporting and record retention (including, without limitation, to the extent necessary to claim any exemption from sales Tax collection and maintaining adequate and current resale certificates to support any such claimed exemptions).
(d)    Other than the Company LLC Agreement, none of the Company or any of its Subsidiaries is a party to any Tax allocation, Tax indemnity or Tax sharing agreement (other than any commercial agreement entered into in the ordinary course of business the principal purpose of which is unrelated to Taxes).
(e)    There are no liens for Taxes on any of the Company’s or its Subsidiaries’ assets other than Permitted Encumbrances.
(f)    There are no pending or, to the knowledge of the Company, threatened, proceedings with respect to Taxes of the Company or any of its Subsidiaries. There are no deficiencies for any Taxes assessed against the Company or any of its Subsidiaries that have not been fully paid or otherwise satisfied or withdrawn. There are no outstanding waivers or extensions of statutes of limitations with respect to assessments or collection of Taxes of the Company or any of its Subsidiaries.
(g)    For federal and state income Tax purposes, (i) the Company is and has at all times since its formation been treated as a partnership for federal and applicable state income Tax purposes, and (ii) each of the Subsidiaries of the Company is and has at all times since its formation been treated as disregarded as an entity separate from its owner under Treasury regulations Section 301.7701-3 (and comparable provisions of state Law), and in each case no action has been taken inconsistent with such status (other than the entering into of this Agreement, which upon consummation hereof is intended to result in the Company being treated as a disregarded entity for such purposes).
(h)    None of the Company or any of its Subsidiaries (i) has any liability for the Taxes of any Person other than itself, nor (ii) ever owned an interest in any entity other than the Company’s interests in the Subsidiaries set forth in Section 3.1(a) of the Disclosure Schedules.
(i)    Neither the Company nor any of its Subsidiaries has participated in any “reportable transaction” as defined in Treas. Reg. § 1.6011-4(b).
(j)    None of the Company or any of its Subsidiaries (i) is subject to Tax in a country outside of the country in which it is organized, (ii) has received a written claim that any such entity may be subject to Tax in a jurisdiction in which it does not file Tax Returns, or (iii) is or has been party to or the beneficiary of any Tax exemption, Tax holiday or other Tax reduction Contract or order.
(k)    At no time between the date hereof and Closing will 50% or more of the value of the gross assets of the Company (as determined for federal income tax purposes) consist of United States real property interests (as defined in Section 897 of the Code).
(l)    For the avoidance of doubt, the Company makes no representations in respect of the existence, amount or usability of any tax loss or credit carryforwards, asset bases or depreciation periods or other Tax attributes of the Company and its Subsidiaries for income tax purposes, in each case in any period that is not a Pre-Closing Tax Period, other than to the extent such amounts are affected by the inaccuracy of the representation in Section 3.15(g).
All references to the Company or any of its Subsidiaries shall include references to any Person that merged with and into or liquidated into the Company or such Subsidiary, or for whose Taxes the Company or any Subsidiary is or could be held liable, as applicable.
Section 3.16    Environmental Matters.
(a)    Each of the Company and its Subsidiaries is and has been in compliance with all applicable Environmental Laws in all material respects. None of the Company or any of its Subsidiaries has received since January 1, 2011, any written notice from a Governmental Authority alleging that the Company or any of its Subsidiaries has any liability under any Environmental Law or is not in material compliance with any Environmental Law.
(b)    Neither the Company nor any of its Subsidiaries is actually or contingently liable for any Release of, threatened Release of or contamination by Hazardous Substances or otherwise under any Environmental Law. There is no pending or, to the knowledge of the Company, threatened investigation by any Governmental Authority, nor any pending or, to the knowledge of the Company, threatened Action with respect to the Company or any of its Subsidiaries relating to Hazardous Substances or otherwise under any Environmental Law.
(c)    The Company and its Subsidiaries have provided to Parent all “Phase I,” “Phase II” or other environmental investigation reports prepared since January 1, 2011 in their possession, or to which they have reasonable access, addressing every location ever owned, operated or leased by the Company or any of its Subsidiaries.
(d)    For purposes of this Agreement:
(i)    “Environmental Laws” means: any Laws of any Governmental Authority relating to (A) Releases or threatened Releases of Hazardous Substances or materials containing Hazardous Substances; (B) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (C) pollution or protection of the environment, health, safety or natural resources.
(ii)    “Hazardous Substances” means: (A) those substances defined in or regulated under the Hazardous Materials Transportation Act, the Resource Conservation and

Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Toxic Substances Control Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, and their state counterparts, as each may be amended from time to time, and all regulations thereunder; (B) petroleum and petroleum products, including crude oil and any fractions thereof; (C) natural gas, synthetic gas, and any mixtures thereof; (D) lead, polychlorinated biphenyls, asbestos and radon; (E) any other pollutant or contaminant; and (F) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.
(iii)    “Release” has the meaning set forth in Section 101(22) of CERCLA (42 U.S.C. § 9601(22)), but not subject to the exceptions in Subsections (A) and (D) of 42 U.S.C. § 9601(22).
Section 3.17    Material Contracts.
(a)    Except as set forth in Schedule 3.17(a) of the Disclosure Schedules, and except for Contracts entered into by the Company and its Subsidiaries after the date hereof in accordance with Section 5.1, neither the Company nor any of its Subsidiaries is a party to or is bound by any Contract (other than a Plan disclosed on Schedule 3.10(a)) of the following nature (such Contracts as are required to be set forth in Schedule 3.17(a) of the Disclosure Schedules being “Material Contracts”):
(i)    any broker, distributor, dealer, manufacturer’s representative, franchise, agency, continuing sales or purchase, sales promotion, market research, marketing, consulting or advertising Contract that provides for annual payments by the Company or its Subsidiaries after the date hereof in excess of $200,000;
(ii)    any Contract governing or evidencing (A) Funded Indebtedness or (B) Other Indebtedness;
(iii)    any Contract currently in effect pursuant to which the Company or any of its Subsidiaries has provided funds to (other than to pay for goods and services in the ordinary course of business), or made any material loan to or material capital contribution or other investment in, or assumed any material liability or obligation of, any Person (other than the Company or a Subsidiary thereof), including take-or-pay contracts or keepwell agreements;
(iv)    any Contract with any Governmental Authority;
(v)    any Contract with any Related Party of the Company or any of its Subsidiaries set forth on Schedule 3.18, other than employment, indemnification, or similar Contracts entered into in the ordinary course of business;
(vi)    any employment Contract or Contract entered into with individual consultants currently in effect (other than Contracts with respect to hourly employees and other than Plans);

(vii)    any Contract currently in effect that limits, or purports to limit, the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts the right of the Company and its Subsidiaries to sell to or purchase from any Person or to hire any Person, or that grants the other party or any third person “most favored nation” status or any type of special discount rights;
(viii)    any Contract currently in effect pursuant to which the Company or any of its Subsidiaries is the lessee or lessor of, or holds, uses, or makes available for use to any Person (other than the Company or a Subsidiary thereof), (A) any real property or (B) any tangible personal property and, in each case, that involves an annual rent in excess of $100,000;
(ix)    any Contract for the sale or purchase of any real property, or for the sale or purchase of any tangible personal property outside of the ordinary course of business and in an amount in excess of $100,000;
(x)    any Contract providing for indemnification to or from any Person with respect to liabilities relating to any current or former business of the Company, any of its Subsidiaries or any predecessor Person outside of the ordinary course of business (and other than pursuant to the Company’s and its Subsidiaries organizational documents);
(xi)    any Contract under which the Company or any of its Subsidiaries grants or receives a license of any material Intellectual Property, excluding any agreement under which commercially available “off the shelf” Software is licensed to the Company or any of its Subsidiaries in object code form pursuant to the terms of a “click-through” or “shrink-wrap” license and any other Contract limiting or otherwise pertaining to the Company’s or any of its Subsidiaries’ rights to use or enforce any Intellectual Property that is used in the current conduct of the businesses of the Company or any of its Subsidiaries, and excluding any agreement under which any third party is permitted to use the Company’s name or under which the Company is permitted to use any third party’s name, in each case as an ancillary right under such agreement;
(xii)    any joint venture or partnership, merger, asset or stock purchase or divestiture Contract relating to the Company or any of its Subsidiaries;
(xiii)    any Contract with any labor union;
(xiv)    any Contract for the purchase by the Company or any of its Subsidiaries of any debt or equity security or other ownership interest of any other Person;
(xv)    any hedging, futures, options or other derivative Contract;
(xvi)    any Contract relating to settlement of any administrative or judicial proceedings involving amounts greater than $10,000 since January 1, 2011;
(xvii)    any Contract that results in any Person holding a power of attorney from the Company or any of its Subsidiaries that relates to the Company, any of its Subsidiaries or any of their respective businesses;

(xviii)    any “Transmitter Agreement,” “Program Agreement” or similar Contract with any Person, and any other Contract relating to the provision of tax refund transfers, tax refund anticipation loans, tax preparation fee collection programs or income tax related products, in each case, that provides for annual payments to or by the Company or any of its Subsidiaries in excess of $200,000; and
(xix)    any other Contract not made in the ordinary course of business that involves a future or potential liability or receivable, as the case may be, in excess of $200,000 on an annual basis or in excess of $500,000 over the current Contract term (including any such Contracts with tax preparation firms or other customers or clients).
(b)    Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole, each Material Contract is legal, valid and binding on the Company or Subsidiary of the Company party thereto, on the one hand, and, to the knowledge of the Company, each other party thereto, on the other, and is in full force and effect and enforceable against the Company, any Subsidiary of the Company party thereto and, to the knowledge of the Company, such other parties. None of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party is in material breach or violation of, or (with or without notice or lapse of time or both) material default under, any Material Contract, nor has the Company or any of its Subsidiaries received any claim of any such breach, violation or default. The Company has delivered or made available to Parent true and complete copies of all written Contracts referred to on Schedule 3.17(a), including any amendments thereto.
Section 3.18    Affiliate Interests and Transactions.
(a)    None of Platform Partners, LLC or Priest Interests, LP or any of their respective Affiliates (for the sake of clarity, the Company and its Subsidiaries are not Affiliates of Platform Partners, LLC or Priest Interests, LP for the purposes of the representations and warranties set forth in this Section 3.18), and no director or executive officer of the Company or any of its Subsidiaries and, to the knowledge of the Company, no Member or Immediate Family member of any of the foregoing: (i) owns, directly or indirectly, any material equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of the Company or any of its Subsidiaries or their business; (ii) has any interest in any property (real or personal, tangible or intangible) with a value in excess of $25,000 that the Company or any of its Subsidiaries uses; or (iii) has any business dealings or a financial interest in any transaction with the Company or any of its Subsidiaries or involving any assets or property of the Company or any of its Subsidiaries, other than business dealings or transactions conducted in the ordinary course of business at prevailing market prices and on prevailing market terms.
(b)    There are no outstanding notes payable to, accounts receivable from or advances by the Company or any of its Subsidiaries in amounts exceeding $25,000 to any director or executive officer of the Company or any of its Subsidiaries, and, to the knowledge of the Company, to any Member or Immediate Family member of any of the foregoing.

Section 3.19    Insurance. Schedule 3.19 of the Disclosure Schedules sets forth a true and complete list of all casualty, directors and officers liability, general liability, errors and omissions, product liability and all other types of material insurance policies maintained by the Company or any of its Subsidiaries, together with the carriers and liability limits for each such policy. All such policies are in full force and effect. All premiums with respect thereto have been paid to the extent due. The Company has not received written notice of, nor to the knowledge of the Company is there threatened, any cancellation, termination, reduction of coverage or material premium increases with respect to any such policy.
Section 3.20    Privacy and Security.
(a)    With respect to any Personal Information collected or processed by or on behalf of the Company or its Subsidiaries:
(i)    the Company, its Subsidiaries and, to the Company’s knowledge, its vendors and subcontractors (with respect to work performed on behalf of the Company or its Subsidiaries) at all times have complied in all material respects with all applicable U.S., state and foreign Laws (“Privacy Laws”), standard industry practices and their own published, posted, and internal agreements and policies (which are in material compliance with applicable Privacy Laws) with respect to (A) the collection, use, disclosure, protection and transfer of Personal Information; (B) the sending of solicited or unsolicited electronic marketing communications and electronic mail messages; (C) spyware and adware; and (D) the confidentiality of sensitive personal information;
(ii)    no written claims have been asserted and, to the Company’s knowledge, no claims are threatened against the Company or any of its Subsidiaries by any Person alleging a violation of any Privacy Laws by the Company or any of its Subsidiaries;
(iii)    without limiting the generality of the foregoing, the Company and each of its Subsidiaries is and at times has been in compliance with all applicable provisions of the Gramm-Leach-Bliley Act and the rules and regulations related thereto;
(iv)    except as set forth on Schedule 3.20, neither the Company nor any of its Subsidiaries transfers any Personal Information across national borders; and
(v)    the Company and its Subsidiaries post all policies with respect to the matters set forth in Section 3.20(a)(i) on their websites in conformance with Privacy Laws.
(b)    To the Company’s knowledge, the tax preparation firms and other Persons with which the Company or any of its Subsidiaries has contractual relationships have not materially breached any agreements with the Company or its Subsidiaries or any Privacy Laws pertaining to Personal Information with respect to the Company’s relationship with such firm or Person.
(c)    The Company and its Subsidiaries take and have taken reasonable steps to protect the operation, confidentiality, integrity and security of their Software, Systems and websites, including any of the foregoing that are involved in the collection and/or processing of Personal Information, against any unauthorized or improper use, access, transmittal, interruption, modification or corruption. Without limiting the generality of the foregoing, the Company (i) uses adequate-strength encryption technology of at least 128-bit and (ii) has implemented a comprehensive security plan that (A) identifies internal and external risks to the security of the Company’s confidential information and Personal Information and (B) implements, monitors and improves adequate and effective safeguards to control those risks. The Company and its Subsidiaries have implemented and maintain, consistent with applicable Privacy Laws and their obligations to third parties, backup procedures and disaster recovery plans for their Software, Systems and websites.
(d)    Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any vendor or subcontractor of the Company or any of its Subsidiaries with respect to work performed on behalf of the Company or such Subsidiary, has: (i) experienced a material security breach of any System or website resulting in the unauthorized acquisition, disclosure or use of Personal Information since the date that is three years prior to the date of this Agreement (in the case of such vendors or subcontractors, that involved Personal Information obtained from or on behalf of the Company or any of its Subsidiaries); (ii) been required pursuant to any Privacy Law to notify customers, consumers or employees of any security breach related to the Personal Information of such customers, consumers or employees; or (iii) been the subject of any inquiry, investigation or enforcement action of any Governmental Authority with respect to compliance with any Privacy Law.
Section 3.21    Accounts Receivable. All accounts receivable reflected on the Balance Sheet or to be reflected on the Final Closing Statement represent or will represent bona fide and valid obligations arising from sales actually made or services actually performed in the ordinary course of business. As of the date hereof, the Company has not received written notice from any obligor asserting any contest, claim or set-off under any Contract with any obligor of any accounts receivable related to the amount or validity of such accounts receivable, and, to the knowledge of the Company, as of the date hereof, no bankruptcy, insolvency or similar proceedings have been commenced by or against any such obligor.
Section 3.22    Accounts Payable. All accounts payable and notes payable by the Company and its Subsidiaries to third parties have arisen in the ordinary course of business and no such account payable or note payable is delinquent more than 90 days in its payment as of the date hereof.
Section 3.23    Customers and Suppliers. Schedule 3.23 of the Disclosure Schedules sets forth a true and complete list of (i) the names and addresses of all clients of the Company and its Subsidiaries with a billing for each such client of $200,000 or more during the 6 months ended June 30, 2014, (ii) the amount for which each such client was invoiced during such period and (iii) the percentage of the consolidated total sales of the Company and its Subsidiaries represented by sales to each such customer during such period. Neither the Company nor any of its Subsidiaries has received any written notice that any of such clients (A) has ceased or substantially reduced, or will cease or substantially reduce, use of products or services of the Company or its Subsidiaries or (B) has sought, or is seeking, to change the terms upon which it receives the services of the Company or its Subsidiaries except for normal course negotiation of prices. To the knowledge of the Company, none of such clients has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated hereby.
Section 3.24    Bank Accounts; Powers of Attorney. Schedule 3.24 of the Disclosure Schedules sets forth a true and complete list of (a) all bank accounts or safe deposit boxes under the control or for the benefit of the Company or any of its Subsidiaries, (b) the names of all persons authorized to draw on or have access to such accounts and safe deposit boxes and (c) all outstanding powers of attorney or similar authorizations granted by the Company or any of its Subsidiaries, copies of which have been furnished to Parent.
Section 3.25    Certain Business Practices. Since January 1, 2011, neither the Company nor any of its Subsidiaries (nor, to the knowledge of the Company, any of their respective directors, executives, representatives, agents or employees) (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to domestic political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any domestic governmental officials or employees or any employees of a domestic government-owned entity, (c) has violated or is violating any anticorruption Law applicable to the Company or any of its Subsidiaries, (d) has corruptly or unlawfully made, offered, authorized or promised any payment, rebate, payoff, influence payment, contribution, gift, bribe, rebate, kickback, or any other thing of value to any domestic government official or employee, political party or official, or candidate, regardless of form, to obtain favorable treatment in obtaining or retaining business or to pay for favorable treatment already secured, or (e) has established or maintained, or is maintaining, any fund of corporate monies or other properties for the purpose of supplying funds for any of the purposes described in the foregoing clause (d).
Section 3.26    Brokers. Except for William Blair & Co., the fees and expenses of which will constitute Transaction Expenses and be paid at Closing, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries that is payable by or the responsibility of the Company or its Subsidiaries. The Company has furnished to Parent a complete and correct copy of all agreements between the Company and William Blair & Co. pursuant to which such firm would be entitled to any payment in connection with the Transactions.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB
Parent and Merger Sub hereby represent and warrant to the Company as follows:
Section 4.1    Organization and Qualification. Parent is (a) a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (b) duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties and assets occupied, owned leased or operated by it or the nature of its business as presently conducted makes such qualification or licensing necessary, except, with respect to clause (b), for any such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and has full corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.
Section 4.2    Authority. Each of Parent and Merger Sub has full corporate or limited liability company power and authority to execute and deliver this Agreement and each of the Ancillary Agreements to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement and each of the Ancillary Agreements to which it will be a party and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by the Board of Directors of Parent and by Parent as the sole member of Merger Sub. No other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or any Ancillary Agreement or to consummate the Transactions. This Agreement has been, and upon their execution each of the Ancillary Agreements to which Parent or Merger Sub will be a party will have been, duly executed and delivered by Parent and Merger Sub, as applicable, and, assuming due execution and delivery by each of the other parties hereto and thereto, this Agreement constitutes, and upon their execution each of the Ancillary Agreements to which Parent or Merger Sub will be a party will constitute, the legal, valid and binding obligations of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with their respective terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.
Section 4.3    No Conflict; Required Filings and Consents.
(a)    The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and each of the Ancillary Agreements to which it will be a party, and the consummation of the Transactions, do not and will not:
(i)    conflict with or violate the certificate of incorporation, certificate of formation, bylaws or limited liability company operating agreement, as applicable, of Parent or Merger Sub;
(ii)    conflict with or violate any Law applicable to Parent or Merger Sub; or
(iii)    result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other Contract to which Parent or Merger Sub is a party;

except, in the case of clauses (ii) and (iii) for such breaches, defaults and other occurrences that would not reasonably be expected, individually or in the aggregate, to be material to Parent and its Subsidiaries taken as a whole.
(b)    Neither Parent nor Merger Sub is required to file, seek or obtain any notice, authorization, approval, order, permit or consent of or with any Governmental Authority in connection with the execution, delivery and performance by Parent and Merger Sub of this Agreement and each of the Ancillary Agreements to which it will be party or the consummation of the Transactions or in order to prevent the termination of any right, privilege, license or qualification of Parent or any of its Subsidiaries, except for (i) any filings required to be made under the HSR Act, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (iii) the filing of a post-transaction notice with the Federal Reserve Board under Section 4(k) of the U.S. Bank Holding Company Act of 1956, as amended, (iv) such filings as may be required by any applicable federal or state securities or “blue sky” laws, including the filing with the SEC of such reports under, and such other compliance with, the Exchange Act and Securities Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions, (v) compliance by Parent with the rules and regulations of the NYSE, and (vi) such other authorizations, approvals, orders, permits or consents which if not obtained, or notices, registrations, declarations or filings which if not made, would not reasonably be expected, individually or in the aggregate, to be material to the Company and its Subsidiaries taken as a whole.
Section 4.4    Financing. Parent affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that Parent obtain financing for, or related to, any of the transactions contemplated hereby. Parent has delivered to the Company true and complete copies of an executed commitment letter and fee letter (provided, that provisions in the commitment letter and the fee letter related solely to fees, pricing caps and the economic terms of the “market flex” sections thereof agreed to by the parties may be redacted (none of which redacted provisions adversely affect the availability of or impose additional conditions on, the availability of Bank Financing (as defined below) at the Closing (such commitment letter and related term sheets, including all exhibits, schedules and annexes thereto and such fee letter, as the same may be amended, collectively, the “Bank Financing Commitments”), pursuant to which the lender parties thereto have agreed, subject to the terms and conditions thereof, to provide or cause to be provided up to $225,000,000 in bank financing (the “Bank Financing”) to fund a portion of the Closing Cash Consideration. In the event that Parent is not able to consummate the Bank Financing, Parent intends to undertake a placement of convertible notes in a comparable amount (the “Convertible Note Financing” and, together with the Bank Financing, the “Financing”). The Bank Financing Commitments have not been amended or modified prior to the date hereof (and, as of the date hereof, no such amendment or modification is contemplated or pending), and the commitments contained in the Bank Financing Commitments have not been withdrawn, terminated or rescinded in any respect. There are no side letters or other contracts or arrangements related to the funding or investing, as applicable, of the full amount of the Bank Financing other than as expressly set forth in the Bank Financing Commitments furnished to the Company pursuant to this Section 4.4. As of the date hereof, Parent has not received any written notice of default or event that with notice or lapse of time, or both, would constitute a default or breach on the part of Parent or any of its Affiliates or, to the knowledge of Parent, any other Person, in each case under the Bank Financing Commitments.

The Bank Financing Commitments are not subject to any conditions or other contingencies (including pursuant to any “flex” provisions in the related fee letter or otherwise) other than as expressly set forth therein and, as of the date hereof, are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent and, to the knowledge of Parent, each of the other parties thereto. All commitments and other fees required to be paid under the Bank Financing Commitments prior to the date hereof have been paid in full, and Parent is unaware of any fact or occurrence existing on the date hereof that would reasonably be expected to make any of the assumptions or statements set forth in the Bank Financing Commitments inaccurate or that would reasonably be expected to cause the Bank Financing Commitments to be ineffective. Subject to the terms and conditions of the Bank Financing Commitments and subject to the satisfaction of the conditions contained in Section 7.1 and Section 7.2, the aggregate proceeds contemplated by the Bank Financing Commitments, together with other financial resources of Parent and Merger Sub, including cash, cash equivalents and marketable securities of Parent, Merger Sub, the Company and the Company’s Subsidiaries on the Closing Date, will be sufficient for Parent and Merger Sub to consummate the Merger upon the terms contemplated by this Agreement and pay all related fees and expenses. Assuming the conditions set forth in Section 7.1 and Section 7.2 are satisfied at Closing, Parent is not aware of any fact or occurrence existing on the date hereof that would or would reasonably be expected to cause any of the conditions to the Bank Financing not to be satisfied or the full amount of the Bank Financing not to be available in full to Parent at the Closing Date.
Section 4.5    Brokers. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, the fees of which will be paid by Parent, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.
Section 4.6    SEC Reports; Financial Statements.
(a)    Parent has filed with or furnished to the SEC on a timely basis, and has heretofore made available to the Company, in the form filed with or furnished to the SEC, true and complete copies of all forms, reports, schedules, statements and other documents required to be filed with or furnished to the SEC by Parent since January 1, 2012 (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference, the “Parent SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)    The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Parent SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10‑Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2012, Parent has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy, or applicable Law.
(c)    Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.
Section 4.7    Information Supplied. The Registration Statement will not, at the time the Registration Statement is filed with the SEC, at the time of any amendment or supplement thereto and at the time it (or any post-effective amendment or supplement) becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to statements included or incorporated by reference in the Registration Statement based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference therein.
Section 4.8    No Undisclosed Liabilities. Except as disclosed in the Parent SEC Documents filed prior to the date hereof, neither Parent nor any of its Subsidiaries has incurred, since the Balance Sheet Date, any indebtedness, obligation or other liability, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable (for purposes of this Section 4.8, referred to as “liabilities”), except for (a) those liabilities accrued or reserved against in the audited consolidated balance sheet of Parent and its Subsidiaries as at December 31, 2013 included in the Parent SEC Documents, (b) liabilities incurred in the ordinary course of business consistent with past practice since December 31, 2013 or (c) liabilities that are not, individually or in the aggregate, material to Parent or any of its Subsidiaries.
Section 4.9    Absence of Certain Changes or Events. Since December 31, 2013, except as disclosed in the Parent SEC Documents, there has not been any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.
Section 4.10    Litigation. Except as disclosed in the Parent SEC Documents: (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any material property or asset of Parent or any of its Subsidiaries, or any of the officers of Parent or any of its Subsidiaries in regards to their actions as such, the outcome of which would reasonably be expected to have a Parent Material Adverse Effect; (b) there is no Action pending or, to the knowledge of Parent, threatened seeking to prevent, hinder, modify, delay or challenge the Transactions, which would have, individually or in the aggregate, a Parent Material Adverse Effect; and (c) there is no outstanding order, judgment, injunction or decree by any Governmental Authority materially and adversely affecting Parent, any of its Subsidiaries, any of their respective properties or assets, any of their respective officers or directors with respect to their actions as such, or the Transactions, nor has any Governmental Authority indicated in writing to Parent an intention to conduct the same, which would have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.11    No Prior Activities of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated hereby and has engaged in no business other than in connection with the transactions contemplated hereby.
Section 4.12    Compliance with Law; Permits. Parent and its Subsidiaries are in compliance in all material respects with all Laws applicable to their respective businesses, operations, properties or assets. As of the date hereof, no suspension, cancellation, modification, revocation or nonrenewal of any material permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Authority necessary for Parent, Merger Sub and each of their respective Subsidiaries to own, lease and operate their respective properties and to carry on their respective business in all material respects as currently conducted is pending or, to the knowledge of Parent, threatened.
Section 4.13    Issued Shares.
(a)    All of the shares of Parent Common Stock to be issued pursuant to the Merger (i) will be, when issued, duly authorized and validly issued, fully paid and nonassessable, free of preemptive rights and Encumbrances (other than Encumbrances set forth in this Agreement and the Ancillary Agreements) and (ii) will be issued in compliance with all federal and state securities Laws.
(b)    Neither Parent nor any Person acting on its behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause the Parent Common Stock issued pursuant to the Merger to be integrated with any prior offering by Parent in a manner that could require the registration of the Parent Common Stock issued pursuant to the Merger under the Securities Act.
Section 4.14    No Vote of Parent Stockholders. No vote of the stockholders of Parent or any of its Affiliates or the holders of any other securities of Parent or any of its Affiliates (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws of Parent or any of its Affiliates or the applicable rules of any stock exchange on which securities of Parent or any of its Affiliates are traded to approve the Merger or to consummate the transactions contemplated hereby.
Section 4.15    Capitalization.
(a)    The capitalization of Parent is set forth in the Parent SEC Documents filed prior to the date hereof.
(b)    Except pursuant to this Agreement or as set forth in the Parent SEC Documents filed prior to the date hereof, neither Parent nor any of its Subsidiaries has issued or agreed to issue any: (i) shares or other equity or ownership interest; (ii) option, warrant or interest convertible into or exchangeable or exercisable for the purchase of shares or other equity or ownership interests; (iii) stock appreciation right, phantom stock, interest in the ownership or earnings of Parent or any of its Subsidiaries or other equity equivalent or equity-based award or right; or (iv) bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote. Each outstanding share or other equity or ownership interest of Parent each of its Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and in the case of its Subsidiaries, each such share or other equity or ownership interest is owned by Parent or another Subsidiary, free and clear of any Encumbrance, other than transfer restrictions under securities laws. All of the aforesaid shares or other equity or ownership interests have been offered, sold and delivered by Parent or a Subsidiary in material compliance with all applicable federal and state securities laws or pursuant to valid exceptions therefrom. Except as set forth in the Parent SEC Documents filed prior to the date hereof and for rights granted to the Holders under this Agreement, there are no outstanding obligations of Parent or any of its Subsidiaries to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued shares or other equity or ownership interests of Parent or any of its Subsidiaries. No shares of capital stock or other equity or ownership interests of Parent or any of its Subsidiaries have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the organizational documents of Parent or any of its Subsidiaries or any Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound.
(c)    Except as set forth in the Parent SEC Documents filed prior to the date hereof, no Person has any registration rights with respect to the Parent Common Stock.
(d)    No holder of Parent Common Stock has, or shall have at the time of filing the Registration Statement (other than pursuant to the Registration Rights Agreement), any registration rights in respect of the Registration Statement and the Registrable Securities registered thereunder.
Section 4.16    Form S-3. Parent is eligible to use Form S-3 under the Securities Act.
ARTICLE V
COVENANTS
Section 5.1    Conduct of Business Prior to the Closing. Between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, except as set forth on Schedule 5.1 or as contemplated by this Agreement, unless Parent shall otherwise agree in writing, the business of the Company and its Subsidiaries shall be conducted only in the ordinary course of business consistent with past practice; and the Company shall, and shall cause each of its Subsidiaries to (i) preserve substantially intact the business organization and assets of the Company and its Subsidiaries; (ii) keep available the services of the current officers, employees and consultants of the Company and its Subsidiaries; and (iii) preserve the current relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company or any of its Subsidiaries has significant business relations. Without limiting the generality of the foregoing, between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, except as set forth on Schedule 5.1 or as contemplated by this Agreement, neither the Company nor any of its Subsidiaries shall do, or propose to do, directly or indirectly, any of the following without the prior written consent of Parent:
(a)    amend or otherwise change its certificate of formation, limited liability company operating agreement or equivalent organizational documents;
(b)    issue, sell, pledge, dispose of or otherwise subject to any Encumbrance (other than Permitted Encumbrances) (i) any membership interests of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any such interests, or any other ownership interest in the Company or any of its Subsidiaries or (ii) any properties or assets of the Company or any of its Subsidiaries (other than distributions of cash to the Members so long as (x) the Company gives prompt written notice of any such distributions to Parent and (y) no such distributions, individually or in the aggregate, would result in a Working Capital Underage);
(c)    declare, set aside, make or pay any non-cash dividend or other non-cash distribution, payable in stock, property or otherwise, or make any other non-cash payment on or with respect to any of its membership interests or other equity or ownership interest, except for dividends by any direct or indirect wholly owned Subsidiary of the Company to the Company and except for distributions of cash made to the Holders on or before the date hereof;
(d)    reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its membership interests or other equity or ownership interest or make any other change with respect to its capital structure;
(e)    acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement;
(f)    except for the Merger, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, conversion, recapitalization or other reorganization off the Company or any of its Subsidiaries, or otherwise alter the Company’s or a Subsidiary’s form of organization or structure;
(g)    incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any Person, except in the ordinary course of business consistent with past practice, or incur, assume or guarantee any long-term indebtedness for borrowed money or make any optional repayment of any indebtedness for borrowed money;
(h)    make any loans or advances to any Person other than fee and loan advances to tax preparer and enrolled agent customers in the ordinary course of business consistent with past practice, not to exceed $25,000 individually or $100,000 in the aggregate;
(i)    amend, waive, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company’s or any of its Subsidiaries’ rights thereunder, or enter into any Contract other than in the ordinary course of business consistent with past practice, in each case, without the consent of Parent, which shall not be unreasonably withheld, delayed or conditioned;
(j)    authorize, or make any commitment with respect to, any single capital expenditure that is in excess of $200,000 or capital expenditures that are, in the aggregate, in excess of $500,000 for the Company and its Subsidiaries taken as a whole;
(k)    enter into any lease of real or personal property or any renewals thereof involving a term of more than one year or rental obligation exceeding $25,000 per year in any single case;
(l)    except as required pursuant to the terms of any Plan, this Agreement or as required by applicable Law, (1) increase the compensation payable or to become payable or the benefits provided (including any acceleration of vesting of compensation or benefits) to its directors, officers or employees other than acceleration of vesting of the Company Incentive Units outstanding on the date hereof, (2) grant any severance or termination payment to, or pay, loan or advance any amount to, any director, officer or employee of the Company or any of its Subsidiaries (other than advances in the ordinary course of business) or (3) establish, adopt, enter into or amend any Plan (other than amendments which do not increase the liabilities under such Plan);
(m)    enter into any Contract with any Related Party of the Company or any of its Subsidiaries;
(n)    make any change in any method of accounting or accounting practice or policy, except as required by GAAP;
(o)    make, revoke or modify any material Tax election, change any Tax accounting method, settle or compromise any Tax liability, file any Tax Return other than on a basis consistent with past practice, file any amended Tax Return (not including a claim for a Tax refund to the extent such claim for Tax refund does not adversely affect Parent or any of its Affiliates (including the Company and its Subsidiaries) for any taxable period (or portion thereof) ending after the Closing Date), consent to or otherwise extend the statute of limitations with respect to any Tax, or enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, Tax holiday or any closing or other agreement with any Tax Authority;
(p)    pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against on the Balance Sheet or subsequently incurred in the ordinary course of business consistent with past practice;
(q)    cancel, compromise, waive or release any right or claim other than in the ordinary course of business consistent with past practice;
(r)    permit the lapse of any existing policy of insurance relating to the business or assets of the Company and its Subsidiaries;

(s)    abandon or permit to lapse (other than by normal expiration at the end of term) any Intellectual Property material to the current conduct of the business of the Company or any of its Subsidiaries;
(t)    accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase cash on hand, except in the ordinary course of business consistent with past practice;
(u)    commence or settle any Action that would (i) require payment by the Company in excess of $100,000, (ii) result in the imposition of a consent order, injunction or decree that would restrict the future activity or conduct of the Company or any of its Subsidiaries or (iii) result in a finding or admission of a violation of Law; or
(v)    announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the foregoing.
Section 5.2    Access to Information. From the date hereof until the earlier of the Closing or the termination of this Agreement, the Company and its Subsidiaries shall afford Parent and its Representatives reasonable access (including for inspection and copying) to the books and records of the Company each of its Subsidiaries and to the Representatives, properties, offices, plants and other facilities of the Company and each of its Subsidiaries and shall furnish Parent with such financial, operating and other data and information as Parent may reasonably request. Notwithstanding anything to the contrary in this Agreement, the Company shall not be required to disclose any information to Parent or any other party if such disclosure would be reasonably likely to (a) jeopardize any attorney-client or other legal privilege or (b) contravene any applicable Laws or binding agreement entered into prior to the date hereof; provided, that the Company shall have used commercially reasonable efforts to provide such information in a form or manner that would not jeopardize such privilege or contravene such Laws or binding agreements (including by redacting or otherwise not disclosing any portion thereof, the disclosure of which would jeopardize such privilege or constitute such a contravention).
Section 5.3    Exclusivity. The Company agrees that between the date of this Agreement and the earlier of the Closing and the termination of this Agreement, the Company shall not, and shall take all action necessary to ensure that none of its Subsidiaries or any of their respective Affiliates and Representatives shall, directly or indirectly (a) solicit, initiate, consider, encourage or accept any proposal or offer that constitutes an Acquisition Proposal or (b) participate in any discussions, conversations, negotiations or respond to communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, knowingly facilitate or encourage the submission of, any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal. The Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Company shall notify Parent promptly, but in any event within 24 hours, orally and in writing if any such Acquisition Proposal, or any inquiry or other contact with any Person with respect thereto, is made. Any such notice to Parent shall indicate in reasonable detail the identity of the Person making such Acquisition Proposal, inquiry or other contact and the terms and conditions of such Acquisition Proposal, inquiry or other contact. The Company shall not, and shall cause its Subsidiaries not to, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company or any of its Subsidiaries is a party, without the prior written consent of Parent. For purposes of this Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, any of the following (other than the Merger and other than the transfer of Units totaling no more than 15% of the total Units outstanding by a Holder to an Affiliate of such Holder or (w) to Holder’s shareholders, partners or members in a pro rata distribution, (x) pursuant to a divorce or separation agreement or a final decree of a court in a divorce action or (y) in connection with a voluntary or involuntary bankruptcy prior to the Closing): (i) any direct or indirect acquisition or purchase of all or any portion of the membership interests or other equity or ownership interest of the Company or any of its Subsidiaries or all or a significant portion of the assets of the Company or any of its Subsidiaries when taken as a whole, (ii) any merger, consolidation or other business combination relating to the Company or any of its Subsidiaries or (iii) any recapitalization, reorganization or any other extraordinary business transaction involving the Company.
Section 5.4    Notification of Certain Matters. The Company shall give reasonably prompt written notice to Parent of (a) the occurrence or non-occurrence of any change, condition or event the occurrence or non-occurrence of which would render any representation or warranty of the Company contained in this Agreement, if made on or immediately following the date of such event, untrue or inaccurate in any material respect as of the Closing Date (provided, that the failure to so notify Parent shall not, in itself, give rise to a separate basis following the Closing for a Parent Indemnified Party to seek indemnification for such failure to give notice pursuant to Section 8.2(b)), (b) the occurrence of any change, condition or event that has had or is reasonably likely to have a Company Material Adverse Effect, (c) any material failure of the Company or any of its Subsidiaries or any other Affiliate of the Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder or any event or condition that, alone or in combination with any others, would otherwise reasonably be expected to result in the nonfulfillment of any of the conditions to Parent’s and Merger Sub’s obligations set forth in Section 7.3, (d) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the consummation of the Transactions or (e) any Action pending or, to the Company’s knowledge, threatened against the Company or its Subsidiaries or any Holder relating to the Transactions or otherwise; provided, however, that no such notice shall be deemed to cure any breach of any representation or warranty made in this Agreement or any Ancillary Agreement to which the Company is a party or have any effect for purposes of determining the satisfaction of the conditions set forth in Section 7.3, the compliance by the Company with any covenant set forth herein or the indemnification provided for in Section 8.2.
Section 5.5    Takeover Statutes. If any state takeover statute or similar Law shall become applicable to the transactions contemplated hereby, the Company and its Board of Directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby or thereby and otherwise act to eliminate the effects of such statute or regulation on the transactions contemplated hereby.
Section 5.6    Equity-Based Plans. Prior to the Effective Time, the Company shall take all actions necessary to ensure that after the Effective Time, neither the Company nor any of its

Subsidiaries is bound by any Company Warrant or other equity-based right that would entitle any Person, other than Parent or its Affiliates, to beneficially own, or receive any payments other than as contemplated by this Agreement in respect of, any membership interest of the Company, the Surviving Company or any of their Subsidiaries; provided, that such actions may be expressly conditioned upon the consummation of the transactions contemplated hereby.
Section 5.7    Confidentiality. Each of the parties shall hold, and shall cause its Representatives to hold, in confidence all documents and information furnished to it by or on behalf of any other party to this Agreement in connection with the transactions contemplated hereby pursuant to the terms of the confidentiality agreement dated April 25, 2014 between Parent and the Company (the “Confidentiality Agreement”), which shall continue in full force and effect until the Closing Date. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. In the event a party is required, as advised by such party’s outside legal counsel, to disclose such information by Law or by deposition, interrogatory, requests for information or documents by a governmental entity, subpoena or similar process, such party shall first promptly notify the other parties hereto in writing of the existence, terms and circumstances surrounding such request, shall cooperate (at the expense of the other parties’ hereto) with the other parties hereto in connection with their seeking any protective order or other appropriate remedy, and, if and to the extent, in the absence of a protective order or the receipt of a waiver by the other parties hereto of this provision, such party is legally required, as advised by its outside legal counsel, to disclose any such information or else suffer exposure to censure or civil or criminal fine or penalty, shall disclose only that portion of such information that such counsel advises is legally required to be disclosed and shall use reasonable efforts (at the expense of the other parties hereto) to obtain reliable assurances that confidential treatment will be accorded to any such information so required to be disclosed).
Section 5.8    Commercially Reasonable Efforts; Further Assurances.
(a)    Each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated hereby as promptly as practicable, including to (i) obtain from Governmental Authorities all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated hereby, (ii) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Original Filing required under the HSR Act or any other applicable Law, (iii) have vacated, lifted, reversed or overturned any order, decree, ruling, judgment, injunction or other action (whether temporary, preliminary or permanent) that is in effect and that enjoins, restrains, conditions, makes illegal or otherwise restricts or prohibits the consummation of the transactions contemplated hereby, and (iv) cause any Holder that, immediately after the Effective Time, will (itself or together with its Affiliates) beneficially own more than 5% of the issued and outstanding shares of Parent Common Stock, to file standard passivity and anti-association commitments with the Federal Reserve Board. In furtherance and not in limitation of the foregoing, the Company shall permit Parent reasonably to participate in the defense and settlement of any claim, suit or cause of action relating to this Agreement, the Merger or the other transactions contemplated hereby, and the Company shall not settle or compromise any such claim, suit or cause of action without Parent’s written consent.
(b)    The Company shall, and shall cause its Subsidiaries to, give promptly such notice to third parties and use commercially reasonable efforts to obtain such third party consents and estoppel certificates as set forth on Schedule 5.8(b). Parent shall cooperate with and assist the Company in giving such notices and obtaining such consents and estoppel certificates; provided, however, that Parent shall have no obligation to give any guarantee or other consideration of any nature in connection with any such notice, consent or estoppel certificate or consent to any change in the terms of any agreement or arrangement that Parent in its sole discretion may deem adverse to the interests of Parent or the Company or any of its Subsidiaries; provided, further, that the Company shall not be required to pay any consideration to any such third party in connection with any such notice, consent or estoppel certificate.
(c)    Notwithstanding anything herein to the contrary, Parent shall not be required by this Section 5.8 to take or agree to undertake any action, including entering into any consent decree, hold separate order or other arrangement, that would (i) require the divestiture of any assets of Parent, the Company or any of their respective Affiliates, (ii) limit Parent’s freedom of action with respect to, or its ability to consolidate and control, the Company and its Subsidiaries or any of their assets or businesses or any of Parent’s or its Affiliates’ other assets or businesses or (iii) otherwise impose an Undue Burden.
Section 5.9    Financing Arrangements.
(a)    Parent shall (i) use its reasonable best efforts to obtain and consummate the Bank Financing described in the Bank Financing Commitments on the terms and conditions described in the Bank Financing Commitments (including the exercise of so-called “flex” provisions in the related fee letter) as promptly as practicable (taking into account the timing of the Marketing Period and the Closing). Parent shall keep the Company informed on a reasonably current basis in reasonable detail of any material developments concerning the status of the Bank Financing. Parent shall provide the Company, upon reasonable request, with copies of any Bank Financing agreements and such other information and documentation regarding the Bank Financing as shall be reasonably necessary to allow the Company to monitor the progress of such financing activities.
(b)    Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any Person, or permit any of its Affiliates to bring or support any Person, in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Person that has committed or subsequently commits to provide or otherwise enters into agreements in connection with providing the Bank Financing to Parent or any of its Affiliates (the “Bank Financing Sources,” which defined term for the purposes of this provision shall include Bank of America, N.A., Merrill Lynch, Pierce, Fenner and Smith Incorporated, Wells Fargo Bank, National Association and Wells Fargo Securities, LLC and their respective former, current and future Affiliates, equityholders, members, partners, controlling persons, officers, directors, employees, agents, advisors and representatives involved in the Bank Financing) in any way relating to this

Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Bank Financing Commitments or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Bank Financing Commitments, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Bank Financing Sources in any way relating to the Bank Financing Commitments or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether at law or in equity, in contract, in tort or otherwise) directly or indirectly arising out of or relating in any way to the Bank Financing Commitments or the performance thereof or the financings contemplated thereby. Notwithstanding anything to the contrary contained in this Agreement, (A) the Company and the Holder Representative (on behalf of itself and the Holders) and their respective Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall not have any rights or claims against any Bank Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Bank Financing Commitments or the performance thereof or the financings contemplated thereby, whether at law or in equity, in contract, in tort or otherwise and (B) no Bank Financing Source shall have any liability (whether in contract, in tort or otherwise) to the Company, the Holder Representative, any equityholders of the Company and their respective Subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Bank Financing Commitments or the performance thereof or the financings contemplated thereby, whether at law or in equity, in contract, in tort or otherwise. Notwithstanding anything to the contrary contained in this Agreement, the Bank Financing Sources are intended third-party beneficiaries of, and shall be entitled to the protections of this provision to the same extent as if the Bank Financing Sources were parties to this Agreement. This Section 5.9(b) may not be amended, modified or supplemented, or any of its provisions waived, without the written consent of the Bank Financing Sources, which consent may be granted or withheld in the sole discretion of the Bank Financing Sources.
(c)    For clarification, the Financing is not a condition to Closing.
(d)    By September 24, 2014, Parent will execute and deliver to the Company documentation providing for an interim line of credit for the Company or its Subsidiary to borrow from Parent or another financing source $15,000,000 on the terms of the draft documentation dated as of August 21, 2014 for the proposed Amegy facility furnished to Parent, with only such changes as are required to effectuate the substitution of Parent as the lender thereunder, and such other changes as may be mutually agreed by the parties (the “Interim Line of Credit”). If Parent does not execute and deliver, or cause another financing source to execute and deliver, to the Company the documentation governing the Interim Line of Credit by September 24, 2014, the Company may secure financing from Amegy or another financing source on terms (including the collateral package) substantially similar to those contemplated by the above-referenced draft documentation so long as such financing can be repaid in full at the Closing by the ongoing line of credit described below. Parent acknowledges that the Interim Line of Credit and funding thereunder is critical to the Company’s and its Subsidiary’s ability to operate in the ordinary course and that the Company would have entered into arrangements with Amegy to provide such financing in the absence of Parent’s covenant to provide same under this Section 5.9(d). Parent’s breach of its obligation to provide the Interim Line of Credit and funding on the terms thereof would cause the condition in Section 7.2(a)(ii) not to be satisfied. At the Closing, Parent will execute and deliver to the Surviving Company documentation that refinances the Interim Line of Credit and allows for borrowings from Parent or another financing source equal to $75,000,000 on the terms of the draft documentation dated as of August 21, 2014 furnished to Parent, provided, however that the Surviving Company shall not be permitted to borrow in excess of $15,000,000 thereunder prior to January 2, 2015. If the Closing occurs, Parent will be required to provide the financing described herein through the end of the 2017 Earnout Period.
Section 5.10    Financing Cooperation.
(a)    Prior to the earlier of (i) the Closing and (ii) the termination of this Agreement, the Company shall, and shall cause its Subsidiaries to, and the Company and its Subsidiaries shall use their reasonable best efforts to cause their respective Representatives to, provide to Parent such cooperation reasonably requested by Parent in connection with the Financing, including:
(i)    participating in a customary and reasonable number of meetings (including customary one-on-one meetings or conference calls with the parties acting as lead arrangers, underwriters, initial purchasers or agents for, and prospective lenders and purchasers of, the Financing and senior management and representatives, with appropriate seniority and expertise, of the Company), presentations, due diligence sessions, drafting sessions, road shows and sessions with prospective lenders, investors and rating agencies;
(ii)    providing customary and reasonable assistance with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, lender and investor presentations, registration statements, prospectuses (registered or otherwise) and similar documents and materials for the Financing, including execution and delivery of customary representation letters in connection with prior audits of the Company, auditors comfort letter, and bank information memoranda;
(iii)    furnishing Parent and its Financing Sources with customary financial and other information regarding the Company as may be reasonably requested by Parent (including in connection with Parent’s preparation of pro forma financial statements), including, without limitation, unaudited interim financial statements, financial data, projections, audit reports and other information of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering, and of type and form customarily included in private placements under Rule 144A under the Securities Act, to consummate the offerings contemplated by the Financing, or as otherwise reasonably required in connection with the Financing, or as otherwise necessary in order to assist in receiving customary “comfort” (including “negative assurance” comfort) from independent accountants in connection with the offerings contemplated by the Financing, and reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and investors and containing customary information (all such information in this clause (iii), the “Required Information”);
(iv)    providing customary information relating to the Company that is reasonably available to it to assist Parent in the preparation of, and executing and delivering, any credit agreement, indentures, underwriting agreements, purchase agreements, currency or interest hedging arrangements, other definitive financing documents, officer’s certificates, customary closing documents, or other certificates or documents with respect to the Financing contemplated by the Financing as may be reasonably requested by Parent (including customary consents of accountants for use of their reports in any materials relating to the Financing); provided that, in no event shall any such credit agreement, indenture, underwriting agreement, purchase agreement, currency or interest hedging arrangement, other definitive financing document, officer’s certificate, customary closing document, or other certificate or document with respect to the Financing contemplated by the Financing (to the extent binding on the Company) have any force or effect prior to the Closing;
(v)    furnishing Parent and its Financing Sources as promptly as practicable with (i) audited consolidated financial statements of the Company and its subsidiaries for the fiscal year ended June 30, 2014 and (ii) unaudited consolidated financial statements of the Company and its subsidiaries for each fiscal quarter ending after June 30, 2014 at least 50 days before the Closing Date; and
(vi)    taking all corporate actions, contingent upon the occurrence of the Closing, reasonably requested by Parent that are necessary or customary to permit the consummation of the Financing, it being agreed that the Company’s directors, managers or similar governing individuals or bodies shall not be required to adopt resolutions approving any portion of the Financing.
Notwithstanding anything contained in this Section 5.10 or in any provision of this Agreement, in no event shall the Company be required to deliver any audited financial statements beyond those included in the Financial Statements.
(b)    The Company will use its reasonable best efforts to update Required Information provided to Parent pursuant to clauses (iii) and (iv) of Section 5.10(a) as may be necessary such that the Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
(c)    Notwithstanding anything contained in this Section 5.10 or in any provision of this Agreement, in no event shall Parent or Merger Sub be required (i) to amend or waive any of the terms or conditions hereof or (ii) except as agreed by Parent in its sole discretion as specified in Section 1.2, to consummate the Closing any earlier than two Business Days after the final day of the Marketing Period.
(d)    None of the Company, its Subsidiaries and their respective partners, members, directors, managers, officers, employees, accountants, legal counsel and other Representatives shall be required to take any action that would require such Person to waive or amend any terms of this Agreement, require such Person to pay any commitment or other similar fee for which it has not received prior reimbursement by or on behalf of Parent or agree to provide any indemnity in connection with the Financing or its performance of its respective obligations under this Section 5.10 and any information utilized in connection therewith (except to the extent arising out of or relating to information provided to Parent by or on behalf of the Company pursuant to this Section 5.10), or would cause the Company or any of its Affiliates to breach this Agreement or become unable to satisfy a condition to the Closing; provided, that, notwithstanding the foregoing, such accountants and legal counsel may be subject to potential liability in connection with comfort letters, audit opinions and legal opinions provided in connection therewith. Parent shall indemnify, defend and hold harmless each of the Company, its Subsidiaries and their respective partners, members, directors, managers, officers, employees, accountants, legal counsel and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing and the performance of their respective obligations under this Section 5.10 and any information utilized in connection therewith, in each case other than (i) to the extent arising out of or relating to information provided to Parent by or on behalf of the Company pursuant to this Section 5.10, (ii) such as arises from comfort letters, audit opinions and legal opinions provided by accountants or legal counsel in connection therewith and (iii) out-of-pocket costs and expenses of accountants, consultants, legal counsel, agents and other Representatives incurred by the Company and its Affiliates in connection with the cooperation required by this Section 5.10 (such costs and expenses referred to in this clause (ii), the “Section 5.10 Expenses”). If the Closing does not occur, Parent shall, promptly upon request of the Company at any time after the termination of this Agreement for any reason (which request shall be accompanied by documentation reasonably satisfactory to Parent that such expenses were incurred solely in connection with the cooperation required by this Section 5.10), reimburse the Company and its Subsidiaries for all reasonable Section 5.10 Expenses incurred through the date of such termination. For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.10 represent the sole obligation of the Company, its Subsidiaries and their respective partners, members, directors, managers, officers, employees, accountants, legal counsel and other Representatives with respect to cooperation in connection with the arrangement of the Financing.
Section 5.11    Public Announcements. Each of the parties shall consult with one another before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statement with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except that no such approval shall be necessary to the extent disclosure is required by applicable Law or any listing agreement of Parent.
Section 5.12    Registration and Listing of Shares of Parent Common Stock.

(a)    At the Closing, Parent shall enter into the Registration Rights Agreement pursuant to which, subject in each case to the terms and provisions thereof, Parent shall take such steps as set forth therein to (i) prepare and file with the SEC a resale shelf registration statement on Form S-3 (the “Registration Statement”) for the benefit of the Holders covering all of the shares of Parent Common Stock delivered to them pursuant to this Agreement (the “Registrable Securities”), (ii) cause the Registration Statement to be declared effective under the Securities Act on or before the date (the “Registration Deadline Date”) no later than the 75th day following the Closing Date, (iii) obtain the approval of the NYSE with respect to the listing of the shares of the Registrable Securities on or before the Registration Deadline Date, (iv) keep such Registration Statement effective for a period ending on the earlier of (x) the date following the second anniversary of the Closing Date on which there shall remain fewer than 1,840,001 Registrable Securities and (y) the 30 month anniversary of the Closing Date, and (v) prepare and file with the SEC such amendments and supplements to such Registration Statement as may be necessary to comply with the Securities Act in order to enable the disposition of all Registrable Securities covered by such Registration Statement. In case of any inconsistency between this Section 5.12 and the Registration Rights Agreement, the Registration Rights Agreement shall control.
(b)    Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.
Section 5.13    Rule 144 Information. With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell Registrable Securities to the public without registration or pursuant to the Registration Statement, Parent shall, until the second anniversary of the Closing Date:
(a)    make and keep available adequate current public information, as those terms are understood and defined in Rule 144;
(b)    use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (if Parent is subject to such reporting requirements); and
(c)    furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (A) to the extent accurate, a written statement by Parent that it has complied with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act (if Parent is subject to such reporting requirements); and (B) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (if Parent is subject to the reporting requirements under the Exchange Act).
Section 5.14    Tax Certificate. At Closing, the Company shall provide a statement to Parent described in Treasury Regulation 1.1445-11T(d)(2)(i), dated as of the Closing Date and signed on behalf of all Holders by the Holder Representative, in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, informing Parent that withholding is not required under Section 1445 of the Code.

Section 5.15    Access to Information after the Closing; Preservation of Records. From and after the Closing, Parent and the Surviving Company shall afford the Holder Representative, the Holders and their respective advisors reasonable access, during normal business hours in accordance with all applicable Laws, to the books and records of the Company and the Surviving Company (and shall permit such Persons to examine and copy such books and records to the extent reasonably requested by such party) and shall cause their advisors to furnish all information reasonably requested by the Holder Representative, the Holders or their respective advisors in connection with financial reporting and Tax matters (including financial and Tax audits and Tax contests) or third party litigation, in each case as it pertains to the Company and its Subsidiaries as of the date hereof; provided, however, that nothing in this Section 5.15 shall require Parent or the Surviving Company to furnish to the Holder Representative, the Holders or their respective advisors any materials prepared by the Surviving Company’s financial or legal advisors which is subject to an attorney/client privilege or an attorney work product privilege or which may not be disclosed pursuant to Law, and Parent and the Surviving Company shall not be required to provide Tax information with respect to periods other than Pre-Closing Tax Periods or Tax information pertaining to any entity other than the Company and its Subsidiaries as of the Closing. For a period of seven years following the Closing, Parent shall, and shall cause the Surviving Company and its Subsidiaries to, maintain all such books and records and shall not destroy or dispose of any such books and records. Thereafter, Parent shall, and shall cause the Surviving Company and its Subsidiaries, to maintain all such books and records in accordance with its records retention policy.
Section 5.16    Indemnification of Officers and Directors of the Company.
(a)    In addition to the obligations set forth in Sections 5.16(b) through 5.16(d), from and after the Effective Time for a period of six years (unless notice of an actual or threatened claim is given to the Surviving Company prior to such date, in which case, such period shall be extended until such claim is fully resolved), the Surviving Company shall fulfill and honor in all respects the obligations of the Company and any of its Subsidiaries pursuant to any indemnification or advancement provisions pursuant to, or under, (i) the organizational documents of the Company or its Subsidiaries, (ii) any Material Contract set forth in Section 3.17(a) of the Disclosure Schedules or (iii) any benefit arrangement, in each case, as in effect on the date of this Agreement (the Persons entitled to be indemnified pursuant to such provisions, and all other current and former directors and officers of the Company or its Subsidiaries, together with each such Person’s estate, heirs, successors, assigns and personal representatives, being referred to collectively as the “Covered Persons”); provided, that in no event shall Parent or the Surviving Company be obligated to indemnify any person for any amounts payable by such Person pursuant to Article VIII hereof or as a result of any of the matters described in Section 8.2. The organizational documents of the Surviving Company shall contain the provisions with respect to indemnification, advancement or exculpation from liability set forth in the Company LLC Agreement on the date of this Agreement which provisions (together with the comparable provisions in the organizational documents of the Company’s Subsidiaries) shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of any Indemnified Party except as may be required by applicable Law.

(b)    Prior to the Closing, the Company shall be permitted to purchase a six year “tail” directors and officers liability insurance policy with respect to matters occurring prior to the Closing (the “D&O Tail”); provided, that the Company shall pay the full purchase price for such D&O Tail prior to the Closing. Parent shall not, and shall cause the Surviving Company not to, take, or omit to take, any action the result of which would be reasonably likely to result in the D&O Tail being terminated, void or otherwise inapplicable.
(c)    If the Surviving Company, or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of the Surviving Company, as the case may be, honor the obligations set forth in this Section 5.16.
(d)    This Section 5.16 shall survive the Closing and the Effective Time for a period of six years (unless notice of an actual or threatened claim is given to the Surviving Company prior to such date, in which case, such period shall be extended until such claim is fully resolved), is intended to benefit and may be enforced by the Covered Persons and shall be binding on all successors and assigns of Parent and the Surviving Company.
Section 5.17    Termination of Certain Agreements. Prior to or at the Closing, the Company shall terminate or cause to be terminated, pursuant to termination agreements in form and substance reasonably acceptable to Parent, each Contract between the Company or any of its Subsidiaries, on the one hand, and any Related Party of the Company or any of its Subsidiaries, on the other hand, other than the Contracts set forth on Schedule 5.17 (such Contracts to be so terminated, the “Terminated Related Party Contracts”).
Section 5.18    No Vote of Parent Stockholders. Parent shall not repurchase Parent Common Stock or take any other action that would result in the vote of the stockholders of Parent or any of its Affiliates or the holders of any other securities of Parent or any of its Affiliates (equity or otherwise) to be required by any applicable Law, the certificate of incorporation or bylaws of Parent or any of its Affiliates or the applicable rules of any stock exchange on which securities of Parent or any of its Affiliates are traded in order for Parent or any of its Affiliates to approve the Merger or to consummate the transactions contemplated hereby.
Section 5.19    Distribution of RAL Assets. Prior to the Effective Time, the Company shall cause all RALs held by the Company and its Subsidiaries to be contributed to a trust or other form of legal entity and shall cause all of the shares or interests in such trust or other entity to be distributed to the Holders, with the result that the Company and its Subsidiaries shall not own any RALs or related receivables as of the Effective Time.

ARTICLE VI
TAX MATTERS
Section 6.1    Tax Treatment.
(a)    The parties hereto agree that (i) the purchase and sale of the Units is intended to be treated for U.S. federal income tax purposes as if (A) the Holders sold the Units to Parent and (B) Parent acquired each of the assets of the Company and its Subsidiaries, each in accordance with Situation 2 of IRS Revenue Ruling 99-6, 1999-6 I.R.B. 6; and (ii) absent a change in applicable Law or the conclusion of an audit to the contrary, any shares of Parent Common Stock or cash held in the Escrow Fund shall not be treated as issued or paid to the Holders until the Holders’ rights to such Parent Common Stock become fixed.
(b)    The Merger Consideration (and any liabilities of the Company and its Subsidiaries treated as purchase price for federal income Tax purposes) will be determined and allocated among the assets of the Company in accordance with Section 1060 of the Code and the regulations promulgated thereunder (the “Allocation”). Parent shall submit a draft of the Allocation to the Holder Representative within a reasonable period following the Closing Date for the Holder Representative’s review and approval.  Parent and the Holder Representative shall negotiate in good faith regarding any such draft, any comments or proposed revisions to any such draft and any disagreements with respect thereto for a period of time not to exceed 30 days following delivery of any such draft.  If the Holder Representative and Parent agree on the final Allocation within such period, the parties agree that all Tax Returns (including IRS Form 8594) will be prepared in a manner consistent with (and the parties will not otherwise take a position for income Tax purposes that is inconsistent with) the Allocation (taking into account any amounts treated as adjustments to the purchase price for Tax purposes) as finally agreed unless required by an applicable Tax Authority. If the parties fail to agree on the Allocation within such time frame, each party shall be free to make its own determination of the amount and allocation of the Merger Consideration among the Company’s and Subsidiaries’ assets, and no such determination shall be binding on the other party.
Section 6.2    Certain Tax Returns.
(a)    The Holder Representative shall prepare or cause to be prepared the IRS Form 1065 (and comparable state income Tax Returns) of the Company with respect to Pre-Closing Tax Periods (“Flow-Through Returns”). All such Flow-Through Returns shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law and shall not reflect the deemed sale of assets to Parent described in Section 6.1. No later than 90 days prior to the due date (determined with regard to all available automatic extensions) for filing such Flow-Through Returns, the Holder Representative shall deliver such Flow-Through Returns, along with supporting workpapers, to Parent for its review, and the Holder Representative shall consider in good faith any reasonable comments from Parent made within 60 days prior to the due date for filing such Flow-Through Returns (determined with regard to all available automatic extensions). The Holder Representative shall cause such Flow-Through Return to be filed.

(b)    Each Tax Return of the Company or its Subsidiaries other than those described in Section 6.2(a) shall be prepared and filed by the party required to file such Tax Return under applicable Law (without affecting the liability for any underlying Tax as set forth in this Agreement).
(c)    For the avoidance of doubt, any deductible item resulting from or attributable to (i) transaction bonuses, change-in-control payments, severance payments, retention payments, or similar payments made to employees or other service providers of the Company; (ii) the fees, expenses, and interest (including unamortized original issue discount and any other amounts treated as interest for federal income Tax purposes and any prepayment penalty or breakage fees or accelerated deferred financing fees) incurred by the Company with respect to the payment of any Indebtedness; (iii) the amount of investment banking, legal, and accounting fees and expenses paid or payable by the Company; and (iv) the amount of any deductions for federal income Tax purposes as a result of the exercise or payment for cancellation of employee or other compensatory warrants or similar interests, in each case arising in connection with the transactions contemplated by this Agreement and as determined jointly by Parent and the Holder Representative in good faith (with respect to the amount of such items and not with respect to the deductibility which shall be determined solely by Holder Representative), shall be taken into account as a deduction in the Flow-Through Returns of the Holders (and treated as a liability assumed by Parent, and therefore as additional purchase price, to the extent paid by Parent or its Affiliates and not otherwise treated for applicable income tax purposes as part of the purchase price) to the extent permitted under applicable Law, as determined jointly by Parent and the Holder Representative in good faith. Notwithstanding the foregoing, Parent and the Surviving Company shall in no event be liable to any Person (including any Holder) if any such treatment is challenged or disallowed for any reason.
Section 6.3    Transfer Taxes. Transfer Taxes payable by reason of the Merger, if any, will be borne 50% by Parent and 50% by the Holders. Parent and the Holder Representative agree to cooperate in the execution and delivery of all instruments and certificates necessary to minimize the amount of any Transfer Taxes and to enable Parent and the Holders to comply with any filing requirements related to Transfer Taxes.
Section 6.4    Tax Refunds. Any Taxes of the Company and its Subsidiaries relating to any Pre-Closing Tax Period that are refunded to the Surviving Company or its Subsidiaries within three years following the Closing Date, other than refunds (a) of Taxes that are income Taxes (including franchise Taxes based on income), (b) attributable to an event occurring after the Closing Date, (c) of Taxes that are paid by Parent, the Surviving Company or its Subsidiaries after the Closing that are not indemnified under Article VIII, (d) taken into account as an asset in arriving at Closing Net Working Capital or (e) reflected on the Financial Statements or the Balance Sheet, in each case net of any Taxes and other costs incurred or to be incurred in respect of the receipt or accrual of such refunds, shall promptly be paid over to the Holder Representative for subsequent distribution to the Holders.

ARTICLE VII
CONDITIONS TO CLOSING
Section 7.1    General Conditions. The respective obligations of each party to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may, to the extent permitted by applicable Law, be waived in writing by any party in its sole discretion (provided, that such waiver shall only be effective as to the obligations of such party):
(a)    No Injunction or Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is then in effect and that  enjoins, restrains, conditions, makes illegal or otherwise prohibits the consummation of the Transactions.
(b)    HSR Act. Any waiting period (and any extension thereof) under the HSR Act applicable to the Transactions shall have expired or shall have been terminated.
Section 7.2    Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by the Company in its sole discretion:
(a)    Representations, Warranties and Covenants. (i) (A) The Parent Fundamental Representations shall be true and correct in all material respects (without giving effect to any limitation or qualification as to materiality, Parent Material Adverse Effect or similar phrases contained in such representations and warranties) as of the date hereof and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct, to the extent set forth above, as of such specified date and (B) the other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation or qualification as to materiality, Parent Material Adverse Effect or similar phrases contained in such representations and warranties) as of the date hereof and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct, to the extent set forth above, as of such specified date, except, with respect to clause (B) only, where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (ii) Parent and Merger Sub shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing in all material respects; and (iii) the Company shall have received from each of Parent and Merger Sub a certificate to the effect set forth in the foregoing clauses (i) and (ii), signed by a duly authorized officer of each of Parent and Merger Sub.
(b)    Ancillary Agreements. The Company shall have received an executed counterpart of each of the Ancillary Agreements, signed by Parent.

(c)    NYSE Listing. Parent shall have provided evidence reasonably satisfactory to the Company that the shares of Parent Common Stock to be issued in the Merger have been approved for listing on the NYSE, subject to official notice of issuance.
(d)    No Parent Material Adverse Effect. Since the date hereof, there shall not have occurred any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Parent Material Adverse Effect.
Section 7.3    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the transactions contemplated hereby shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any of which may be waived in writing by Parent in its sole discretion:
(a)    Representations, Warranties and Covenants. (i) (A) The Company Fundamental Representations shall be true and correct in all material respects (without giving effect to any limitation or qualification as to materiality, Company Material Adverse Effect or similar phrases contained in such representations and warranties) as of the date hereof and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct, to the extent set forth above, as of such specified date and (B)  the other representations and warranties of the Company contained in this Agreement shall be true and correct in all respects (without giving effect to any limitation or qualification as to materiality, Company Material Adverse Effect or similar phrases contained in such representations and warranties) as of the date hereof and as of the Closing Date, or in the case of representations and warranties that are made as of a specified date, such representations and warranties shall be true and correct, to the extent set forth above, as of such specified date, except, with respect to clause (B) only, where the failure of such representations and warranties to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) the Company shall have performed all obligations and agreements and complied with all covenants and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing in all material respects; and (iii) Parent shall have received from the Company a certificate to the effect set forth in the foregoing clauses (i) and (ii), signed by a duly authorized officer thereof.
(b)    Consents and Approvals. All consents set forth on Schedule 7.3(b) shall have been received in substantially the forms agreed to by Parent and the Company prior to the date hereof.
(c)    No Undue Burden. No claim, action, suit, inquiry, request, determination, requirement, pronouncement (whether formal or informal), proceeding, audit or investigation or any other arbitration, mediation or similar proceeding shall have been commenced by or before any bank regulatory authority that, in the reasonable, good faith determination of Parent, is likely to impose an Undue Burden.
(d)    Ancillary Agreements. Parent shall have received an executed counterpart of each of the Ancillary Agreements, signed by each party other than Parent or Merger Sub.

(e)    Termination of Certain Agreements. The Company shall have delivered to Parent evidence reasonably satisfactory to Parent of the termination of each Terminated Related Party Contract.
(f)    No Company Material Adverse Effect. Since the date hereof, there shall not have occurred any change, event or development or prospective change, event or development that, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect.
(g)    Debt Payoff Letters. The Company shall have delivered to Parent a payoff letter duly executed by any holder of Funded Indebtedness, each in form and substance reasonably acceptable to Parent, in which such Person shall agree that upon payment of the amount specified in such payoff letter: (i) all outstanding obligations of the Company and its Subsidiaries arising under or related to the applicable Funded Indebtedness shall be repaid, discharged and extinguished in full; (ii) all Encumbrances in connection therewith shall be released; (iii) the payee shall take all actions reasonably requested by Parent to evidence and record such discharge and release as promptly as practicable; and (iv) the payee shall return to the Company and its Subsidiaries all instruments evidencing any applicable Funded Indebtedness (including all notes) and all collateral securing any Funded Indebtedness (or, if the applicable payee is unable to locate any such instrument or collateral, a customary indemnity agreement with respect to such lost instrument or collateral) (each such payoff letter, a “Debt Payoff Letter”).
ARTICLE VIII
INDEMNIFICATION
Section 8.1    Survival.
(a)    The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement and any certificate delivered pursuant hereto shall survive the Closing until the 18 month anniversary of the Closing Date and shall thereupon terminate and be of no further force and effect; provided, however, that:
(i)    the representations and warranties set forth in Section 3.1 (Organization and Qualification), Section 3.2 (Authority), Section 3.4 (Capitalization), Section 3.5 (Equity Interests), and Section 3.26 (Brokers) shall survive indefinitely;
(ii)    the representations and warranties set forth in Section 3.15 (Taxes) (such representations and warranties, together with the representations and warranties referred to in clause (i) above, collectively, the “Company Fundamental Representations”) shall survive the Closing for 60 days following the expiration of the applicable statute of limitations and shall thereupon terminate and be of no further force and effect; and
(iii)    the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.5 (Brokers) and Section 4.13 (Issued Shares) (collectively, the “Parent Fundamental Representations” and, together with the Company Fundamental Representations, the “Fundamental Representations”) shall survive indefinitely.

(b)    All covenants requiring performance prior to the Closing Date contained in this Agreement shall survive the Closing for a period of 12 months from the Closing; provided, that the covenants in this Agreement relating to Taxes shall survive the Closing until the expiration of the applicable statute of limitations following the date all performance thereunder was due to be performed. The covenants in this Agreement requiring performance after the Closing (including the indemnification obligations in this Article VIII) shall survive the Closing without any time limitation, unless a time limitation is otherwise expressly provided therein.
(c)    Except as provided in Section 8.7(e), the indemnification obligations of the Holders pursuant to Section 8.2(g) shall terminate on the date that is the three year anniversary of the Closing Date regardless of whether a claim is then outstanding.
(d)    None of the Holders, Parent or Merger Sub shall have any liability with respect to any representations, warranties, covenants or agreements unless notice of an actual or threatened claim, or of discovery of any facts or circumstances that Parent or the Holder Representative, as the case may be, reasonably believes may result in a claim hereunder is given to the other party prior to the expiration of the survival period, if any, for such representation, warranty, covenant or agreement, in which case such representation, warranty, covenant or agreement shall survive as to such claim until such claim has been finally resolved, without the requirement of commencing any Action in order to extend such survival period or preserve such claim.
Section 8.2    Indemnification by the Holders. From and after the Closing, subject to the limitations set forth in this Agreement including Section 8.1 and Section 8.5, the Holders, severally in accordance with their respective Pro Rata Percentages but not jointly, shall save, defend, indemnify and hold harmless Parent, Merger Sub, the Surviving Company and their Affiliates, and the respective Representatives, successors and assigns of each of the foregoing (collectively, the “Parent Indemnified Parties”) from and against, and shall compensate and reimburse each of foregoing for, the following, including any and all losses, damages, liabilities, deficiencies, claims, interest, awards, judgments, Taxes, penalties, costs and expenses (including attorneys’ fees, costs and other out-of-pocket expenses incurred in investigating, preparing or defending the foregoing) (hereinafter collectively, “Losses”), asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to the following:
(a)    any breach of any representation or warranty made by the Company contained in this Agreement or in the certificate delivered by the Company pursuant to Section 7.3(a) (without giving effect to materiality or Company Material Adverse Effect qualifiers set forth in the Company Materiality Representations or subsequent notifications thereto pursuant to Section 5.4);
(b)    any breach of any covenant or agreement by the Company or its Subsidiaries, to be performed by the Company or its Subsidiaries prior to the Closing, or by the Holders prior to or following the Closing, as applicable, contained in this Agreement (including as a result of the action or failure to act of the Company or any of its Subsidiaries or the Holders, as applicable);

(c)    any Transaction Expenses charged to Parent, Merger Sub, the Surviving Company, the Company or any of their Affiliates that remain unpaid after the Closing and are not reflected in the Final Net Working Capital;
(d)    any Pre-Closing Taxes;
(e)    any inaccuracy or omission with respect to the Holder Information contained in the Consideration Spreadsheet or any claim, demand or allegation by any Holder or purported owner of Units or other equity securities of the Company or any right to acquire Units or other equity securities of the Company that such Person is entitled to receive any consideration in connection with the Merger that is different from or in addition to the consideration payable to such Person, if any, as provided for under this Agreement;
(f)    any Losses suffered by the Company, the Surviving Company, any of its Subsidiaries or Parent or any of its Affiliates arising from actions by, or the operations of, Advent, Novation or any of their Affiliates prior to the consummation of the transactions contemplated by the Advent Agreement; and
(g)    any of the matters set forth on Schedule 8.2(g) subject to the terms hereof and thereof.
Section 8.3    Indemnification by Parent. From and after the Closing, Parent shall save, defend, indemnify and hold harmless the Holders and their Affiliates and the respective Representatives, successors and assigns of each of the foregoing (collectively, the “Holder Indemnified Parties”) from and against, and shall compensate and reimburse each of the foregoing for, any and all Losses asserted against, incurred, sustained or suffered by any of the foregoing as a result of, arising out of or relating to:
(a)    any breach of any representation or warranty made by Parent or Merger Sub contained in this Agreement or in the certificate delivered by Parent and Merger Sub pursuant to Section 7.2(a) (without giving effect to any materiality or Parent Material Adverse Effect qualifiers therein); and
(b)    any breach of any covenant or agreement by Parent or Merger Sub contained in this Agreement.
Section 8.4    Procedures.
(a)    A party seeking indemnification (the “Indemnified Party”) in respect of, arising out of or involving a Loss, claim, demand or Action made or commenced by any person against the Indemnified Party (a “Third Party Claim”) shall deliver written notice (a “Claim Notice”) in respect thereof to the Holder Representative, on behalf of the Holders, or to Parent, as applicable (the “Indemnifying Party”), with reasonable promptness after receipt by such Indemnified Party of written notice of the Third Party Claim, and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request. The failure to deliver a Claim Notice, or any delay in providing such written notice, however, shall not release the Indemnifying Party from any of its obligations under this Article

VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure or such Claim Notice is not delivered on or prior to the expiration of the applicable survival period.
(b)    If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party against any and all Losses that may result from a Third Party Claim that is exclusively for civil monetary damages at law pursuant to the terms of this Agreement (and, at Parent’s request, demonstrates the wherewithal of the Indemnifying Party to satisfy any such reasonably expected potential Losses, which may be by recourse to the Escrow Fund), the Indemnifying Party shall have the right, upon written notice to the Indemnified Party within 15 days of receipt of a Claim Notice from the Indemnified Party in respect of such Third Party Claim, to assume the defense thereof at the expense of the Indemnifying Party (which expenses shall not be applied against any indemnity limitation herein) with counsel selected by the Indemnifying Party and satisfactory to the Indemnified Party. Notwithstanding the foregoing, the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim for equitable or injunctive relief, any claim that would impose criminal liability or damages, or any Third Party Claim that relates to Taxes other than solely Pre-Closing Taxes, and the Indemnified Party shall have the right to defend, at the expense of the Indemnifying Party (to the extent Losses resulting from such Third Party Claim are indemnifiable under Section 8.2), any such Third Party Claim. The Indemnifying Party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has failed to assume the defense thereof. If the Indemnifying Party does not expressly elect to assume the defense of such Third Party Claim within the time period and otherwise in accordance with the first sentence of this Section 8.4(b), the Indemnified Party shall have the right to assume the defense of such Third Party Claim. The Indemnified Party shall reasonably consult with the Indemnifying Party prior to the settlement of any such Third Party Claim and discuss with the Indemnifying Party in good faith any input regarding the claim and potential settlement the Indemnifying Party may have prior to any settlement (in each case, to the extent the terms thereof are not subject to a confidentiality agreement with the claimant). After such consultation (or in the event that the Indemnified Party is prohibited from consulting or the Indemnifying Party elects not to consult with the Indemnified Party), subject to Schedule 8.2(g), the Indemnified Party shall have the right to settle any such claim, even if the terms thereof are inconsistent with those proposed or advocated by the Indemnifying Party; provided, however, that, except with the prior written consent of the Indemnifying Party, no settlement of any such claim or consent to entry of any judgment with respect to such Third-Party Claim shall alone be determinative of the validity or amount of the Third-Party Claim as an indemnifiable claim. If the Indemnifying Party consents to the general economic terms of such settlement, the settlement of any such Third Party Claim shall be determinative of the amount of any claim for Losses and neither the Holder Representative nor any Holder shall have any power or authority to object under any provision of this Article VIII to the settlement or the amount of any claim for Losses by Parent against the Escrow Fund or otherwise with respect to such settlement to the extent the amount of Losses claimed are consistent with the terms of such settlement. If the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnified Party shall have the right to employ separate counsel and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless (i) the employment of such counsel shall have been specifically authorized in writing by the Indemnifying Party, (ii) the named parties to the Third Party Claim (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party, and the Indemnified Party shall have been advised by such counsel that there are one or more legal defenses available to it that are different from or additional to those available to the Indemnifying Party, or (iii) the Indemnifying Party is not defending such Third Party Claim diligently in good faith. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall, at the Indemnifying Party’s expense, cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (A) involves a finding or admission of wrongdoing, (B) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim without the requirement of any compensation or payment by the Indemnified Party, (C) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder, or (D) would result in any increase in Taxes of Parent, the Surviving Company or any of their Subsidiaries or Affiliates.
(c)    An Indemnified Party seeking indemnification in respect of, arising out of or involving a Loss or a claim or demand hereunder that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party (a “Direct Claim”) shall deliver a Claim Notice in respect thereof to the Indemnifying Party with reasonable promptness after becoming aware of facts supporting such Direct Claim, and shall provide the Indemnifying Party with such information with respect thereto as the Indemnifying Party may reasonably request. The failure to deliver a Claim Notice, however, shall not release the Indemnifying Party from any of its obligations under this Article VIII except to the extent that the Indemnifying Party is materially prejudiced by such failure and shall not relieve the Indemnifying Party from any other obligation or liability that it may have to the Indemnified Party or otherwise than pursuant to this Article VIII. If the Indemnifying Party does not notify the Indemnified Party within 30 days following its receipt of a Claim Notice in respect of a Direct Claim that the Indemnifying Party disputes its liability to the Indemnified Party hereunder, such Direct Claim specified by the Indemnified Party in such Claim Notice shall be conclusively deemed a liability of the Indemnifying Party hereunder and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party on demand. If the Indemnifying Party agrees that it has an indemnification obligation but asserts that it is obligated to pay a lesser amount than that claimed by the Indemnified Party, the Indemnifying Party shall pay such lesser amount promptly to the Indemnified Party, without prejudice to or waiver of the Indemnified Party’s claim for the difference.
(d)    The indemnification required hereunder shall be made by prompt payment by the Escrow Agent in accordance with the Escrow Agreement (to the extent of any amounts then held in the Escrow Fund, if applicable) or by the Indemnifying Party (to the extent of any amounts not then held in the Escrow Fund, if applicable) of the amount of actual Losses incurred in connection therewith, together with interest on any amount not paid as necessary to the Indemnified Party by the Escrow Agent or the Indemnifying Party, as applicable, within five Business Days after receipt of written notice of such Losses, from the date such Losses have been notified to the Indemnifying Party. Amounts to be paid under this Article VIII shall bear interest at a rate equal to the rate of interest from time to time announced publicly by The Wall Street Journal as its prime rate, calculated on the basis of a year of 365 days and the number of days elapsed.
(e)    The Indemnifying Party shall not be entitled to require that any action be made or brought against any other Person before action is brought or claim is made against it hereunder by the Indemnified Party.
(f)    Notwithstanding the provisions of Section 10.10, each Indemnifying Party hereby consents to the nonexclusive jurisdiction of any court in which an Action in respect of a Third Party Claim is brought against any Indemnified Party for purposes of any claim that an Indemnified Party may have under this Agreement with respect to such Action or the matters alleged therein and agrees that process may be served on each Indemnifying Party with respect to such claim anywhere.
Section 8.5    Limits on Indemnification. Notwithstanding anything to the contrary contained in this Agreement:
(a)    the Holders shall not be liable for any claim for indemnification pursuant to Section 8.2(a) (it being understood that this Section 8.5(a) shall not affect the Holders’ liability for a claim for indemnification asserted under a provision other than Section 8.2(a)) unless and until the aggregate amount of indemnifiable Losses which may be recovered from the Holders equals or exceeds $2,000,000 (the “Parent Basket”), in which case the Holders shall be liable for the full amount of such Losses from the first dollar thereof; provided, that all Losses resulting from any single claim or aggregated claims arising out of the same facts, events or circumstances which total less than $5,000 shall be excluded in calculating the Parent Basket and no Parent Indemnified Party shall be entitled to recover, and shall have no recourse against any Holder or the Escrow Fund, for any such Losses;
(b)    Parent shall not be liable for any claim for indemnification pursuant to Section 8.3(a) unless and until the aggregate amount of indemnifiable Losses which may be recovered from Parent equals or exceeds $2,000,000, in which case Parent shall be liable for the full amount of such Losses from the first dollar thereof;
(c)    the maximum aggregate amount of indemnifiable Losses which may be recovered from the Holders arising solely out of or relating to the causes set forth in Section 8.2(a) shall be an amount equal to the Escrow Fund, which shall also be the sole source of recovery with respect to such Losses;
(d)    the maximum aggregate amount of indemnifiable Losses which may be recovered from Parent arising out of or relating to the causes set forth in Section 8.3(a) shall be an amount equal to $20,000,000;
(e)    the Holders shall not be obligated to indemnify Parent or any other Person with respect to any Loss to the extent that a specific accrual or reserve for the amount of such Loss was reflected on the Balance Sheet as a liability in calculating the Closing Net Working Capital;

(f)    the liability of each Holder with respect to any Losses hereunder shall be limited to such Holder’s Pro Rata Percentage of such Losses;
(g)    the sole sources of recovery for any Losses pursuant to Section 8.2(g) will first be satisfied by the balance then remaining in the Escrow Fund that exceeds a reasonable reserve for any claims then pending hereunder and then as a set-off against any unpaid portion of the Earnout Consideration pursuant to Section 8.7(b);
(h)    in no event shall an Indemnifying Party have any liability to an Indemnified Party for any punitive or special damages other than punitive or special damages recovered by third parties in connection with a Third Party Claim. For the sake of clarity, the parties understand that Taxes incurred by Parent or its Affiliates by reason of the inability to treat the transactions contemplated by this Agreement as described in Section 6.1(a) due to a breach or inaccuracy of the representations in Section 3.15(g) are not punitive or special damages.
(i)    Other than with respect to a breach of Section 3.15(d), (g) or (h), any indemnification pursuant to this Agreement for Losses in respect of breaches of the representations in Section 3.15 shall be limited to Pre-Closing Taxes and Losses arising therefrom.
(j)    For the avoidance of doubt, a claim arising out of the same set of facts or circumstances for indemnification may be brought under one or more provisions of Section 8.2 (without duplication of recovery) and, notwithstanding anything herein to the contrary, the limitations on indemnity set forth in this Section 8.5 and in Section 8.1 that apply to a particular subsection of Section 8.2 will apply only to such subsection and any other subsection to which the limitations in this Section 8.5 or in Section 8.1 expressly apply. Accordingly, while duplication of recoveries are not intended or permitted, a claim brought under one subsection of Section 8.2 may result in a more favorable recovery than under another subsection of Section 8.2.
The foregoing clauses (a), (b), (c) and (d) shall not apply to Losses arising out of or relating to the inaccuracy or breach of any Company Fundamental Representation or Parent Fundamental Representation, or to any claims pursuant to Section 8.2(d). The maximum aggregate amount of indemnifiable Losses which may be recovered from a Holder under this Agreement shall be an amount equal to the aggregate consideration actually received by such Holder under this Agreement, and any available funds in the Escrow Fund attributable to such Holder.
Section 8.6    Remedies Not Affected by Investigation, Disclosure or Knowledge. If the transactions contemplated hereby are consummated, each of the Parent Indemnified Parties and the Holder Indemnified Parties expressly reserve the right to seek indemnity for any Losses arising out of or relating to any breach of any representation, warranty or covenant contained herein, notwithstanding any investigation by, disclosure to, knowledge or imputed knowledge of Parent, the Holders or the Holder Representative or any of their respective Representatives in respect of any fact or circumstances that reveals the occurrence of any such breach, whether before or after the execution and delivery hereof.
Section 8.7    Escrow Fund and Related Matters.

(a)    All distributions on the shares of Parent Common Stock held in the Escrow Fund shall be held by the Escrow Agent and shall without any further act be deemed attached to the shares of Parent Common Stock to which they pertain. Solely for the purpose of determining the ownership of the income earned by the Escrow Fund for applicable income Tax purposes, any shares of Parent Common Stock or securities distributed in respect thereof shall be treated as owned by, and any dividends, interest or other income earned on the Escrow Fund shall be treated as income of, the Holder on whose behalf such securities or assets giving rise to such interest or other income, as the case may be, are being held. The Holders shall not have the right to sell, transfer, pledge, hypothecate or otherwise dispose of any cash or securities held in the Escrow Fund or any interest therein for so long as they are held in the Escrow Fund. Each Holder shall not be entitled to vote, and shall not be entitled to instruct the Escrow Agent to vote, the shares of Parent Common Stock held in the Escrow Fund on behalf of such Holder for so long as they are held by the Escrow Agent. For purposes of determining the value of any shares of Parent Common Stock included in the Escrow Fund and for purposes of determining the amount of any indemnity claim satisfied with shares of Parent Common Stock, each such share shall be deemed to have a value equal to the Parent Stock Price.
(b)    If a Parent Indemnified Party is entitled to be indemnified for Losses arising, out of or relating to the causes set forth in Section 8.2(a), the obligation to pay the amount of indemnification owed hereunder shall be satisfied only from the Escrow Fund, and any Losses in excess of the Escrow Fund shall not be recoverable; provided, however, that the foregoing limitation with respect to Section 8.2(a) shall not apply with respect to Losses arising out of or relating to the inaccuracy or breach of any Fundamental Representation. Notwithstanding the foregoing or anything herein to the contrary, (i) if a Parent Indemnified Party is entitled to be indemnified for Losses arising out of or relating to (A) the inaccuracy or breach of any Company Fundamental Representation or (B) the inaccuracy or breach of any representation or warranty in the event of fraud, the Parent Indemnified Party shall have the choice of seeking recovery against the Escrow Fund, proceeding directly against the Holders to satisfy their indemnity obligations hereunder, setting off the amount of any Loss against any amounts due and unpaid, or otherwise subsequently payable (including the Earnout Consideration, if any), under this Agreement, or any combination of the foregoing; (ii) if a Parent Indemnified Party is entitled to be indemnified for Losses arising out of or relating to causes set forth in a subsection of Section 8.2 other than subsection (a) or (g), the indemnity obligation shall be satisfied only from (A) first, the balance then remaining in the Escrow Fund to the extent such balance exceeds a reasonable reserve for claims then pending hereunder and (B) then by proceeding directly against the Holders to satisfy their indemnity obligations thereunder; and (iii) if a Parent Indemnified Party is entitled to be indemnified for Losses arising out of or relating to the causes set forth in Section 8.2(g), the indemnity obligation shall be satisfied only from (A) first, the balance then remaining in the Escrow Fund to the extent such balance exceeds a reasonable reserve for claims then pending hereunder and (B) then by setting off the amount of any Loss against any amount due and unpaid or payable from the Earnout Consideration, if any, and any such Losses in excess of such amounts shall not be recoverable.
(c)    At the three year anniversary of the Closing Date, the Escrow Agent shall pay any amounts remaining in the Escrow Fund (other than (i) a reasonable reserve for claims then pending under any subsection of Section 8.2 other than Section 8.2(g) plus (ii) the amount required to be placed in the Special Escrow at such time, if any, in accordance with Section

8.7(e)) to the Holders as instructed by the Holder Representative. Payment of such amounts to Holders shall be made pro rata in accordance with their respective Pro Rata Percentages subject to adjustment as contemplated herein.
(d)    Notwithstanding the Holders’ several (and not joint) liability under Section 8.2 and notwithstanding Section 8.5(f), the Parent Indemnified Parties may recover all Losses in respect of Section 8.2 (other than Section 8.2(b) as a result of a breach by a Holder) from the Escrow Fund without regard to such limitations applicable to recovery directly from Holders, it being understood that with respect to Losses arising out of Section 8.2(b) as a result of a breach of a covenant by a Holder, the Parent Indemnified Parties shall only be able to recover up to such Holder’s remaining Pro Rata Percentage of the Escrow Amount.
(e)    If any indemnity claim is made under Section 8.2(g) prior to or during any particular Earnout Period (such applicable Earnout Period is referred to as the “Applicable Earnout Period”) and is not finally resolved (i.e. the amount of the indemnifiable Losses has not been finally determined at such time (including, without limitation, with respect to matters as to which no judgment or penalty has been awarded or as to which a judgment or penalty has been awarded but that judgment or penalty remains subject to appeal)) before (x) the end of such Applicable Earnout Period or (y) the date of any scheduled release of amounts from the Escrow Fund (any such claim, a “Special Unresolved Claim”), such Special Unresolved Claim shall be governed by the following provisions of this Section 8.7(e):
(i)    Parent shall not enter into any settlement with a third party with respect to any matter that is the subject of the Special Unresolved Claim without the consent of the chief legal officer of the Surviving Company, which consent shall not be unreasonably withheld. If Brian Schmidt is not the chief legal officer of the Surviving Company at such time, the consent of the board of directors of the Holder Representative shall be required instead, which consent shall not be unreasonably withheld, conditioned or delayed.
(ii)    Parent and the Holder Representative shall seek to agree upon the portion of the Escrow Fund that would otherwise be released to the Holder Representative and/or the portion of the applicable Earnout Amount that otherwise would be paid to the Holder Representative that instead should be placed into a special escrow fund (the “Special Escrow”) to cover the anticipated indemnifiable Losses reasonably likely to result from such Special Unresolved Claim and any other Special Unresolved Claims.
(iii)     If Parent and the Holder Representative cannot reach agreement on the portion of the Escrow Fund to be moved to the Special Escrow and/or the portion of the applicable Earnout Amount to be placed in the Special Escrow, they will enter into arbitration (under the principles outlined in Section 10.11 of this Agreement; provided, the provisions of Section 10.11(h) regarding treble damages shall not apply; provided, further, that for the sake of clarity each party shall bear its or their own costs of the arbitration, including attorneys’ fees) in which the arbitrators will determine the amounts to be moved from the Escrow Fund and/or placed into a Special Escrow from the applicable Earnout Amount to cover the anticipated indemnifiable Losses pursuant to all Special Unresolved Claims. The standard to be applied in determining the amounts to be retained in the Escrow Fund and/or placed into a Special Escrow from the applicable Earnout Amount shall be amounts that will be sufficient to cover the

“reasonably anticipated Losses for which Parent Indemnified Parties are seeking indemnification under Section 8.2(g) taking into account all relevant factors” (the “Anticipated Losses”). Each of the Holder Representative and Parent will be entitled to present whatever evidence it believes is relevant and probative as to Anticipated Losses. The funds otherwise to be released from the Escrow Fund or paid out as Earnout Consideration will be deposited into (and retained in) the Special Escrow until such arbitration to determine the amount required to be placed in the Special Escrow is completed (at which point funds will be released to the Holders or retained in the Special Escrow to cover any Special Unresolved Claims, as provided in paragraphs (iv) and (v) below), except for amounts that Parent has not asserted in good faith are necessary to cover Anticipated Losses or to cover other Losses previously addressed in other indemnity claims. Notwithstanding anything in this Agreement to the contrary, in no event will any portion of an Earnout Amount for a given year be placed into a Special Escrow to satisfy a Special Unresolved Claim as to which a Parent Indemnified Party has provided notice of such claim after the end of the Earnout Period for which such Earnout Amount relates.
(iv)    If, upon completion of any arbitration to determine the amount required to be placed in the Special Escrow to cover the Anticipated Losses of any Special Unresolved Claims or upon final resolution of the Special Unresolved Claims, the amount deposited in the Special Escrow for such Special Unresolved Claims exceeds the amount of Losses for such claims, the excess will be released to the Holders together with interest at a rate equal to the rate of interest from time to time announced publicly by The Wall Street Journal as its prime rate, calculated on the basis of a year of 365 days and the number of days elapsed from the date such amount would have been released to the Holders from the Escrow Fund or been paid to the Holders as Earnout Amount to the date of such release. “Final resolution” of a Special Unresolved Claim for these purposes means (A) the Holder Representative and Parent’s written agreement as to the amount of Losses applicable to such Special Unresolved Claims, (B) a final, non-appealable judgment or arbitration award as to the amount of such Losses or (C) a final binding settlement with a third party plaintiff with respect to the amount of such Losses.
(v)    If, upon final resolution of the Special Unresolved Claims, the indemnifiable Losses are ultimately determined to be greater than the amount in such Special Escrow, the amounts in the Special Escrow will be released to Parent and Parent will retain its rights under this Agreement to pursue remaining amounts in the Escrow Fund or to offset against any future Earnout Amounts to cover any such shortfall and to cover any interest owed pursuant to this Agreement on the amounts recovered by Parent.
(vi)    With respect to any Special Unresolved Claims as to which Parent Indemnified Parties have actually incurred the Losses (for example, by paying for legal expenses or other indemnifiable Losses) before the scheduled release of the Escrow Fund and/or before an applicable Earnout Amount would otherwise become due, such Losses will be addressed pursuant to the other indemnity provisions contained in this Article VIII (i.e., the Parent Indemnified Parties will have recourse against the Escrow Fund or a right of offset against the applicable Earnout Amount to cover such Losses). The foregoing is not intended to expand the indemnification obligations of the parties set forth in Article VIII, but rather for clarification.
Section 8.8    Sole and Exclusive Remedy.

(a)    From and after the Closing, the right of the Parent Indemnified Parties and the Holder Indemnified Parties to recovery pursuant to this Article VIII shall constitute the Parent Indemnified Parties’ and Holder Indemnified Parties’ sole and exclusive remedy for any Losses (including any Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that any Party may at any time suffer or incur, or become subject to, as a result of or in connection with this Agreement or the transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any Party, or any failure by any Party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement, except with respect to fraud, which, except for the terms of Section 8.9 hereof, is outside the scope of this Agreement and is intended as a statutory or common law remedy not as a contractual remedy. Nothing herein shall be construed to limit the stockholder rights and remedies (of a nature generally applicable to stockholders of Parent) of any Holder in its capacity as a holder of Parent Common Stock.
(b)    Each of the Parent Indemnified Parties and the Holder Indemnified Parties acknowledges and agrees that, from and after the Closing, it may not avoid the limitation on liability set forth in this Article VIII by (x) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived, or (y) asserting or threatening any claim against any Person that is not a party hereto (or a successor to a party hereto) for breaches of the representations, warranties and covenants contained in this Agreement. The parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on Parent’s remedies with respect to this Agreement and the transactions contemplated hereby, were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Holders hereunder. Following the Closing and subject to the foregoing, to the maximum extent permitted by Law, the Parties hereby waive all other rights and remedies with respect to any matter in any way relating to this Agreement or arising in connection herewith, whether under any Laws at common law, in equity or otherwise.
Section 8.9    No Other Representations; No Reliance.
(a)    Each of the parties acknowledges that the detailed representations and warranties set forth in this Agreement have been negotiated at arm’s length among sophisticated business entities. Each party has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of the Company or Parent, as applicable.
(b)    In entering into this Agreement, each party has relied solely upon its own investigation and analysis and the representations and warranties of the Company expressly contained in Article III as modified by the Disclosure Schedules, in the case of Parent, or the representations and warranties of Parent expressly contained in Article IV, in the case of the Company, which constitute the sole and exclusive representations and warranties of the parties hereto in connection with the transactions contemplated hereby. Except for such representations and warranties, each of Parent and the Company acknowledges that none of Parent, Merger Sub, the Company, any Holder, or any Person acting on behalf of any of the foregoing makes or has made any other express or any implied representation or warranty to any party as to the accuracy or completeness of any information regarding the Company or Parent or the condition, value or quality of the shares or business or assets of the Company or Parent, or the merchantability, usage, suitability or fitness for any particular purpose with respect to such assets, any part thereof, the workmanship thereof, and the absence of any defects therein, whether latent or patent. Without limitation, in connection with Parent’s investigation of the Company, Parent has received from or on behalf of the Company and/or the Holders certain projections, including projected statements of operating revenues and income from operations of the Company and certain business plan information. Parent acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent is familiar with such uncertainties, and that Parent is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts). EACH PARTY CONFIRMS THAT IT IS NOT RELYING ON ANY REPRESENTATION OR WARRANTY OTHER THAN THOSE EXPRESSLY CONTAINED ARTICLE III AND ARTICLE IV AND EACH PARTY ACKNOWLEDGES THAT THIS NO RELIANCE CONFIRMATION IS A MATERIAL INDUCEMENT TO THE OTHER PARTIES’ WILLINGNESS TO ENTER INTO THIS AGREEMENT AND CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY. WITHOUT LIMITING THE FOREGOING, THE PARTIES ACKNOWLEDGE AND AGREE THAT, (X) EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III AS MODIFIED BY THE DISCLOSURE SCHEDULES, THE COMPANY AND THE HOLDERS ARE NOT MAKING AND HAVE NOT MADE ANY REPRESENTATION OR WARRANTY WITH RESPECT TO MATERIALS FURNISHED TO PARENT OR THEIR REPRESENTATIVES DURING THE DILIGENCE PROCESS (INCLUDING FINANCIAL FORECASTS) OR MATTERS THAT WERE DISCUSSED ON OR PRIOR TO THE DATE HEREOF OR OTHERWISE AND (Y) EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE IV, PARENT AND MERGER SUB ARE NOT MAKING AND HAVE NOT MADE ANY REPRESENTATION OR WARRANTY WITH RESPECT TO MATERIALS FURNISHED TO THE COMPANY, THE HOLDERS OR THEIR REPRESENTATIVES DURING THE DILIGENCE PROCESS (INCLUDING FINANCIAL FORECASTS) OR MATTERS THAT WERE DISCUSSED ON OR PRIOR TO THE DATE HEREOF OR OTHERWISE. THE ACKNOWLEDGMENTS AND AGREEMENTS OF THE PARTIES IN THIS SECTION 8.10 ARE INTENDED TO PROVIDE CLARITY THAT THE PARTIES’ SOLE LIABILITY ARISING FROM ANY REPRESENTATION OR WARRANTY MADE THEREBY WILL BE FOR A BREACH OF A REPRESENTATION OR WARRANTY CONTAINED IN THIS AGREEMENT AND NOT FOR ANY OTHER REPRESENTATION OR WARRANTY. ANY REPRESENTATIONS OR WARRANTIES NOT CONTAINED HEREIN ARE NOT INTENDED TO FORM THE BASIS OF ANY LIABILITY, WHETHER CONTRACTED, UNDER STATUTE OR UNDER COMMON LAW (INCLUDING STATUTORY OR COMMON LAW THEORIES OF FRAUD).
ARTICLE IX
TERMINATION
Section 9.1    Termination. This Agreement may be terminated at any time prior to the Closing:

(a)    by mutual written consent of Parent and the Company;
(b)    (i) by the Company, if Parent or Merger Sub breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.2, (B) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by the Company or (ii) by Parent, if the Company breaches or fails to perform in any respect any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.3, (B) cannot be or has not been cured within 15 days following delivery of written notice of such breach or failure to perform and (C) has not been waived by Parent;
(c)    by either the Company or Parent if the Merger shall not have been consummated by November 24, 2014; provided, that the right to terminate this Agreement under this Section 9.1(c) shall not be available if the failure of the party so requesting termination to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Merger to be consummated on or prior to such date; or
(d)    by either the Company or Parent in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and nonappealable; provided, that Parent and Merger Sub (if Parent is so requesting termination) or the Company (if it is so requesting termination), as the case may be, shall have used their commercially reasonable efforts, in accordance with Section 5.8, to have such order, decree, ruling or other action vacated.
The party seeking to terminate this Agreement pursuant to this Section 9.1 (other than Section 9.1(a)) shall give prompt written notice of such termination to the other party.
Section 9.2    Effect of Termination.
(a)    In the event of termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability on the part of either party except (i) for the provisions of Section 3.26 and Section 4.5 relating to broker’s fees and finder’s fees, Section 5.7 relating to confidentiality, Section 5.11 relating to public announcements, Section 10.1 relating to fees and expenses, Section 10.5 relating to notices, Section 10.8 relating to third-party beneficiaries, Section 10.9 relating to governing law, Section 10.10 relating to submission to jurisdiction and this Section 9.2 and (ii) that nothing herein shall relieve either party from liability for any intentional or willful breach of this Agreement.
(b)    The parties acknowledge that the agreements contained in this Section 9.2 and elsewhere in this Agreement are an integral part of the transactions contemplated hereby, and that, without these agreements, none of the parties would have entered into this Agreement.
(c)    The Company may, on behalf of itself and the Holders, petition a court to award damages (beyond reimbursement of the Company’s expenses) in connection with intentional or willful breaches of this Agreement by Parent and/or Merger Sub. The Company may, additionally, on behalf of the Holders, enforce such award and accept damages for such fraud and breaches.
ARTICLE X
GENERAL PROVISIONS
Section 10.1    Fees and Expenses. Except as otherwise provided herein, all fees and expenses incurred in connection with or related to this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated; provided, that if the Merger is consummated, Transaction Expenses shall be borne and paid as provided in this Agreement; provided further that Parent shall be solely responsible for all application fees required in connection with the Original Filing. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by the other.
Section 10.2    Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed by Parent (on behalf of itself and Merger Sub) and the Holder Representative (on behalf of the Holders, and, before the Closing, the Company).
Section 10.3    Extension. At any time prior to the Effective Time, Parent (on behalf of itself and Merger Sub) and the Holder Representative (on behalf of the Holders and the Company), by action taken or authorized by its respective Boards of Directors, may, to the extent permitted by applicable Law, extend the time for the performance of any of the obligations or other acts of the parties. Any agreement on the part of Parent (on behalf of itself and Merger Sub) and the Holder Representative (on behalf of the Holders and the Company), as applicable, to any such extension shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.
Section 10.4    Waiver. At any time prior to the Effective Time, Parent (on behalf of itself and Merger Sub) and the Holder Representative (on behalf of the Holders, and, before the Closing, the Company) may, by action taken or authorized by their respective Boards of Directors, to the extent permitted by applicable Law, (a) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or any document delivered pursuant hereto or (b) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of Parent and the Holder Representative. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.

Section 10.5    Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or e‑mail, upon written confirmation of receipt by facsimile, e‑mail or otherwise (excluding an automated response generated by a facsimile machine), (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(i)    if to Parent, Merger Sub or the Surviving Company, to:
3465 E. Foothill Boulevard
Pasadena, CA 91107
Attention: John Ricci, General Counsel
Facsimile: (626) 219-8039
E-mail: JRicci@greendotcorp.com
with a copy (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP
333 South Grand Avenue
Los Angeles, CA 90071
Attention: Bradford P. Weirick
Facsimile: (213) 229-6765
E-mail: bweirick@gibsondunn.com
(ii)    if to the Company or the Holder Representative, to:
c/o Platform Partners, LLC
600 Travis, Suite 6160
Houston, TX 77002
Attention: Frederick W. Brazelton
Bradley Morgan
Facsimile: (713) 335-2310
E-mail: fbrazelton@platformllc.com, bmorgan@platformllc.com
and, if prior to the Closing:
c/o Santa Barbara Tax Products Group, LLC
11085 N. Torrey Pines Road, Suite 210
La Jolla, CA 92037
Attention: Brian Schmidt, Chief Legal Officer
Facsimile: (858) 622-4098
E-mail: brian.schmidt@sbtpg.com
with a copy (which shall not constitute notice) to:

Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Attention: Bruce C. Herzog
Thomas Mark
Facsimile: (212) 728-9220, (212) 728-9667
E-mail: bherzog@willkie.com, tmark@willkie.com
Section 10.6    Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. Except for the documents referenced in Section 3.6(c) hereof and set forth on Schedule 10.6, only those documents that have been included in the electronic data room titled “Project Torrey” and maintained by Intralinks as of 11:59 p.m. New York, NY time on September 11, 2014 and not subsequently removed prior to the execution hereof or documents separately delivered to Parent or its Representatives on or prior to 11:59 p.m. New York, NY time on September 9, 2014 shall be deemed to have been “delivered” or “made available” (or words of similar import and use in this Agreement).
Section 10.7    Entire Agreement. This Agreement (including the Exhibits and Schedules hereto), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof. Notwithstanding any oral agreement or course of conduct of the parties or their Representatives to the contrary, no party to this Agreement shall be under any legal obligation to enter into or complete the transactions contemplated hereby unless and until this Agreement shall have been executed and delivered by each of the parties.
Section 10.8    No Third-Party Beneficiaries. Except as provided in Section 5.9(b) and Article VIII, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, if the Merger is consummated, the Company’s former officers and directors shall be third party beneficiaries of the provisions set forth in Section 5.16.
Section 10.9    Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.
Section 10.10    Submission to Jurisdiction. Each of the parties irrevocably agrees that, subject to Section 5.9(b) and Section 10.11, any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in any appropriate Delaware state or federal court), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 10.11    Dispute Resolution.
(a)    For any dispute, claim or controversy arising under this Agreement or the breach, termination, enforcement, interpretation or validity thereof, the parties shall, to the extent not already contemplated in other provisions of this Agreement, first attempt to resolve such dispute through meetings and discussions among senior executives of the parties over a period of 20 Business Days during which time the parties shall work together in good faith and use commercially reasonable efforts to resolve such dispute.
(b)    Any dispute, claim or controversy arising under this Agreement or the breach, termination, enforcement, interpretation or validity thereof (including the determination of the applicability of this agreement to arbitrate) not resolved by the parties pursuant to Section 10.11(a) shall be adjudicated by final, binding, expedited and confidential arbitration to be administered by arbitration at Judicial Arbitration and Mediation Services (“JAMS”) in San

Francisco, California before a panel of three arbitrators each of whom has served as a judge for a minimum of 10 years and, (i) for disputes arising under the Earnout Provisions, has experience drafting or litigating contingent consideration provisions, and (ii) for all other disputes, has experience drafting or litigating merger agreements governed by Delaware law.
(c)    Each party shall select one arbitrator and mutually select a third arbitrator. If the parties are not able to agree on such third arbitrator within 30 days after JAMS receives the demand for arbitration, the arbitrator shall be selected in accordance with the JAMS rules. JAMS shall have discretion, in such event, to depart from the arbitrator qualifications specified above to assemble a list of potential arbitrators, but only to the minimum degree necessary to carry out selection procedures under its rules.
(d)    The arbitration shall be governed by the Delaware Code of Civil Procedure, except as otherwise indicated in this Section 10.11. The arbitration panel shall apply the substantive law of the State of Delaware, have authority to entertain a motion for summary judgment, and apply the standards governing such motions under the Federal Rules of Civil Procedure. The arbitration panel shall issue a written award stating findings of fact and conclusions of law.
(e)    All depositions shall occur in San Francisco, California, and the parties will produce witnesses in San Francisco, California within 14 calendar days after receipt of notice of a deposition. To the extent the arbitration panel orders any discovery beyond that permitted by the JAMS rules, the arbitration panel should do so in a manner consistent with the goal of completing the proceedings within the period specified in Section 10.11(k).
(f)    Adherence to this dispute resolution provision shall not limit the parties’ right to obtain any provisional remedy prior to the Closing, including without limitation, injunctive or similar relief, from any court of competent jurisdiction specified in Section 10.10, as may be necessary to protect their rights and interests. Notwithstanding the foregoing, except as provided in Section 2.14(c) with respect to the calculation of the Closing Net Working Capital or Section 1.2(b) of the Earnout Provisions with respect to the calculation of Earnout EBITDA in any Earnout Statement, this dispute resolution provision is intended to provide the exclusive method of resolving any claim arising under this Agreement.
(g)    Any party may notify JAMS of its intention to appeal the award to another arbitrator (the “Appeal Arbitrator”).  The appeal shall be administered by the International Institute for Conflict Prevention and Resolution (“CPR”) and, except to the extent modified by this Section 10.11, shall be conducted by a single arbitrator in accordance with CPR’s Rules of Appeal Procedure.  The Appeal Arbitrator shall have at least 10 years’ experience as a judge and, (i) for disputes arising under the Earnout Provisions, experience drafting or litigating contingent consideration provisions, and (ii) for all other disputes, experience drafting or litigating merger agreements governed by Delaware law.  If the parties are unable to agree on an arbitrator within 30 days of CPR receiving notice of an appeal, CPR shall have discretion, in such event, to depart from the arbitrator qualifications specified above to assemble a list of potential arbitrators, but only to the minimum degree necessary to carry out selection procedures under its rules.  The Appeal Arbitrator shall be entitled to accept the initial award, modify the award, or substitute his own award.  The Appeal Arbitrator shall not take new testimony or other evidence except to the limited extent necessary to decide a challenge based on one or more of the grounds set forth in Section 10 of the Federal Arbitration Act for vacating an award.  The award, as confirmed, modified or replaced by the Appeal Arbitrator, shall be final and binding, and judgment thereon may be entered by any court having jurisdiction thereof.
(h)    Each party shall bear its or their own costs of the arbitration, including attorneys’ fees, and share equally the arbitration panel’s fee and administrative costs. For purposes of cost sharing, all claimants shall be considered one party and all respondents shall be considered one party. This provision shall apply to any appeal. Notwithstanding the foregoing, in any arbitration between or among the parties arising under this Agreement other than under Section 2.14, if a party initiating a claim (the “plaintiff”) against another party (the “defendant”) (i) in the case of monetary claims brought against the defendant, does not prevail with respect to at least 51% of the aggregate amount in dispute or does not recover at least $1,000,000 in such dispute or (ii) with respect to non-monetary claims brought against the defendant, is not the prevailing party as determined solely by the arbitration panel, the arbitration panel shall award the defendant an amount equal to three times the defendant’s reasonable and documented out of pocket attorneys’ and accountants’ fees and costs and related reasonable, out-of-pocket expenses incurred in defending such claim, which shall be paid by plaintiff (and if there are multiple plaintiffs, each plaintiff shall be jointly and severally liable for 100% of such amount; provided, defendant shall not be entitled to recover more than 100% of such fees, costs and expenses) in full, in cash, not later than ten Business Days after the arbitration panel’s determination (x) that attorneys’ and accountants’ fees and costs and related out-of-pocket expenses are required to be awarded and (y) the amount of such attorneys’ and accountants’ fees and costs and other out-of-pocket expenses payable. For purposes of the preceding sentence, a party shall be deemed to have initiated a claim if (1) with respect to matters covered by Article VIII, it has initiated a claim for indemnification pursuant to Article VIII or (2) with respect to matters outside of Article VIII (other than Section 2.14), it has served a notice of objection with respect to any notice, calculation or other statement of position delivered by another party pursuant to this Agreement. (For example only and without limitation, if Parent delivers an Earnout Statement and the TPG CEO or Holder Representative objects to Parent’s calculation of Earnout EBITDA contained therein, the Holder Representative shall be deemed to be the party that has initiated the arbitration; if Parent issues a Parent Mandate and the TPG CEO or the Holder Representative objects to any determination by Parent regarding any adjustment to the Earnout EBITDA Target for any Earnout Period, the Holder Representative shall be deemed to be the party that has initiated the arbitration; and if the TPG CEO or the Holder Representative issues a TPG-Initiated Adjustment Notice and Parent objects to any determination by the TPG CEO or the Holder Representative regarding any adjustment to the Earnout EBITDA Target for any Earnout Period, Parent shall be deemed to be the party that initiated the arbitration.)
(i)    The parties shall maintain strict confidentiality with respect to all aspects of any arbitration commenced pursuant to this Agreement and shall not, without the prior written consent of all parties to the arbitration, disclose the fact, conduct or outcome of the arbitration to any non-parties or non-participants except to the extent required by applicable Law or to the extent necessary to recognize, confirm or enforce the final award or decision in the arbitration.
(j)    The parties consent to the personal jurisdiction of any U.S. federal or state court located in the State of Delaware, for the purpose of confirming any arbitration award and entering judgment thereon, and irrevocably waive any objection to the laying of venue of any such action in such court or that any such court is an inconvenient forum. Each of the parties hereby waives any rights such party may have to personal service of a summons, complaint or other process in connection with such an action and agrees that service may be made by registered or certified mail addressed to such party and sent in accordance with the provisions of this Agreement.
(k)    The JAMS arbitration panel shall all use reasonable efforts to conduct the hearing and render their decision and award within 120 days of the first organizational meeting (subject to one extension of no more than 60 days if ordered by the arbitration panel on a showing by a party of good cause). Additionally, all parties agree to use reasonable efforts to expedite the arbitration and any appeal.
Section 10.12    Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of Parent (in the case of an assignment by the Company) or the Company (in the case of an assignment by Parent or Merger Sub), and any such assignment without such prior written consent shall be null and void; provided, however, that Parent or Merger Sub may assign this Agreement to (i) any Affiliate of Parent and (ii) any Financing Source (and/or the agent therefor) under any credit facility that Parent or Merger Sub is a party to or guarantor of, as collateral security for the obligations of Parent or Merger Sub thereunder, in each case without the prior consent of the Company; provided further, that no assignment shall limit the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 10.13    Enforcement; Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in any appropriate Delaware state or federal court), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.
Section 10.14    Currency. All references to “dollars” or “$” or “US$” in this Agreement or any Ancillary Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement and any Ancillary Agreement.
Section 10.15    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
Section 10.16    Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.
Section 10.17    Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.
Section 10.18    Facsimile or.pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.
Section 10.19    Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.
Section 10.20    No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by legal counsel in connection with this Agreement and the transactions contemplated hereby. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
Section 10.21    Sealed Instrument. Unless doing so violates Delaware Law or public policy, each of Parent, Merger Sub and the Company acknowledges and agrees that, with respect to the survival periods set forth in Section 8.1(a), it is their intent that this Agreement be, and that it will be treated and construed as, a sealed instrument under Delaware law, including the statute of limitations applicable to sealed instruments. No party shall, and each party shall cause its Affiliates not to, take a position that is inconsistent with this Section 10.21, whether before any Governmental Authority or otherwise.
Section 10.22    No Vicarious Liability. Except for the Holders’ several (but not joint) liability to the extent provided under Article VIII, this Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect equityholder of the Company or Parent or any officer, director, employee, Representative or investor of any party hereto or any of their respective Affiliates.
Section 10.23    Disclosure Schedules. All Disclosure Schedules attached hereto (each, a “Schedule” and, collectively, the “Disclosure Schedules”) are incorporated herein and expressly made a part of this Agreement as though completely set forth herein. All references to this Agreement herein or in any of the Disclosure Schedules shall be deemed to refer to this entire Agreement, including all Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, except with respect to Tax matters, any item disclosed in any part, subpart, section or subsection of the Disclosure Schedule referenced by a particular section or subsection in this Agreement shall be deemed to have been disclosed with respect to every other section and subsection in this Agreement to the extent the relevance of such disclosure to such other section or subsection is reasonably apparent on its face, notwithstanding the omission of an appropriate cross-reference. Any item of information, matter or document disclosed or referenced in, or attached to, the Disclosure Schedules shall not (a) be used as a basis for interpreting the terms “material”, “Company Material Adverse Effect” or other similar terms in this Agreement or to establish a standard of materiality, (b) represent a determination that such item or matter did not arise in the ordinary course of business, (c) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter, (d) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter or (e) constitute, or be deemed to constitute, an admission or indication by the Company that such item meets any or all of the criteria set forth in this Agreement for inclusion in the Disclosure Schedules. No disclos94ure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.
Section 10.24    Waiver of Conflicts. Recognizing that Willkie Farr & Gallagher LLP (“WF&G”) has acted as legal counsel to the Holder Representative and certain of its Affiliates, and may be deemed to have acted as legal counsel to the Company prior to Closing, and that WF&G intends to act as legal counsel to the Holder Representative and its Affiliates after Closing, the Company hereby waives any conflict that may arise in connection with WF&G representing the Holder Representative and its Affiliates after Closing with respect to matters arising under this Agreement.
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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed under seal as of the date first written above by their respective officers thereunto duly authorized.

GREEN DOT CORPORATION (SEAL)

By:     /s/ Steven W. Streit
    Name: Steven W. Streit
Title: Chief Executive Officer

PATRIOT MERGER SUB LLC (SEAL)

By: Green Dot Corporation, its sole
Managing Member

By:    /s/ Steven W. Streit
    Name: Steven W. Streit
Title: Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

SBBT HOLDINGS, LLC (SEAL)

By:     /s/ Rich Turner
    Name: Rich Turner
Title: Chairman

TORREY HOLDINGS, LLC (SEAL)

By: SBBT Holding, LLC, as its Sole Member

By:     /s/ Rich Turner
    Name: Rich Turner
Title: Chairman

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

ANNEX A
EARNOUT PROVISIONS
Section 1.1    Earnout Generally.
(a)    Generally. These earnout provisions set forth in this Annex A (the “Earnout Provisions”) are part of and incorporated by reference into that certain Agreement and Plan of Merger (the “Agreement”), dated as of September 17, 2014, by and among Green Dot Corporation, a Delaware corporation (“Parent”), Patriot Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Parent, SBBT Holdings, LLC, a Delaware limited liability company (the “Company”), Torrey Holdings, LLCs, a Delaware limited liability company, solely in its capacity as the initial Holder Representative, and the Persons delivering Joinder Agreements therewith, to which this Annex A is attached. Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Agreement.
(b)    Operating Plan. In June 2014, certain Holders and members of the Company’s management presented their fiscal year 2014-2017 operating plan to Parent’s banking representatives and executives. This operating plan contained detailed income statement forecasts, which indicated specific revenue and EBITDA results for its fiscal year ended June 30, 2014 and projected revenue and EBITDA targets for its fiscal years ending June 30, 2015, June 30, 2016 and June 30, 2017. The forecast was formulated based on specific account-level detail for each relevant Company business partner. Based on the level of detail used to create the forecast for each Company account and the extensive internal dialogue and evaluation undertaken by the Company’s management to prepare the operating plan and forecast, the Company’s management has stated its belief that the operating plan and forecast presented to Parent is both realistic and achievable. Such operating plan and forecast (as updated through the date hereof) is attached as Attachment 1 to this Annex A and is referred to herein as the “Operating Plan.” For purposes of clarity, (i) the Operating Plan does not contemplate any business activity related to the making or collection of refund anticipation loans, (ii) the Operating Plan contemplates each of the Key Employee Assumptions and (iii) neither the Company nor any Holder is making any representation or warranty about the Operating Plan or the assumptions underlying such plan other than the Company’s representations and warranties set forth in Article III of the Agreement as modified by the Disclosure Schedules.
(c)    Material Inducement. The parties acknowledge and agree that: (i) the achievement by the Company of the Earnout EBITDA Target in each Earnout Period is a material factor in determining Parent’s valuation of the Company; and (ii) the opportunity to earn additional Merger Consideration pursuant to these Earnout Provisions is a material inducement for the Holders to enter into the Agreement. Accordingly, each Holder will be entitled to receive such Holder’s Pro Rata Percentage of each of the 2015 Earnout Amount, the 2016 Earnout Amount and the 2017 Earnout Amount (in each case, after such Earnout Amounts have been reduced by any amounts payable to certain pre-Closing employees of the Surviving Company and its Subsidiaries pursuant to the retention plan established by the Company prior to Closing and disclosed to Parent) payable in cash, in each case only to the extent earned and payable as provided in these Earnout Provisions and subject to any applicable tax withholding (such consideration, collectively, the “Earnout Consideration”).

Annex A-1

Section 1.2    Reporting; Determination and Payment of Earnout Amounts.
(a)    Within 30 days after the last day of each calendar month during each Earnout Period, the TPG CEO will provide Parent with consolidated financial statements of the Surviving Company and its Subsidiaries for such calendar month, including a balance sheet as of the end of such month and an income statement and statement of cash flows for such month, in each case, prepared in accordance with the Earnout Accounting Principles, and the management of the Surviving Company will also compute the Earnout EBITDA for such calendar month (as to each month, such month’s “Monthly Financials”). Parent will not be obligated to respond to or comment on the Monthly Financials, and failure by Parent to respond to or comment on the Monthly Financials will not be used or construed as evidence of Parent’s approval or consent to any item included therein or excluded therefrom. Upon request, the TPG CEO promptly will furnish the Holder Representative with a copy of the Monthly Financials and an opportunity to ask questions of, and obtain answers from, the Surviving Company’s management with respect thereto; provided, however, that the Holder Representative agrees to maintain the confidentiality of such Monthly Financials until the material parts thereof become publicly available or more recent consolidated financial statements of Parent become publicly available, in each case other than as a result of an action by the Holder Representative, and abide by all applicable securities Laws with respect to the use or possession of material non-public information concerning Parent and its Subsidiaries; provided, further, that the Holder Representative may disclose the foregoing information if the Holder Representative is required, as advised by its outside legal counsel, to disclose such information by Law or by deposition, interrogatory, requests for information or documents by a governmental entity, subpoena or similar process (provided, that the Holder Representative shall first promptly notify Parent in writing of the existence, terms and circumstances surrounding such request, shall (at Parent’s expense) cooperate with Parent in connection with Parent seeking any protective order or other appropriate remedy, and, if and to the extent, in the absence of a protective order or the receipt of a waiver by Parent of this provision, the Holder Representative is legally required, as advised by its outside legal counsel, to disclose any such information or else suffer exposure to censure or civil or criminal fine or penalty, shall disclose only that portion of such information that such counsel advises is legally required to be disclosed and shall use reasonable efforts (at Parent’s expense) to obtain reliable assurances that confidential treatment will be accorded to any such information so required to be disclosed).
(b)    Within 60 days after the end of each Earnout Period, Parent will prepare and deliver to the Holder Representative (i) consolidated financial statements of the Surviving Company and its Subsidiaries for such Earnout Period, including a balance sheet as of the end of such period and an income statement and statement of cash flows for such 12-month period, in each case, prepared in accordance with the Earnout Accounting Principles, and (ii) Parent’s calculation, in reasonable detail, of Earnout EBITDA for such period (each, an “Earnout Statement”). At the Holder Representative’s request made within 30 days after the Earnout Statement is delivered to the Holder Representative, Parent will arrange for the Holder Representative and its Representatives to meet with (in person or by teleconference) the Surviving Company’s management and Parent’s outside accounting firm regarding such Earnout Statement and the calculations of Earnout EBITDA to provide an opportunity for the Holder Representative to ask questions and obtain answers with respect to the financial information provided to it. In connection with any such meeting, Parent

Annex A-2

will provide, and, if necessary, request its outside accounting firm to provide, reasonable backup information and records regarding Parent’s calculation of Earnout EBITDA. Parent will use commercially reasonable efforts to ensure that such meeting occurs within 15 days after the Holder Representative’s request is made. The “Earnout Reference Date” for each Earnout Period means the later of (A) the last day of the 30-day period during which the Holder Representative is permitted to request a meeting or (B) if the Holder Representative requests a meeting during such 30-day period, the date such meeting occurs. The Holder Representative will have 15 days after the Earnout Reference Date (as to each Earnout Period, its “Objection Period”) to object (in writing) to any item in the Earnout Statement specifying in reasonable detail the item objected to and the basis for such objection (the “Notice of Objection”). Any Notice of Objection pursuant to this Section 1.2(b) may relate only to how Earnout EBITDA has been calculated (and not the EBITDA Target) and may only reference disagreements based on mathematical errors or disputes as to whether the Earnout EBITDA has been determined in accordance with this Annex A. If a timely Notice of Objection is not received before the end of the Objection Period, the Holder Representative will be deemed to have agreed with all items and amounts in the Earnout Statement, and the Earnout Statement (and the portion of the Earnout Amount to be paid, if any) will be final and binding on all of the parties. If a Notice of Objection is received before the expiration of the Objection Period, Parent and the Holder Representative shall resolve any disputed items reflected in such Notice of Objection in accordance with the dispute resolution procedures set forth in Section 1.9 of this Annex A.
(c)    Payment of Earnout Amounts. Subject to the remaining Earnout Provisions, no later than 10 Business Days after the end of the Objection Period, Parent will pay, or cause to be paid, subject to Parent’s right to set off Earnout Offset Losses pursuant to Section 8.7(b) of the Agreement, to each Holder its Pro Rata Percentage of the portion of the Earnout Amount that is not in dispute. Subject to the remaining Earnout Provisions, no later than 10 Business Days after the final resolution of any objection raised by the Holder Representative in the Notice of Objection for the Earnout Period at hand, Parent will pay, or cause to be paid, subject to Parent’s right to set off Earnout Offset Losses pursuant to Section 8.7(b) of the Agreement, to each Holder its Pro Rata Percentage of the portion of the Earnout Amount that is finally resolved. For example, if Parent’s Earnout Statement for the 2015 Earnout Period shows a $20 million Earnout Amount as owing, and the Holder Representative’s Notice of Objection claims that a $23 million Earnout Amount is owing, then the $20 million portion of the Earnout Amount will be payable within 10 Business Days after the end of the Objection Period, and the remaining $3 million payment will only be payable if and to the extent it is owed as determined by the dispute resolution procedures set forth in, or incorporated by reference in, this Annex A. Payments that are disputed and ultimately become due will bear interest at a rate equal to the rate of interest from time to time announced publicly by The Wall Street Journal as its prime rate, calculated on the basis of a year of 365 days, from the 10th Business Day after the end of the Objection Period until the date paid in full.
(d)    Earnout Employee Condition. Notwithstanding anything to the contrary contained herein, it is a condition of each Earnout Employee’s entitlement to receive his allocable portion of any Earnout Amount that such Earnout Employee will remain continuously employed by the Company (or one of its Subsidiaries) (other than absences due to vacation permitted by Surviving Company policy, paid time off, documented illness or short-term disability or documented serious illness of any immediate family member of such employee) through and including the last

Annex A-3

Business Day of each applicable Earnout Period, unless such Earnout Employee is terminated without Cause, terminates his employment for Good Reason or ceases to be employed by the Company or one of its Subsidiaries due to death or total disability (the “Earnout Employee Condition”). If any Earnout Employee fails to satisfy the Earnout Employee Condition, the portion of an Earnout Amount that otherwise would be payable to such Earnout Employee will be reallocated ratably to the Eligible Earnout Employees in accordance with their respective relative Pro Rata Percentages (or, if no other individual is an Eligible Earnout Employee at such time, to the other Holders ratably in accordance with their Pro Rata Percentages). For the avoidance of doubt, Parent will not retain any portion of an Earnout Amount that is reallocated pursuant to this paragraph.
Section 1.3    Operations of the Surviving Company During Earnout Period. It is the parties’ expectation that, in agreeing to base a portion of the Merger Consideration on these Earnout Provisions, the management of the Surviving Company will operate the business of the Surviving Company and its Subsidiaries as an independent entity and will execute their business activities in accordance with the Operating Plan because the performance criteria set forth in these Earnout Provisions have been developed based on a continuation of such operations in accordance with the Operating Plan. At the same time, the parties acknowledge that Parent, as the owner of the Surviving Company and its Subsidiaries following the Effective Time, will have the right to implement any change to the operations of the Surviving Company and its Subsidiaries (by way of a “Parent Mandate”, as defined below) that it determines in its sole and absolute discretion are in Parent’s and its stockholders’ best interests. In order to fairly and equitably reconcile (x) the parties’ general expectation that management of the Surviving Company and its Subsidiaries will operate the business as an independent entity consistent with the Operating Plan and (y) the parties’ recognition that deviations from the Operating Plan may nonetheless be mandated by Parent, the parties have set forth in this Section 1.3 and Section 1.4 a set of principles that will govern the operations of the Surviving Company and its Subsidiaries by management of the Surviving Company and the consequences, if any, that arise in the event that Parent issues a Parent Mandate or the TPG CEO issues a TPG-Initiated Adjustment Notice.
(a)    Separate Business Unit. From the Closing Date through and including the end of the 2017 Earnout Period, the Surviving Company and its Subsidiaries will be operated by management of the Surviving Company as a separate business unit of Parent with distinct books and records so as to facilitate the determination of Earnout EBITDA attributable to the Surviving Company and its Subsidiaries for each of the 2015 Earnout Period, 2016 Earnout Period and 2017 Earnout Period.
(b)    Operations by Management; Management Discretion. From the Closing Date through and including the end of the 2017 Earnout Period, the Surviving Company and its Subsidiaries will be under the day-to-day operation and management of the senior management of the Surviving Company, and, subject to the provisions of this Annex A, will have complete discretion to operate the business of the Surviving Company and its Subsidiaries. Management of the Surviving Company must conduct the business of the Surviving Company and its Subsidiaries in accordance with the Operating Plan, except in the case of (A) a Parent Mandate, (B) a voluntary modification by management of the Surviving Company in order to comply with TPG Requirements or Parent Laws, (C) a TPG New Idea (as defined below) approved by the Parent CEO, (D) a Parent New Idea

Annex A-4

(as defined below) approved by the TPG CEO or (E) the effect of Parent Allocable Items on the business of the Surviving Company and its Subsidiaries. The TPG CEO must provide the Parent CEO with 30 days advance written notice of any Key Employee Change to the extent such Key Employee Change is to be effected by action of the Surviving Company (as opposed to action of any employee), and any such Key Employee Change will require the written approval of the Parent CEO.
(c)    Compliance with Law. Management of the Surviving Company will be required to run the business in accordance with existing and/or future applicable law and applicable regulation. Except as provided in Section 1.4 with respect to Parent Laws, any negative financial impact to operations and Earnout EBITDA resulting from compliance with current or new laws or regulations will not give rise to any adjustments to the Earnout EBITDA Target in any period or otherwise serve as a basis for an adjustment to Earnout EBITDA in determining achievement of the Earnout Amount, since whether or not Parent owned the Surviving Company, the management of the Surviving Company on an independent basis would still be obligated to run the business and/or modify the business to be in compliance with such applicable laws and regulations other than Parent Laws. Likewise, management of the Surviving Company will be required to run the business in accordance with existing and/or future contracts and covenants binding on the Surviving Company or any of its Subsidiaries. Except for adjustments that result from a Parent Mandate or a Parent Allocable Item that is not also a TPG Requirement, any negative financial impact to operations and Earnout EBITDA resulting from compliance with such current or future contracts or covenants binding on the Surviving Company or any of its Subsidiaries will not give rise to any adjustments to the Earnout EBITDA Target in any period or otherwise serve as a basis for an adjustment to Earnout EBITDA in determining achievement of the Earnout Amount.
(d)    Parent Compliance Initiatives. As a private company, certain of the Surviving Company’s operating systems, operating methods, policies, or procedures may not be in compliance with the Parent Laws. To the extent that investment or expense is required to bring any operating systems, operating methods, policies or procedures into compliance with Parent Laws, either (i) Parent will directly pay for the Parent Allocable Items at its own expense such that the costs of such initiatives will not reduce the Earnout EBITDA for the applicable Earnout Period or (ii) if Parent Allocable Items are incurred by the Surviving Company or its Subsidiaries, an adjustment to the Earnout EBITDA Target for the applicable Earnout Period will be made pursuant to Section 1.4(c)(i). The Surviving Company and its Subsidiaries will cooperate and make available the relevant Surviving Company personnel in order to facilitate the timely implementation of such Compliance Initiative by Parent’s consultants and employees, and the incidental internal (i.e., non-out-of-pocket) costs in providing assistance and cooperation incurred by the Surviving Company and its Subsidiaries in providing such cooperation and assistance, including the compensation of such Surviving Company personnel who are made available to assist (collectively “TPG Incidental Compliance Costs”), will not give rise to an adjustment to the Earnout EBITDA Target for any Earnout Period pursuant to Section 1.4(c)(i) or otherwise serve as a basis for an adjustment to Earnout EBITDA in determining achievement of the Earnout Amount.
(e)    New Ideas.

Annex A-5

(i)    If, during any Earnout Period, management of the Surviving Company develops a new business initiative, business activity or operating method that was not previously contemplated in the Operating Plan (a “TPG New Idea”), the TPG CEO will propose such new idea to the Parent CEO for approval in writing. If approved by the Parent CEO in writing, management of the Surviving Company will be free to develop and execute the TPG New Idea as it has been proposed, with all expenses and revenue associated therein being included in the Surviving Company’s performance. In other words, if the TPG New Idea is a big success and drives incremental revenue and EBITDA during such Earnout Period, then this incremental revenue and EBITDA will create a tail-wind for the Surviving Company towards achieving the Earnout EBITDA Target in any applicable Earnout Period. However, if the TPG New Idea is not successful and the costs of executing the new initiative exceed the financial benefit, then the resulting loss of EBITDA will create a head-wind for the Surviving Company towards achieving the Earnout EBITDA Target in any applicable Earnout Period. In any event, because such TPG New Idea was not part of the Operating Plan, Parent is not obligated to approve such a TPG New Idea and Parent’s lack of approval will not be a reason to adjust the Earnout EBITDA Target in any applicable Earnout Period or otherwise serve as a basis for an adjustment to Earnout EBITDA in determining achievement of the Earnout Amount. As provided in Section 1.4, if Parent issues an instruction to the Surviving Company to cease engaging in any TPG New Idea or other activity not contemplated by the Operating Plan, such Parent Mandate will not be a reason to adjust the Earnout EBITDA Target in any applicable Earnout Period or otherwise serve as a basis for an adjustment to Earnout EBITDA in determining achievement of the Earnout Amount.
(ii)    If, during any Earnout Period, Parent develops a new business initiative, business activity or operating method not contemplated by the Operating Plan that it would like to propose to management of the Surviving Company (a “Parent New Idea”), the Parent CEO will propose such a new idea to the TPG CEO for his feedback and approval. If approved by TPG’s CEO Parent and the Surviving Company would negotiate and enter into an arms-length commercial agreement (“Commercial Agreement”) between Parent and the Surviving Company which would include the terms of any economic consideration to the Surviving Company. Upon execution of the Commercial Agreement, Parent management and management of the Surviving Company would be free to work together to develop and execute the Parent New Idea. The resulting economics to the Surviving Company will be included on the Surviving Company’s income statement and will, therefore, be reflected in the Surviving Company’s financial performance and Earnout EBITDA towards the achievement of the Earnout EBITDA Target in any applicable Earnout Period. To the extent that the resulting economics to the Surviving Company are positive, then it will create a tail-wind for the Surviving Company towards achieving the Earnout EBITDA Target in any applicable Earnout Period. However, if the resulting economics are negative, then the resulting loss of Earnout EBITDA will create a head-wind for the Surviving Company towards achieving the Earnout EBITDA Target in any applicable Earnout Period.
(f)    Financing and Other Capital Resources. Except as provided in Section 5.9(d) of the Agreement, Parent has no obligation to provide capital (other than capital from operations of the Surviving Company’s business operated in accordance with the Operating Plan) or non-capital resources of Parent (as distinguished from resources of the Surviving Company and its Subsidiaries existing on the date hereof or available to the Surviving Company and its Subsidiaries

Annex A-6

in the operation of the Surviving Company’s business in accordance with the Operating Plan) to the Surviving Company to assist the Surviving Company in achieving the Earnout EBITDA Target. All excess cash generated by the Surviving Company in the operation of its business and not required for the Operating Plan will be distributed upstream to Parent.
(g)    Parent Discretion. The parties acknowledge and agree that nothing contained in this Section 1.3 or otherwise in these Earnout Provisions is intended or will be construed to restrict Parent’s absolute discretion and control with respect to the operation of the Surviving Company and its business following the Effective Time. Notwithstanding the provisions of this Section 1.3, Parent may issue a Parent Mandate to the Surviving Company, and Section 1.4 governs the changes, if any, to the Earnout EBITDA Target in any applicable Earnout Period resulting from such Parent Mandate. Parent also has the authority to instruct management to add, delete or modify a particular business initiative, business activity or operating method that was not part of the Operating Plan (including, without limitation, an instruction to refrain from undertaking an Acquisition), and Parent does not need to issue a formal Parent Mandate with respect to any such matter.
Section 1.4    Parent Mandates and Adjustments to Earnout EBITDA Target. This Section 1.4 sets forth the parties’ agreement regarding Parent’s right to issue Parent Mandates and the TPG CEO’s right to issue TPG-Initiated Adjustment Notices and the rules for determining whether or not any adjustments will be made to the Earnout EBITDA Target for any relevant Earnout Period as a result of any such Parent Mandate or TPG-Initiated Adjustment Notice. Any adjustments to the Earnout EBITDA Target for any relevant Earnout Period required by this Annex A shall be determined in accordance with this Section 1.4.
(a)    Parent Mandates.
(i)    From time to time during an Earnout Period, Parent may issue a Parent Mandate to the TPG CEO with a concurrent written notice delivered to the Holder Representative. If Parent in good faith believes that a Parent Mandate will result in an adjustment to the Earnout EBITDA Target for any applicable Earnout Period based on the principles set forth in Section 1.4(c), the Parent Mandate will specify in reasonable detail any proposed adjustment to the Earnout EBITDA Target for the applicable Earnout Periods and the basis therefor and will attach reasonable backup documentation for such proposed adjustment(s).
(ii)    If the TPG CEO approves in writing any Parent Mandate that does not propose an adjustment to the Earnout EBITDA Target for any Earnout Period, such Parent Mandate will not result in any adjustment to the Earnout EBITDA Target for any Earnout Period and none of the Holders or the Holder Representative will be entitled to assert any adjustment therefor. Within 15 Business Days after Parent issues a Parent Mandate for any reason, the TPG CEO may provide written notice to Parent with a copy to the Holder Representative (a “Parent Mandate Adjustment Notice”) (i) objecting in good faith to any proposed adjustment to the Earnout EBITDA Target specified therein, specifying in reasonable detail the item(s) objected to and the basis for such objection and proposing counter-adjustments based on the principles set forth in Section 1.4(c), if any (together with reasonable backup documentation for such proposed counter-adjustment(s)) or (ii) if such Parent Mandate did not contain any proposed adjustment(s) to the Earnout EBITDA Target for any Earnout Period, that such Parent Mandate requires an adjustment

Annex A-7

to the Earnout EBITDA Target for one or more Earnout Periods based on the principles set forth in Section 1.4(c), specifying in reasonable detail any such adjustment(s) and the basis therefor and attaching reasonable backup documentation for such proposed adjustment(s). If the TPG CEO does not deliver a Parent Mandate Adjustment Notice within such 15 Business Day period, such Parent Mandate will be deemed approved by the TPG CEO and the adjustment(s) specified therein, if any, will be conclusive and binding on all parties or if no adjustments are specified therein such Parent Mandate will not result in any adjustment to the Earnout EBITDA Target for any Earnout Periods and none of the Holders or the Holder Representative will be entitled to assert any adjustment therefor. If the TPG CEO does deliver a Parent Mandate Adjustment Notice within such 15 Business Day period, then the Parent CEO, TPG CEO and the Holder Representative will promptly meet and confer regarding such Parent Mandate Adjustment Notice. The Parent CEO, TPG CEO and the Holder Representative will endeavor in good faith within 15 days after the date of the Parent Mandate Adjustment Notice to reach agreement regarding the adjustments to the Earnout EBITDA Target to be made for the applicable Earnout Periods. In the event the Parent CEO, TPG CEO and the Holder Representative are unable to resolve any such disputes within such 15-day period, then Parent and the Holder Representative will mutually agree on one mediator not affiliated with either party to assist in resolving such disputes. Parent and the Holder Representative will cooperate with one another in selecting a mediator and in scheduling mediation proceedings, will act in good faith in such mediation, will share equally in the costs of any such mediation, and will use good faith efforts to cause such mediation to be completed within 60 days after the date on which the TPG CEO delivered its Parent Mandate Adjustment Notice. If a resolution is not agreed upon after completion of such mediation, Parent and the Holder Representative will resolve such disagreement in accordance with the procedures set forth in Section 1.9 of this Annex A. For the avoidance of doubt, the sole recourse of the Holder Representative or any other Holder with respect to any dispute or disagreement regarding any adjustments to the EBITDA Target resulting from any Parent Mandate will be pursuant to the dispute procedure and dispute resolution process set forth in this Section 1.4(a)(ii) and, if not resolved pursuant to such procedure and process, in accordance with the dispute resolution provisions set forth in Section 1.9 of this Annex A, and, except as otherwise provided in this Section 1.4, there will be no adjustments to the Earnout EBITDA Target resulting from any changes in operations of the Surviving Company.
(b)    TPG-Initiated Adjustments.
(i)    From time to time during an Earnout Period, the TPG CEO may issue written notice to the Parent CEO (with a concurrent written notice to the Holder Representative) that (A) the Surviving Company will incur, other than as a result of a Parent Mandate, an increase in expenses or a reduction in revenue as a result of Parent Allocable Items or (B) a Specified Customer Event has occurred due to an action or omission by Parent or its Affiliates (other than the Surviving Company and its Subsidiaries) (each such notice, a “TPG-Initiated Adjustment Notice”). Such TPG-Initiated Adjustment Notice will specify in reasonable detail any proposed adjustment to the Earnout EBITDA Target for the applicable Earnout Periods and the basis therefor and will attach reasonable backup documentation for such proposed adjustment(s).
(ii)    If the Parent CEO approves in writing any TPG-Initiated Adjustment Notice, the adjustment(s) so specified in such notice will be conclusive and binding on all parties.

Annex A-8

Within 15 Business Days after the TPG CEO issues a TPG-Initiated Adjustment Notice for any reason, the Parent CEO may provide written notice to the TPG CEO with a copy to the Holder Representative (a “TPG-Initiated Adjustment Objection”) objecting in good faith to any proposed adjustment to the Earnout EBITDA Target specified therein, specifying in reasonable detail the item(s) objected to and the basis for such objection and proposing counter-adjustments based on the principles set forth in Section 1.4(c), if any (together with reasonable backup documentation for such proposed counter-adjustment(s)). If the Parent CEO does not deliver a TPG-Initiated Adjustment Objection within such 15 Business Day period, such TPG-Initiated Adjustment Notice will be deemed approved by the Parent CEO and the adjustment(s) specified therein will be conclusive and binding on all parties. If the Parent CEO does deliver a TPG-Initiated Adjustment Objection within such 15 Business Day period, then the Parent CEO, TPG CEO and the Holder Representative will promptly meet and confer regarding such TPG-Initiated Adjustment Objection. The Parent CEO, TPG CEO and the Holder Representative will endeavor in good faith within 15 days after the date of the TPG-Initiated Adjustment Objection to reach agreement regarding the adjustments to the Earnout EBITDA Target to be made for the applicable Earnout Periods. In the event the Parent CEO, TPG CEO and the Holder Representative are unable to resolve any such disputes within such 15-day period, then Parent and the Holder Representative will mutually agree on one mediator not affiliated with either party to assist in resolving such disputes. Parent and the Holder Representative will cooperate with one another in selecting a mediator and in scheduling mediation proceedings, will act in good faith in such mediation, will share equally in the costs of any such mediation, and will use good faith efforts to cause such mediation to be completed within 60 days after the date on which the Parent CEO delivered its TPG-Initiated Adjustment Objection. If a resolution is not agreed upon after completion of such mediation, Parent and the Holder Representative will resolve such disagreement in accordance with the procedures set forth in Section 1.9 of this Annex A. For the avoidance of doubt, the sole recourse of all parties with respect to any dispute or disagreement regarding any adjustments to the EBITDA Target resulting from a TPG-Initiated Adjustment Notice will be pursuant to the dispute procedure and dispute resolution process set forth in this Section 1.4(b)(ii) and, if not resolved pursuant to such procedure and process, in accordance with the dispute resolution provisions set forth in Section 1.9 of this Annex A, and, except as otherwise provided in this Section 1.4, there will be no adjustments to the Earnout EBITDA Target resulting from any changes in operations of the Surviving Company.
(c)    Principles for Adjusting the Earnout EBITDA Target as a Result of a Parent Mandate or TPG-Initiated Adjustment Notice. For purposes of determining any adjustments to the Earnout EBITDA Target for any Earnout Period and the resolution of any disputes with respect to such adjustments pursuant to Section 1.4(a), the following principles will govern: (x) if the actions contemplated by the Parent Mandate or a TPG-Initiated Adjustment Notice result in an increase in costs or reduction in revenue to the Surviving Company or its Subsidiaries with respect to any activity as compared to the Operating Plan, the Earnout EBITDA Target for the applicable Earnout Period will be adjusted downward to account for such incremental additional costs or loss of revenue; (y) if the actions contemplated by the Parent Mandate or a TPG-Initiated Adjustment Notice result in a decrease in costs or increase in revenue to the Surviving Company or its Subsidiaries with respect to any activity as compared to the Operating Plan, the Earnout EBITDA Target for the applicable Earnout Period will be adjusted upward to account for such incremental reduction in costs or increase in revenue; and (z) if the actions contemplated by the Parent Mandate or a TPG-

Annex A-9

Initiated Adjustment Notice will result in a reduction in revenue attributable to any customer of the Surviving Company that was a customer as of the Effective Time, the Earnout EBITDA Target for the applicable Earnout Period will be adjusted downward to account for such reduction in revenue. Notwithstanding the foregoing, the following specific rules will apply:
(i)    Parent Allocable Item. The Earnout EBITDA Target for the applicable Earnout Period will be adjusted downward by the amount of any expenses or the loss or revenue arising from a Parent Allocable Item (A) required to be incurred in such Earnout Period pursuant to a Parent Mandate or (B) described in a TPG-Initiated Adjustment Notice and finally determined to result in an adjustment pursuant to Section 1.4(b). To the extent a Parent Mandate includes changes in operations required to comply with the Parent Laws (the changes specified in such Parent Mandate, a “Compliance Initiative”), any expenses or loss of revenue arising from such Parent Allocable Item by the Surviving Company and its Subsidiaries (other than TPG Incidental Compliance Costs) will result in a corresponding downward adjustment to the Earnout EBITDA Target. The Surviving Company and its Subsidiaries will cooperate and make available the relevant Surviving Company personnel in order to facilitate the timely implementation of such Compliance Initiative by Parent’s consultants and employees; and the TPG Incidental Compliance Costs will not constitute Parent Allocable Items and therefore will be disregarded in calculating the amount of any downward adjustment. In addition, to the extent a TPG-Initiated Adjustment Notice relates to changes in operations that Parent asserts in a TPG-Initiated Adjustment Objection are required to comply with TPG Requirements rather than Parent Laws, the mediation and dispute resolution procedures set forth in Section 1.4(b)(ii) above will include a determination of whether the changes are required to comply with Parent Laws or TPG Requirements and therefore whether any incremental expenses incurred as a result of such changes constitute Parent Allocable Items or TPG Requirement Expenses.
(ii)    Tax Industry Expenses. The Earnout EBITDA Target for the applicable Earnout Period will not be adjusted by the amount of any TPG Requirement Expenses required to be incurred in such Earnout Period pursuant to a Parent Mandate. To the extent a Parent Mandate includes changes in operations that Parent asserts in such Parent Mandate are required to comply with the TPG Requirements and the Parent Mandate Adjustment Notice objects in good faith to Parent’s determination that such changes are required to comply with TPG Requirements, the mediation and dispute resolution procedures set forth in Section 1.4(a)(ii) above will include a determination of whether the changes are required to comply with TPG Requirements or Parent Laws and therefore whether any incremental expenses incurred as a result of such changes constitute TPG Requirement Expenses or Parent Allocable Items. In addition, to the extent a TPG-Initiated Adjustment Notice relates to changes in operations that Parent asserts in a TPG-Initiated Adjustment Objection are required to comply with the TPG Requirements, the mediation and dispute resolution procedures set forth in Section 1.4(b)(ii) above will include a determination of whether the changes are required to comply with TPG Requirements or Parent Laws and therefore whether any incremental expenses incurred as a result of such changes constitute TPG Requirement Expenses or Parent Allocable Items. For clarity, it is the parties’ understanding that management of the Surviving Company will at all times conduct the business of the Surviving Company and its Subsidiaries in compliance with TPG Requirements.

Annex A-10

(iii)    Parent Cost Allocations. To the extent, in any Earnout Period, a Parent Mandate allocates to the Surviving Company or any of its Subsidiaries (by way of intercompany charges or by requiring the Surviving Company and its Subsidiaries to incur costs directly) any costs and expenses, including, for example, payment or bank processing fees, insurance costs, IT support costs, costs of employee benefits and other Parent G&A expenses that are in addition to or in excess of those that are contemplated to be incurred by the Surviving Company and its Subsidiaries in the Operating Plan or then being obtained by the Surviving Company and its Subsidiaries in the market, then the Earnout EBITDA Target for such Earnout Period will be adjusted downward by the amount of such additional or excess costs so allocated to the Company or its Subsidiaries. For the avoidance of doubt, repayment of Parent Debt and intercompany charges imposed on the Surviving Company in respect of Parent Debt will not result in an adjustment to the Earnout EBITDA Target.
(iv)    Increase in Key Employee Compensation. If, in any Earnout Period, a Parent Mandate increases the salary or bonus payable to any Key Employee such that the aggregate amount of salary and bonus payable to such Key Employee in such Earnout Period exceeds the maximum aggregate amount of salary and bonus payable to such Key Employee under the Key Employee Assumptions, the Earnout EBITDA Target for such Earnout Period will be adjusted downward by the amount of such excess.
(v)    Specified Customer Event. If, prior to the end of the 2017 Earnout Period, the Specified Customer Event occurs, then the Earnout EBITDA Target for the applicable Earnout Period(s) will be adjusted downward by the amount of revenue attributable to such terminated contracts during such Earnout Period(s) had they not been terminated, and the Earnout EBITDA Target for the applicable Earnout Period(s) will be adjusted upward by the amount of any costs that are not incurred in such Earnout Period(s) as a result of such contracts being terminated.
(d)    Limitation on Adjustments; Holder Acknowledgement; Sole Remedies. For clarity, (i) a TPG New Idea or a Parent New Idea implemented pursuant to Section 1.3(e) will not result in any adjustment to the Earnout EBITDA Target for any Earnout Period or otherwise serve as a basis for an adjustment to Earnout EBITDA in determining achievement of the Earnout Amount and (ii) if Parent instructs management to add, delete or modify a particular business initiative, business activity or operating method that was not part of the Operating Plan (including, without limitation, an instruction to refrain from undertaking an Acquisition), such instruction, so long as it is a Parent New Idea and implemented pursuant to Section 1.3(e) or such instruction is not a Parent Allocable Item that results in an adjustment to the Earnout EBITDA Target for any Earnout Period pursuant to a TPG-Initiated Adjustment, will not result in any adjustment to the Earnout EBITDA Target for any Earnout Period or otherwise serve as a basis for an adjustment to Earnout EBITDA in determining achievement of the Earnout Amount because the resulting implications from such an instruction would not impact the Operating Plan on which the Earnout EBITDA Target for each Earnout Period was based. The parties have agreed that certain specified adjustments will be made to the calculation of Earnout EBITDA in the manner and to the extent set forth in the definition of Earnout EBITDA and to the Earnout EBITDA Target in the manner and to the extent set forth in this Section 1.4 of this Annex A. However, the parties acknowledge and agree that nothing contained in Section 1.4 or otherwise in these Earnout Provisions is intended or will be

Annex A-11

construed to restrict Parent’s absolute discretion and control with respect to the operation of the Surviving Company and its business following the Effective Time or to give the Holder Representative, any Holder or any other Person any right to challenge, dispute, modify, delay or prevent in any respect the execution of any decision or directive of Parent (including any Parent Mandate) with respect to the operation of the Surviving Company and its Subsidiaries other than the impact of such operations on the Earnout EBITDA Target. Except for any claim or dispute that the Holder Representative may assert pursuant to the provisions of Section 1.9 of this Annex A, which constitute the sole and exclusive remedy applicable to any disputes relating to the Earnout Provisions, the Holders and the Holder Representative hereby waive and disclaim any claim, right or cause of action on any basis whatsoever against Parent related to its operation of the Surviving Company after the Effective Time (including, without limitation, any claim, right or cause of action to the effect that any action or inaction on the part of Parent or any of its Affiliates with respect to the operation of the Surviving Company caused the Surviving Company to fail to achieve the Earnout EBITDA Target) except its rights under the Agreement and the Ancillary Agreements. The Holders and the Holder Representative expressly agree and acknowledge that the foregoing waiver and disclaimer has served as a material inducement to Parent to enter into the Agreement.
Section 1.5    Forfeited Amounts. All Earnout Amounts that are not earned pursuant to these Earnout Provisions by reason of the Earnout Coefficient being zero in any Earnout Period will be forfeited and retained permanently by Parent. For the avoidance of doubt, any Earnout Amounts that have been earned but are forfeited by an Earnout Employee due to such Earnout Employee’s failure to satisfy the Earnout Employee Condition will not be retained by Parent even if there are no remaining Eligible Earnout Employees as of the close of business on the last Business Day of the applicable Earnout Period, in which case, amounts forfeited by Eligible Earnout Employees as provided in Section 1.2(c) of these Earnout Provisions will first be reallocated among the remaining Eligible Earnout Employees and, in the absence of any remaining Eligible Earnout Employees, will be reallocated to the other Holders.
Section 1.6    Earnout Rights Not Transferable. No Holder may sell, exchange, transfer or otherwise dispose of his, her or its right to receive any portion of the Earnout Consideration without Parent’s prior written consent (which may be withheld in Parent’s absolute discretion), other than by the laws of descent and distribution or succession by will, legal representative upon incompetence or for bona fide estate planning purposes, pursuant to a divorce or separation agreement or a divorce decree or in connection with bankruptcy, and any transfer in violation of this Section 1.6 will be null and void and will not be recognized by Parent or the Surviving Company; provided, any Holder that is an entity may distribute its rights under this Annex A to its partners, members or other owners, pro rata in accordance with their ownership interests in such entity; provided further that such rights so distributed will not be further transferred except in accordance with this Section 1.6.
Section 1.7    Limited Duties of Parent. Notwithstanding anything in these Earnout Provisions, none of Parent, the Surviving Company or any of their Affiliates (i) will be under any obligation or have any duty to act in such a manner that any Earnout Amounts are paid or, if payable, maximized, (ii) will owe any Holder any fiduciary duty or other similar duty in respect of these Earnout Provisions, or (iii) will have any obligation or be bound by any agreement or covenant of any kind in respect of these Earnout Provisions, other, in each case, than an obligation to comply

Annex A-12

with (x) the covenants and agreements expressly set forth in these Earnout Provisions and (y) the covenant of good faith and fair dealing implied in all contracts governed by Delaware Law, it being the parties’ intention that any and all other obligations of Parent or its Affiliates relating to these Earnout Provisions (whether implied or otherwise) are expressly waived and disclaimed. The parties expressly acknowledge that (1) Parent and its Affiliates currently operate a business including the provision of prepaid debit card products and prepaid card reloading services in the United States as well as mobile banking services, (2) Parent intends to continue operating its existing business and may acquire and/or develop other businesses in the future (including businesses that may be competitive with the Surviving Company it being understood that any such acquisition will be made through the Surviving Company), and (3) such actions will not be deemed to interfere with or impede the ability of the Holders to achieve or maximize the Earnout Consideration, but such actions may result in adjustments to the Earnout EBITDA Target or the calculation of Earnout EBITDA to the extent expressly provided in these Earnout Provisions.
Section 1.8    Clawback for Fraud or Intentional Misconduct. If, prior to April 30 of the calendar year following the year in which the last day of an Earnout Period falls (i.e., April 30, 2016 for the 2015 Earnout Period, April 30, 2017 for the 2016 Earnout Period, and April 30, 2018 for the 2017 Earnout Period), it is determined from Parent’s audited financial statements and the related audit process that (a) the Surviving Company’s calculation of such Earnout Amount was based on calculations of Earnout EBITDA and EBITDA that were inaccurate at the time the applicable Earnout Amount is made and (b) such inaccuracy is determined by a panel of three arbitrators to be attributable to fraud or intentional misconduct of any employee of the Surviving Company or its Subsidiaries, then the Earnout Amount for the Earnout Periods will be recalculated using corrected information and Parent promptly will furnish the Holder Representative with all material information known to Parent regarding such inaccuracy, fraud and intentional misconduct. Parent will meet with the Holder Representative and arrange for its outside auditors to meet with the Holder Representative to explain the circumstances of such inaccuracy, fraud or intentional misconduct in detail and answer the Holder Representative’s reasonable questions. If the recalculated amount of the Earnout Amount is less than the amount on which actual payments hereunder were made, each Holder will return to Parent its Pro Rata Percentage of any excess Earnout Amounts that were paid. If the parties do not agree on the recalculation of such Earnout Amount, the parties shall resolve such disagreement in accordance with Section 1.9.
Section 1.9    Dispute Resolution.
(a)    Disputes relating solely to accounting and computational matters will be resolved pursuant to the procedures set forth in Section 2.14(b)-(c) of the Agreement, mutatis mutandis.
(b)    All disputes under these Earnout Provisions not covered by Section 1.9(a) (including what constitutes TPG Requirements, TPG Requirement Expenses, Parent Laws and Parent Allocable Item for purposes of determining any adjustment thereunder) not resolved by the parties will be adjudicated pursuant to the procedures set forth in Section 10.11 of the Agreement, mutatis mutandis.
Section 1.10    Definitions. For purposes of these Earnout Provisions:

Annex A-13

“2015 Earnout Amount” means an amount equal to (x) $28,000,000 multiplied by (y) the Earnout Coefficient for the 2015 Earnout Period.
“2015 Earnout Period” means the Company’s fiscal year beginning July 1, 2014 and ending June 30, 2015.
“2016 Earnout Amount” means an amount equal to (x) $26,000,000 multiplied by (y) the Earnout Coefficient for the 2016 Earnout Period.
“2016 Earnout Period” means the Company’s fiscal year beginning July 1, 2015 and ending June 30, 2016.
“2017 Earnout Amount” means an amount equal to (x) $26,000,000 multiplied by (y) the Earnout Coefficient for the 2017 Earnout Period.
“2017 Earnout Period” means the Company’s fiscal year beginning July 1, 2016 and ending June 30, 2017.
“Acquisition” means the acquisition of any Person (including any division thereof) or business, or all or substantially all of the assets of a Person, whether through the acquisition of assets, joint venture, equity acquisition, merger, consolidation or otherwise.
“Cause” means, with respect to an Earnout Employee, any of the following: (i) such Earnout Employee’s conviction of, or plea of nolo contendere to, a felony or serious crime involving fraud, dishonesty or breach of trust; (ii) such Earnout Employee’s gross negligence or intentional misconduct in the performance of his duties to the Company (and, after the Effective Time, the Surviving Company) including such Earnout Employee’s willful act or failure to act as directed under such Earnout Employee’s employment agreement with the Company; (iii) such Earnout Employee’s breach of a material term of his employment agreement with the Company or of Company (and, after the Effective Time, Surviving Company) policy or Parent policy; (iv) such Earnout Employee’s willful dishonesty, fraud or misrepresentation which was intended to result in such Earnout Employee’s (or his Immediate Family members’ or other related persons’) gain or personal enrichment at the expense of the Company (and, after the Effective Time, the Surviving Company) or Parent; (v) such Earnout Employee’s public or consistent drunkenness or illegal use of narcotics which is, or could reasonably be expected to become, materially injurious to the reputation or business of the Company (or, after the Effective Time, the Surviving Company) or Parent or which impairs, or could reasonably be expected to impair, such Earnout Employee’s performance of duties to the Company (and, after the Effective Time, the Surviving Company); or (vi) conduct of such Earnout Employee that materially injures the Company (and, after the Effective Time, the Surviving Company) or Parent or their respective reputations including knowingly participating or allowing accounting or tax improprieties, embezzlement or theft.
“Earnout Accounting Principles” means GAAP applied on a basis consistent with the preparation of the Company’s audited financial statements for the fiscal year ended June 30, 2014; provided, however, that in the event a question arises with respect to the proper application of GAAP to any accounting entry for which the Surviving Company had not pre-Closing adopted accounting

Annex A-14

principles under GAAP as reflected in the Company’s audited financial statements for the fiscal year ended June 30, 2014, Parent in consultation with its outside public accounting firm and the TPG CEO will determine the proper accounting principles under GAAP that will apply with respect to such accounting entry.
“Earnout Amount” means the 2015 Earnout Amount, the 2016 Earnout Amount, or the 2017 Earnout Amount, as the case may be.
“Earnout Coefficient” for a given Earnout Period means (x) if the Earnout EBITDA for such Earnout Period is greater than or equal to the Earnout EBITDA Target for such Earnout Period, one and (y) if the Earnout EBITDA for such Earnout Period is less than the Earnout EBITDA Target for such Earnout Period, zero. Earnout EBITDA (including the components thereof) for one Earnout Period will not be taken into account for any purpose in computing the Earnout EBITDA or Earnout Coefficient for another Earnout Period.
“Earnout EBITDA” means EBITDA of the Company and its Subsidiaries recorded in respect of an Earnout Period, subject to upward or downward adjustment solely as follows:
(iii)    Key Employee Changes. If there is a Key Employee Change that would, but for this clause (i), result in an increase to Earnout EBITDA (e.g., any reduction or elimination of salary or bonus expense as a result of the termination of employment of a Key Employee), such Key Employee Change will be disregarded for purposes of calculating Earnout EBITDA (i.e., Earnout EBITDA will be calculated as if no Key Employee Change had occurred and such Key Employee continued to be paid his salary and bonus for the duration of the Earnout Period as contemplated by the Key Employee Assumptions); provided, that if a Key Employee’s employment is terminated in connection with a Key Employee Change and the Surviving Company hires a new employee to perform the duties and responsibilities of the terminated Key Employee, the salary and bonus of such new employee will only be included as an expense in the calculation of Earnout EBITDA to the extent such expense exceeds in the aggregate the salary and bonus expense of such Key Employee which is set forth on Schedule 1.10.
(iv)    Adjustments for Make-Whole Payments. As part of each Earnout Statement delivered to the TPG CEO, Parent will also deliver to the TPG CEO (and the TPG CEO will deliver to the Holder Representative) a certificate (as to each Earnout Period, its “Supplemental Earnout Certificate”) setting forth in reasonable detail Parent’s good faith estimate as to (A) each item that has reduced Earnout EBITDA for such Earnout Period and that is also an item within the scope of the indemnification protection of Section 8.2 of the Agreement (whether or not an indemnification claim has been made with respect to such item) (each, an “Indemnifiable Loss”), (B) the portion (if any) of such Indemnifiable Loss that has been paid in cash by a Parent Indemnified Party, the Surviving Company or any Subsidiary (as to each such item, its “Cash Pay Amount”) and (C) the portion (if any) of such Indemnifiable Loss that remains accrued as of the end of such Earnout Period (as to each such item, its “Accrued Amount”). If, in the TPG CEO’s good faith determination, the Supplemental Earnout Certificate omitted any Indemnifiable Losses for such Earnout Period, within 15 Business Days after Parent issues a Supplemental Earnout Certificate, the TPG CEO may provide written notice to Parent with a copy to the Holder Representative (a “Supplemental Earnout Certificate Adjustment Notice”) identifying any additional Indemnifiable Losses that the TPG CEO

Annex A-15

believes should have been included for such Earnout Period, specifying in reasonable detail any such Indemnifiable Losses and attaching reasonable backup documentation for such additional Indemnifiable Losses. If the TPG CEO does not deliver a Supplemental Earnout Certificate Adjustment Notice within such 15 Business Day period, such Supplemental Earnout Certificate will be deemed approved by the TPG CEO and the Indemnifiable Losses specified therein, if any, will be the only Indemnifiable Losses subject to the adjustment provisions of this paragraph for such Earnout Period. If the TPG CEO does deliver a Supplemental Earnout Certificate Adjustment Notice within such 15 Business Day period, then the Parent CEO, TPG CEO and the Holder Representative will promptly meet and confer regarding such Supplemental Earnout Certificate and the Indemnifiable Losses identified therein. The Parent CEO, TPG CEO and the Holder Representative will endeavor in good faith within 15 days after the date of the Supplemental Earnout Certificate Adjustment Notice to reach agreement regarding the proper amount of Indemnifiable Losses applicable to such Earnout Period. In the event the Parent CEO, TPG CEO and the Holder Representative are unable to resolve any such disputes within such 15-day period, then Parent and the Holder Representative will mutually agree on one mediator not affiliated with either party to assist in resolving such disputes. Parent and the Holder Representative will cooperate with one another in selecting a mediator and in scheduling mediation proceedings, will act in good faith in such mediation, will share equally in the costs of any such mediation, and will use good faith efforts to cause such mediation to be completed within 60 days after the date on which the TPG CEO delivered its Supplemental Earnout Certificate Adjustment Notice. If a resolution is not agreed upon after completion of such mediation, Parent and the Holder Representative will resolve such disagreement in accordance with the procedures set forth in Section 1.9 of this Annex A. The Holder Representative will have the right, exercisable in its sole discretion within 30 days after final resolution of the amount of any Indemnifiable Loss for such Earnout Period to elect to make Parent whole with respect to such Indemnifiable Loss. If the Holder Representative elects to make Parent whole with respect to any Indemnifiable Loss (each, a “Make Whole Loss”), the Holder Representative will: (1) with respect to the Cash Pay Amount of such Indemnifiable Loss, instruct the Escrow Agent in writing to release such amount from the Escrow Amount to Parent or, once the remaining portion of the Escrow Amount (minus the amount of all then pending but unresolved indemnity claims) has been reduced to $0, agree in writing to allow the then pending Earnout Payment or any subsequent Earnout Payment to be reduced by the portion of the Cash Pay Amount not satisfied from a release of the Escrow Amount and (2) with respect to the Accrued Amount of such Indemnifiable Loss, instruct the Escrow Agent in writing to release such amount from the Escrow Amount or, once the remaining portion of the Escrow Amount (minus the amount of all then pending but unresolved indemnity claims) has been reduced to $0, agree in writing to allow the then pending Earnout Payment or any subsequent Earnout Payment to be reduced by the portion of the Accrued Amount not satisfied from a release of the Escrow Amount; provided, the amounts released from escrow or offset from any Earnout Payment under this clause (2) will be deposited into a separate escrow account with the Escrow Agent (as to each Indemnifiable Loss, its “Make Whole Escrow Amount”) until the Accrued Amount of such Indemnifiable Loss is resolved by Parent in accordance with the Agreement, at which time a portion of the Make Whole Escrow Amount equal to the cash amount paid by Parent, the Surviving Company or any Subsidiary to resolve such Accrued Amount will be released to Parent and the balance will be released to the Holder Representative for the benefit of the Holders. The Earnout EBITDA for any Earnout Period will be increased by any Make Whole Payment of any Make Whole Loss that reduced EBITDA for

Annex A-16

such Earnout Period. For the avoidance of doubt, nothing contained in this paragraph shall alter or prejudice in any respect any Parent Indemnified Party’s rights to receive indemnification under Section 8.2 of the Agreement (pursuant to the procedures and mechanisms set forth in Article VIII) with respect to any matter or any Losses (whether or not related to an Indemnifiable Loss identified in a Supplemental Earnout Certificate) that is not finally determined to be an Indemnifiable Loss with respect to the applicable Earnout Period pursuant to the foregoing procedures, including, without limitation, with respect to any matter or Loss that may not be known, determined or determinable as of the time of the preparation of the applicable Supplemental Earnout Certificate or as to which Parent or the TPG CEO has not yet determined a Parent Indemnified Party is entitled to indemnification pursuant to Section 8.2 of the Agreement as of the time of the preparation of the applicable Supplemental Earnout Certificate.
“Earnout EBITDA Target” has the meaning set forth on Schedule 1.10 to this Annex A.
“Earnout Employees” means the employees of the Company who are Holders, other than John Davis, Jeff Henseler, Todd Lesher and Rich Turner.
“Earnout Offset Losses” means losses that are indemnifiable under the Agreement (i) by reason of a breach of a Company Fundamental Representation, (ii) under Section 8.2(g) of the Agreement or (iii) by reason of a breach of a representation or warranty set forth in the Agreement that amounts to fraud.
“Earnout Period” means the 2015 Earnout Period, the 2016 Earnout Period, or the 2017 Earnout Period, as the case may be.
“EBITDA” means, for an applicable Earnout Period, (i) Net Income for such Earnout Period, plus (ii) interest expense deducted in the determination of Net Income, minus (iii) interest income included in the determination of Net Income, plus (iv) the amount of Taxes based on or measured by net income, deducted in the determination of Net Income, plus (v) the amount of depreciation and amortization expense deducted in determining Net Income (including fees to lenders), plus (vi) extraordinary losses and non-cash expenses or charges (including extraordinary non-cash compensation expenses) deducted in the determination of Net Income, minus (vii) extraordinary gains included in the determination of Net Income, in each case for such period and determined on a consolidated basis for the Surviving Company and its Subsidiaries plus (viii) any payment of any Earnout Amount (including any part thereof that is allocated to the retention plan referenced in Section 1.1(c)) deducted in the determination of Net Income, plus (ix) the Transaction Expenses deducted in the determination of Net Income, plus (x) non-recurring Board and auditing fees of the Company from July 1, 2014 to the Closing Date, plus (xi) any Earnout Amount to the extent accounted for as an expense under GAAP, plus (xi) any fees, including commitment fees and origination fees paid in connection with obtaining financing contemplated by Section 5.9(d) of the Agreement.
“Eligible Earnout Employee” means, with respect to an Earnout Period, an Earnout Employee who has satisfied the Earnout Employee Condition.

Annex A-17

“Good Reason” means a material diminution in an Earnout Employee’s base salary or annual target bonus opportunity or a requirement that the Earnout Employee move his or her principal place of employment more than 50 miles from the headquarters office of the Surviving Company as of the Effective Time.
“Key Employee Assumptions” has the meaning set forth on Schedule 1.10 to this Annex A.
“Key Employee Change” means any change to the Key Employee Assumptions.
“Make Whole Payment” means, with respect to any Make Whole Loss, the amount the Holder Representative instructs the Escrow Agent in writing to release to Parent from the remaining portion of the Escrow Amount (net of the amount of all then pending but unresolved indemnity claims) to cover such Make Whole Loss plus the amount the Holder Representative agrees in writing can be offset from the then pending Earnout Payment or any subsequent Earnout Payment to cover such Loss plus the Make Whole Escrow Amount deposited with respect to such loss.
“Net Income” means, for any period, consolidated net income (or loss) after taxes of the Surviving Company and its Subsidiaries for such period taken as a single accounting entity determined in accordance with the Earnout Accounting Principles.
“Parent Allocable Items” means any increase in costs and expenses or any reduction in revenue with respect to any activity as compared to the Operating Plan arising from (i) requirements to comply with Parent Laws (other than, for the avoidance of doubt, TPG Requirement Expenses and TPG Incidental Compliance Costs), (ii) contracts or covenants of Parent (other than contracts governing the Bank Financing or any contracts governing amendments thereto or replacements or refinancings thereof containing substantially the same covenants as the Bank Financing) binding on the Surviving Company or any of its Subsidiaries that were not approved by the TPG CEO or (iii) Parent’s breach of its financing obligations described in Section 5.9(d) of the Agreement.
“Parent CEO” means, as of any date, the Chief Executive Officer of Parent as of such date.
“Parent Laws” means, as of any date of determination through and including the end of the 2017 Earnout Period, Laws that apply to the Surviving Company and its Subsidiaries solely as a result of being acquired by Parent, including without limitation (i) Laws and listing standards applicable to public companies and/or bank holding companies in general and to Parent in particular, (ii) Parent’s and its Subsidiaries’ internal controls and corporate governance policies and procedures, and (iii) official or unofficial guidance of state, federal or other regulators, including but not limited to by way of any memorandum of understanding or financial institution letter, notice, oral advice or otherwise, that is applicable to public companies and/or bank holding companies in general and to Parent in particular.
“Parent Mandate” means an instruction or direction issued in writing by the Parent CEO to the TPG CEO that expands upon, eliminates or otherwise modifies a specific business initiative, business activity or operating method contemplated in the Operating Plan. For the purposes of clarity, (i) Parent New Ideas and TPG New Ideas are not Parent Mandates, (ii) except for any Parent New Idea or a TPG New Idea, if Parent issues an instruction or direction to the Surviving Company

Annex A-18

that expands upon, eliminates or otherwise modifies a specific business initiative, business activity or operating method contemplated in the Operating Plan, such instruction must be issued in writing by the Parent CEO to the TPG CEO and must therefore be issued as a Parent Mandate and (iii) if Parent enters into a contract on behalf of the Surviving Company or any of its Subsidiaries without the written approval of the TPG CEO, such action shall be deemed a Parent Mandate and Parent must issue notice thereof to the TPG CEO in accordance with Section 1.4(a).
“Specified Customer Event” means the termination, pursuant to that certain acknowledgment and amendment dated September 9, 2014, by a customer of the Surviving Company that provides online tax preparation services of its contracts with the Surviving Company or its Subsidiaries pursuant to such customer’s right to terminate such contracts if it believes, in its reasonable discretion, that any action or omission by Parent or the Surviving Company (i) reflects negatively on such customer, such customer’s businesses (and business relationships) or its executives; (ii) reflects negatively on the Surviving Company or its Subsidiaries or Parent or their businesses (and business relationships) or executives; (iii) requires such customer to take any action that is not required under such contracts or to waive any right such customer may have under such contracts; or (iv) reflects negatively on the tax preparation (and associated services) industry.
“TPG Requirements” means, as of any date of determination through and including the end of the 2017 Earnout Period, (i) all Laws other than Parent Laws (including without limitation regulatory compliance standards, consumer protection laws, consumer data guidelines and privacy rules and regulations) and permits applicable to the Surviving Company and its Subsidiaries or their competitors, software transmitters, electronic return originators (EROs), tax return preparation firms and tax return service bureaus and (ii) Contracts entered into by the Company or any of its Subsidiaries (prior to the Effective Time) or by the Surviving Company or any of its Subsidiaries (after the Effective Time) in accordance with the Operating Plan, in each case to the extent then in effect and binding on the Company (or Surviving Company) or any of its Subsidiaries.
“TPG Requirement Expenses” means costs and expenses required to comply with TPG Requirements.
“TPG CEO” means, as of any date, the Chief Executive Officer of the Surviving Company as of such date, provided, that for purposes of these Earnout Provisions, to the extent Bill Maher is no longer the Chief Executive Officer of the Surviving Company, “TPG CEO” shall mean Brad Cowie or if Brad Cowie is then not an employee of the Surviving Company, Brian Schmidt.

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